Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A. FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

TABLE OF CONTENTS

Cover

Consolidated Contents

Consolidated Statement of Financial Position

Consolidated Statement of Income

Consolidated Statement of Other Comprehensive Income

Consolidated Statement of Changes in Shareholders' Equity

Consolidated Statement of Cash Flows

Notes to the Consolidated Financial Statements

Consolidated Schedules

Summary of Activity

Independent Auditor's Report

Separate Content

Separate Statement of Financial Position

Separate Statement of Income

Separate Statement of Other Comprehensive Income

Separate Statement of Changes in Shareholders' Equity

Separate Statement of Cash Flows

Notes to the Separate Financial Statements

Separate Schedules

Additional Information to the Separate Financial Statements

Independent Auditor's Report

Supervisory Committee's Report

Signature Ratification

GRUPO FINANCIERO GALICIA S.A. FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 21 commenced January 1, 2019

Registered Address: Tte. Gral. Juan D. Perón 430 Piso 25° City of Buenos Aires - Argentina

Main Activity: Financial and Investment Matters

Registration Number with the Superintendency of Corporations: 12,749

Correlative Number with the Superintendency of Corporations: 1,671,058

Registration Date with the Superintendency of Corporations:

Of Bylaws: September 30, 1999

Of last amendment to Bylaws: September 11, 2019

Expiration Date of Bylaws: June 30, 2100

Data of the Parent Company:

Name: EBA HOLDING S.A.

Main Activity: Financial and Investment Matters

Interest of the Parent Company in Equity as of 12/31/19: 19.71%

Interest of the Parent Company in Votes as of 12/31/19: 55.11%

Equity Composition as of 12/31/19 (Note 31):

Figures stated in thousand Argentine pesos, except for "quantity" and "No. of votes per each share"

Shares
Quantity	Type	No. of votes per each share	Subscribed	Paid-in	Registered
281,221,650	Class "A" Ordinary Shares, nominal value 1	5	281,222	281,222	281,222
1,145,542,947	Class "B" Ordinary Shares, nominal value 1	1	1,145,543	1,145,543	1,145,543
1,426,764,597			1,426,765	1,426,765	1,426,765

1

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Notes	12/31/19	12/31/18
Assets
Cash and Due from Banks	5	130,819,165	143,309,428
Cash		52,728,463	21,189,989
Financial Institutions and Correspondents		78,090,702	122,119,439
Argentine Central Bank (BCRA)		75,542,241	119,190,612
Other, local and foreign financial institutions		2,548,461	2,928,827
Debt Securities at fair value through profit or loss	6	65,690,460	75,989,171
Derivative Financial Instruments	7	1,398,539	1,785,640
Repurchase transactions	8	30,075,478	2,068,076
Other Financial Assets	9	8,242,578	8,990,443
Loans and Other Financing	10	362,865,288	286,952,492
Non-financial Public Sector		6,829	11,777
Argentine Central Bank		22,374	533
Other Financial Institutions		10,687,560	7,872,353
To the Non-financial Private Sector and Residents Abroad		352,148,525	279,067,829
Other Debt Securities	11	19,045,411	14,489,766
Financial Assets Pledged as Collateral	12	11,550,586	10,817,492
Current Income Tax Assets	13	40,503	2,510,384
Investments in Equity Instruments	14	2,497,466	161,054
Property, Plant and Equipment	16 and 17	14,087,709	10,885,015
Intangible Assets	18	5,506,114	3,743,723
Deferred Income Tax Assets	19	7,237,080	867,139
Assets from Insurance Contracts	20	1,181,512	953,620
Other Non-Financial Assets	21	3,848,430	1,318,628
Non-current Assets Held for Sale	22	38,715	404,106
Total Assets		664,125,034	565,246,177

The accompanying Notes and Schedules are an integral part of these Consolidated Financial Statements.

2

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Notes	12/31/19	12/31/18
Liabilities
Deposits	23	393,905,510	360,097,275
Non-financial Public Sector		1,933,141	8,569,383
Financial Sector		450,934	711,737
Non-financial Private Sector and Residents Abroad		391,521,435	350,816,155
Liabilities at Fair Value through Profit or Loss	24	1,422,157	2,144,664
Derivative Financial Instruments	7	881,099	1,835,789
Repurchase transactions	8	-	1,948,559
Other Financial Liabilities	25	71,362,718	63,235,042
Financing Received from the Argentine Central Bank and other Financial Institutions	26	22,723,687	19,446,028
Debt Securities	27	29,240,851	29,983,653
Current Income Tax Liabilities	41	10,327,869	5,873,075
Subordinated Debt Securities	28	15,499,212	9,767,874
Provisions	29	2,764,298	1,449,323
Deferred Income Tax Liabilities	19	58,596	385,721
Liabilities from Insurance Contracts	20	1,468,635	1,103,220
Other Non-financial Liabilities	30	17,053,881	11,377,079
Total Liabilities		566,708,513	508,647,302
Shareholders' equity
Capital stock	31	1,426,765	1,426,765
Paid-in capital		10,951,132	10,951,132
Capital Adjustments		278,131	278,131
Profit Reserves		40,279,645	25,024,870
Retained Earnings		-	2,827,741
Other Comprehensive Income		142,452	(57,361)
Income for the Year	43	41,557,118	14,427,034
Shareholders' Equity Attributable to Parent Company's Owners		94,635,243	54,878,312
Shareholders' Equity Attributable to Non-controlling Interests	49	2,781,278	1,720,563
Total Shareholders' Equity		97,416,521	56,598,875

The accompanying Notes and Schedules are an integral part of these Consolidated Financial Statements.

3

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Notes	12/31/19	12/31/18
Interest Income	32	107,789,648	65,684,529
Interest Expenses	32	(77,550,996)	(38,360,494)
Net Income from Interest		30,238,652	27,324,035
Fee Income	32	28,345,551	21,109,105
Fee-related Expenses	32	(5,878,463)	(2,790,518)
Net Fee Income		22,467,088	18,318,587
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	32	55,897,894	15,053,353
Income from De-recognition of assets measured at Amortized Cost		193,399	192,847
Exchange rate differences on gold and Foreign Currency	33	7,473,356	3,121,895
Other Operating Income	34	16,044,343	7,394,207
Income from insurance activities	35	3,057,429	2,386,329
Loan and other receivables loss provisions	36	(20,339,667)	(10,326,630)
Net Operating Income		115,032,494	63,464,623
Personnel Expenses	37	(20,228,138)	(14,001,751)
Administrative Expenses	38	(19,936,118)	(14,457,117)
Depreciation and Impairment of Assets	39	(2,562,645)	(1,185,729)
Other Operating Expenses	40	(21,280,687)	(12,611,558)
Operating Income		51,024,906	21,208,468
Income before Taxes from Continuing Operations		51,024,906	21,208,468
Income Tax from Continuing Operations	41	(8,509,483)	(6,471,218)
Net Income from Continuing Operations		42,515,423	14,737,250
Income from Discontinued Operations	22	-	74,776
Income Tax from Discontinued Operations	41	-	(22,882)
Net Income for the Year		42,515,423	14,789,144
Net Income for the year attributable to parent company's owners		41,557,118	14,427,034
Net Income for the year attributable to non-controlling interests	49	958,305	362,110

Items	Notes	12/31/19	12/31/18
Earnings per Share	43
Net income attributable to Parent Company's owners		41,557,118	14,427,034
Net income attributable to Parent Company's owners adjusted by dilution effects		41,557,118	14,427,034
Weighted Average of Ordinary Shares Outstanding for the Year		1,426,765	1,426,765
Diluted Weighted Average of ordinary shares outstanding for the year		1,426,765	1,426,765
Basic Earnings per Share		29.13	10.11
Diluted Earnings per Share		29.13	10.11

The accompanying Notes and Schedules are an integral part of these Consolidated Financial Statements.

4

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Notes	12/31/19	12/31/18
Net Income for the Year		42,515,423	14,789,144
Items of Other Comprehensive Income (OCI) that may be reclassified to profit or loss for the year
Income or loss from Financial Instruments at fair value through Other Comprehensive Income (IFRS 9, Point 4.1.2a)
Income for the Year from financial instruments at fair value through OCI (*)	32	189,095	(74,640)
Other Comprehensive Income (*)		10,718	-
Total Other Comprehensive Income that may be reclassified to profit or loss for the year		199,813	(74,640)
Total Other Comprehensive Income		199,813	(74,640)
Total Comprehensive Income		42,715,236	14,714,504
Total Comprehensive Income Attributable to Parent Company's owners		41,756,931	14,352,394
Total Comprehensive Income Attributable to Non-controlling Interests	49	958,305	362,110

(*) Net of Income Tax

The accompanying Notes and Schedules are an integral part of these Consolidated Financial Statements.

5

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Changes	Notes	Capital Stock	Paid-in capital	Equity Adjustments	Other Comprehensive Income		Profit reserves		Retained Earnings	Total Shareholders' equity attributable to parent company's owners	Total Shareholders' equity of non-controlling interests	Total Shareholders' equity
		Outstanding	Share premium		Accumulated Income (Loss) from Financial Instruments at Fair Value Through OCI	Other	Legal Reserve	Other Reserves
Balances as of 12/31/18		1,426,765	10,951,132	278,131	(57,361)	-	340,979	24,683,891	17,254,775	54,878,312	1,720,563	56,598,875
Capital Contribution from Non-controlling Interests	49	-	-	-	-	-	-	-	-	-	102,410	102,410
Distribution of profits
- Cash Dividends	42	-	-	-	-	-	-	-	(2,000,000)	(2,000,000)	-	(2,000,000)
- Other Reserves		-	-	-	-	-	-	15,254,775	(15,254,775)	-	-	-
Total Comprehensive Income for the Year
Net Income for the Year	43	-	-	-	-	-	-	-	41,557,118	41,557,118	958,305	42,515,423
Other Comprehensive Income for the Year		-	-	-	199,813	-	-	-	-	199,813	-	199,813
Balances as of 12/31/19		1,426,765	10,951,132	278,131	142,452	-	340,979	39,938,666	41,557,118	94,635,243	2,781,278	97,416,521

6

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued)

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Changes	Notes	Capital Stock	Paid-in capital	Equity Adjustments	Other Comprehensive Income		Profit reserves		Retained Earnings	Total Shareholders' equity attributable to parent company's owners	Total Shareholders' equity of non-controlling interests	Total Shareholders' equity
		Outstanding	Share premium		Accumulated Income (Loss) from Financial Instruments at Fair Value Through OCI	Other	Legal Reserves	Other Reserves
Balances as of 12/31/17		1,426,765	10,951,132	278,131	17,279	-	315,679	17,074,889	11,157,210	41,221,085	1,935,196	43,156,281
Acquisition of Non-controlling Interests	49	-	-	-	-	-	-	504,833	-	504,833	(504,833)	-
Dividend Distributions from Tarjetas Regionales S.A.	49	-	-	-	-	-	-	-	-	-	(71,910)	(71,910)
Distribution of profits
- Cash Dividends	42	-	-	-	-	-	-	-	(1,200,000)	(1,200,000)	-	(1,200,000)
- Other Reserves		-	-	-	-	-	25,300	7,104,169	(7,129,469)	-	-	-
Total Comprehensive Income for the Year
Net Income for the Year	43	-	-	-	-	-	-	-	14,427,034	14,427,034	362,110	14,789,144
Other Comprehensive Income for the Year		-	-	-	(74,640)	-	-	-	-	(74,640)	-	(74,640)
Balances as of 12/31/18		1,426,765	10,951,132	278,131	(57,361)	-	340,979	24,683,891	17,254,775	54,878,312	1,720,563	56,598,875

7

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Notes	12/31/19	12/31/18
CASH FLOW FROM OPERATING ACTIVITIES
Income for the Year before Income Tax		51,024,906	21,208,468
Adjustments to Obtain Cash Flows from Operating Activities:
Loan and other receivables loss provisions		20,339,667	10,326,630
Depreciation and Impairment of Assets		2,562,645	1,185,729
Other Transactions		(10,810,564)	3,733,717
Decreases from Operating Assets:
Debt Securities at Fair Value through Profit or Loss		(1,425,450)	10,789,088
Derivative Financial Instruments		1,515,829	448,049
Repurchase Transactions		6,268,028	618,177
Other Financial Assets		5,283,132	(3,077,485)
Loans and Other Financing
- Non-financial Public Sector		5,314	(11,465)
- Argentine Central Bank		(21,168)	-
- Other Financial Institutions		(545,515)	(1,002,088)
- Non-financial Private Sector and Residents Abroad		(48,984,137)	(48,528,195)
Other Debt Securities		814,809	(8,939,365)
Financial Assets Pledged as Collateral		1,803,043	(4,070,319)
Investments in Equity Instruments		120,266	307,522
Other Non-financial Assets		(2,609,743)	626,594
Increase/(Decrease) from Operating Liabilities:
Deposits
- Non-financial Public Sector		(7,210,876)	7,385,258
- Financial Sector		(307,721)	(1,330,454)
- Non-financial Private Sector and Residents Abroad		(54,056,011)	83,829,393
Liabilities at Fair Value through Profit or Loss		(1,451,330)	1,458,684
Derivative Financial Instruments		(996,798)	1,223,224
Repurchase Transactions		(3,512,676)	(1,219,178)
Other Financial Liabilities		(8,876,521)	24,282,311
Provisions		(122,844)	(20,844)
Other Non-financial Liabilities		5,668,469	1,635,451
Income Tax Collections/Payments		(7,906,347)	(5,117,190)
TOTAL CASH-FLOW FROM OPERATING ACTIVITIES (A)		(48,431,593)	95,741,712

8

GRUPO FINANCIERO GALICIA S.A.
CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

FOR THE FISCAL YEAR COMMENCED ON JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Notes	12/31/19	12/31/18
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of Property, Plant and Equipment, Intangible Assets and Other Assets	17	(5,523,256)	(5,163,855)
Purchase of equity interests in Associates and Joint Ventures	49	-	(924,140)
Other payments related to investment activities		-	(3,862)
Collections:
Sale of Property, Plant and Equipment; Intangible Assets and Other Assets		1,184,592	67,156
Dividends earned		120,265	277,722
Discontinued Operations/Sale of equity interests in Associates and Joint Ventures		2,310,568	926,542
TOTAL CASH-FLOWS FROM INVESTMENT ACTIVITIES (B)		(1,907,831)	(4,820,437)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Unsubordinated Debt Securities		(8,937,824)	(3,731,618)
Argentine Central Bank		(6,226)	(2,424)
Financing from Local Financial Institutions		(1,475,147)	(3,405,174)
International Banks and Financial institutions		(5,302,218)	(8,402,272)
Leases		(597,306)	-
Dividends	42	(2,000,000)	(1,200,000)
Collections:
Unsubordinated Debt Securities		7,433,142	14,265,093
Capital Contribution	49	102,410	-
Argentine Central Bank		-	10,972
Financing from Local Financial Institutions		1,073,051	5,081,470
International Banks and Financial Institutions		240,348	7,375,328
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES (C)		(9,469,770)	9,991,375
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS (D)		66,940,395	35,565,579
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D+)		6,131,201	136,478,229
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	225,858,938	89,380,709
CASH AND CASH EQUIVALENTS AT THE CLOSING OF THE YEAR	5	231,990,139	225,858,938

9

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (hereinafter, "the Company", and jointly with its subsidiaries, "the Group") is a financial services holding company incorporated in September 14, 1999 under the laws of Argentina. The Company's main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. Banco de Galicia y Buenos Aires S.A.U. (hereinafter, "Banco Galicia" or "the Bank") is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; and IGAM LLC, a company engaged in assets management.

These Consolidated Financial Statements have been approved and authorized for publication through Minute of  Board of Directors' meeting No. 601 dated February 20, 2020.

1.1. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Group, by virtue of the fact that it falls within the scope of Art. 2, Section I, Chapter I of Title IV: Periodic Information Regime of the Argentine National Securities Commission (CNV) regulations, presents its Financial Statements in accordance with the Argentine Central Bank valuation and exposure standards. In accordance with provisions in the aforementioned article, we note that:

- The Company's corporate purpose is exclusively to perform financial and investment activities;

- investments in Banco Galicia and Tarjetas Regionales S.A., the latter being under Argentine Central Bank's consolidated supervision regime (Communication "A" 2989 and its supplements), represent 95.93% of the Company's assets, constituting the main assets of the Company;

- 96.03% of the Company's revenues are from its profit share in the companies mentioned in the preceding item;

- The Company holds 100% of the capital stock of Banco Galicia, and 83% in the capital stock of Tarjetas Regionales S.A., thus being the controlling company in both.

The Argentine Central Bank, through Communications "A" 5541 and its amendments, established a convergence plan with respect to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, for the years commenced from January 1, 2018 onwards, with the exception of the application of point 5.5 (impairment loss) of IFRS 9 "Financial Instruments" and IAS 29 "Financial Information in Hyperinflationary Economies", both temporarily excepted until January 1, 2020; from the current fiscal year onwards, the regulations on Financial Assets Impairment and restatement of Financial Statements in current currency will have to be applied, in accordance with the provisions of Communications "A" 6430, "A" 6651, "A" 6778, "A" 6847, and "A" 6849. The last Communication referenced established the use of a special measurement criterion for Non-financial Public Sector debt instruments, which are temporarily excluded from the scope of application of point 5.5 of the IFRS 9. Consequently, as of January 1, 2020, Financial Institutions will be allowed to re-categorize said instruments measured at fair value through profit or loss and fair value through other comprehensive income (OCI), as per the amortized cost criterion. The incorporation value will be the accounting value as of that date. The accrual of interest and secondary items will be interrupted while the book value is above its recoverable value for those instruments for which the aforementioned option has been exercised.

The Argentine Central Bank provided that standards on "Minimum Allowances for Uncollectible Accounts Risk" will maintain a "regulatory" scope, notwithstanding that the financial statements will be recorded according to the IFRS-based accounting framework established by said Institution. Financial Institutions must temporarily deduct from their Regulatory Capital (Responsabilidad Patrimonial Computable, RPC) the positive difference between the "regulatory" allowance calculated according to the standards on "Minimum Allowances for Uncollectible Accounts Risk" and the accounting allowance for the last fiscal year, whichever is the greater, and the new accounting allowance calculated according to point 5.5. of IFRS 9.

10

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Additionally, as described in Note 22, for valuation at fair value of shareholding in Prisma Medios de Pago SA, the Superintendency of Financial Institutions has established that, for its recognition, such amounts cannot exceed the proportion received in cash at the time of the sale.

It has been concluded that these Consolidated Financial Statements reasonably present the financial position, financial yield and cash flows, in accordance with the IFRS-based accounting framework established by the Argentine Central Bank, taking into account what is described in Note 1.2. (b)-Measurement Unit.

1.2. BASES FOR PREPARATION

These Consolidated Financial Statements have been prepared in accordance with the IFRS-based accounting framework established by the Argentine Central Bank, as referenced in Note 1.1.

The preparation of the Consolidated Financial Statements requires that estimates and evaluations be made to determine the amount of recorded assets and liabilities, and contingent assets and liabilities, disclosed at the date of issuance thereof, as well as income and expenses recorded in the fiscal year. In this regard, estimates are made to be able to calculate at a given time, among others, the recoverable value of the assets; allowances for uncollectible accounts, risks and other contingencies; depreciation and impairment of assets; and the income tax charge. The real future income may differ from estimates and evaluations as of the date of preparation of these Consolidated Financial Statements.

The areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant for the Consolidated Financial Statements, are described in Note 2.

(a) Going concern

As of the date of these Consolidated Financial Statements, there are no uncertainties regarding events or conditions that may give rise to doubts about the possibility of the Group continuing to operate normally as a going concern.

(b) Measurement Unit

The Consolidated Financial Statements of the Group recognize the variations in the purchasing power of the currency until February 28, 2003; as of that date, certain adjustments for inflation have been discontinued, in accordance with the Argentine Central Bank's Communication "A" 3921.

Argentine Law No. 27,468, passed in November of 2018, repealed the prohibition on presenting Financial Statements adjusted for inflation established by Executive Order 664/2003, delegating its application to each controlling authority. In that regard, on February 22, 2019, through Communications "A" 6651 and "A" 6778, the Argentine Central Bank established that the entities subject to its control must restate their Financial Statements in constant currency for the years commenced from January 1, 2020 onwards. Likewise, on December 26, 2018 the CNV issued General Resolution No. 777/2018 authorizing the issuer entities to present accounting information in homogeneous currency for the Annual Financial Statements and for interim and special periods closing as of December 31, 2018, this date included, with the exception of Financial Institutions and Insurance Companies.

11

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

IAS 29 "Financial Information in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is that of a hyperinflationary economy, be restated in terms of the current measuring unit at the closing date of the reporting period, regardless of whether they are based on the historical cost or the current cost method. For this purpose, in general, inflation taking place from the acquisition date or the revaluation date, as appropriate, must be computed in non-monetary items. These requirements also include the comparative information in the Financial Statements. The restatement mechanism of IAS 29 establishes that monetary assets and liabilities shall not be restated, as they are stated in the current measuring unit at the closing of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted according to such agreements. Non-monetary items measured at their current values at the end of the reporting period, such as net realizable value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated using a general price index. The loss or profit from the net monetary position will be included in the net income of the reporting period, disclosing this information in a separate item.

For the purpose of concluding whether an economy is categorized as hyperinflationary under the terms of IAS 29, certain factors are to be considered, including the occurrence of an accumulated inflation rate in three years close to or exceeding 100%. For this reason, according to IAS 29, the Argentine economy must be considered as hyperinflationary as of July 1, 2018.

IAS 29 has not been applied in these Financial Statements, in compliance with the regulations of the aforementioned Argentine Central Bank Communications "A" 6651 and "A" 6778.

The application of IAS 29 "Financial Information in Hyperinflationary Economies" has widespread effects on the Financial Statements; therefore, the reported balances would be significantly affected, increasing the Group's equity and their income as of December 31, 2019 to Ps. 111,764 million and Ps. 21,932 million, respectively, while as of December 31, 2018, the equity would have amounted to Ps. 92,492 million and the income for that year would have amounted to Ps. (4,950) million, respectively. In determining the aforementioned equity and income, the impact of applying point 5.5 (impairment loss) of IFRS 9 was also considered pursuant to the provisions of Communication "A" 6841 (see Notes 1.1. and 1.12.)

(c) Comparative Information

Balances as of December 31, 2018 expressed in these Consolidated Financial Statements for comparison purposes arise from the Financial Statements as of such date.

Certain reclassifications have been made on the relevant figures for the Consolidated Financial Statements presented in comparative form in order to maintain consistency with the figures for this fiscal year.

(d) New Accounting Standards

Pursuant to the provisions of the Articles of Incorporation of the Argentine Central Bank and the Argentine Financial Institutions Act, the Argentine Central Bank shall issue its opinion regarding its approval for Financial Institutions as new IFRS, or amendments or repeals of those in force, are approved, and once these changes are adopted through the Adoption Circulars issued by the Argentine Federation of Professional Councils in Economic Sciences (the Federación Argentina de Consejos Profesionales en Ciencias Económicas, or FACPCE). In general, the early application of any IFRS will not be accepted, unless it is specifically approved at the time of its adoption.

The new standards adopted by the Group as of January 1, 2019 are detailed below.

IFRS 16 "Leases": in January 2016, the IASB issued IFRS 16 "Leases", which established new principles for recognizing, measuring, presenting and disclosing information on leases. Under IFRS 16, a contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time, in exchange for a consideration. In such cases, it requires the lessee to recognize a liability for the present value of the agreed future payments, discounted at the implicit rate of the contract or, failing that, at the lessee's incremental financing rate and an asset for the right of use of the underlying asset. This criterion must be applied to all lease contracts, and its application is optional for agreements whose terms do not exceed 12 months, and where the leased assets are considered of low value. For the accounting of the lessors, the classification established in IAS 17 in Operating and Finance leases is maintained. This standard is effective for annual periods commencing on or after January 1, 2019.

12

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The Group had to change its accounting policies as a consequence of adopting IFRS 16. The Group decided to adopt the new standards retrospectively, but recognized the cumulative effect of the initial application of the new standard as of January 1, 2019 (See Note 16).

IFRIC 23 "Uncertainty about the Income Tax Treatment": this interpretation clarifies how the recognition and measurement requirements of IAS 12, "Income Tax", are applied when there is uncertainty about the income tax treatment. This standard was published in June of 2017 and came into force for the years commencing as of January 1, 2019. Its application did not have any significant impact on the Group.

Early termination options with negative compensation - amendment to IFRS 9: this amendment to IFRS 9 allows entities to measure at amortized cost certain instruments that allow advance payment with negative compensation. These assets, including certain loans and bonds, should be measured at fair value with offsetting entries to income. To be measured at amortized cost, the negative compensation must be a "reasonable compensation for early termination" and the asset must be held within a business model whose objective is 'to hold to collect'. This standard is effective for annual periods commencing on or after January 1, 2019. Its application did not have any significant impact on the Group.

Investments in associates and joint ventures - amendments to IAS 28: this amendment clarifies accounting in associates and joint ventures for which the equity method does not apply. The entities must account for said investments in accordance with IFRS 9 "Financial Instruments" before applying the impairment requirements of IAS 28 "Investments in associates and joint ventures". This standard is effective for annual periods commencing on or after January 1, 2019. Its application did not have any significant impact on the Group.

2015-2017 Improvement Cycles: the following improvements were implemented in December of 2017, being effective for annual periods commencing on or after January 1, 2019.

✓ IFRS 3: clarified that obtaining the control of a joint operation is a business combination made in stages.

✓ IFRS 11: clarified that the party obtaining the joint control of a business that is a joint operation must not measure against its prior interest in the joint operation.

✓ IAS 12: clarified that tax consequences of dividends on financial instruments classified as equity must be recognized according to where the past transactions or events that generated distributable profits were originally recognized.

✓ IAS 23: clarified that, if a specific loan is pending after the qualifying asset is ready to be used or sold, then said loan becomes a general loan.

 The application of this standard did not have any significant impact.

(e) Changes in Accounting Policies

As indicated in Note 1.2. (d), the Group has adopted IFRS 16 "Leases" retrospectively as of January 1, 2019, but has not modified the comparative balances for the 2018 fiscal year, as allowed by the temporary regulations thereof. Therefore, the reclassifications and adjustments derived from the new Lease standard are recognized in the Statement of Financial Position as of January 1, 2019. The new accounting policies are disclosed in Note 1.13.

13

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Following the adoption of IFRS 16, the Group recognized lease liabilities related to leases that had been classified as operating leases under the previous standard (IAS 17). These liabilities were measured at the present value of the remaining lease payments, discounted by using the lessee's incremental financing rate as of January 1, 2019. The weighted average lessee's incremental financing rate applied to lease liabilities as of January 1, 2019 was 37.94% for contracts in Argentine pesos and 8.60% for contracts in foreign currency.

(i) Practical expedients used

When applying IFRS 16 for the first time, the Bank has used the following practical expedients enabled by the standard:

• the use of a single discount rate in a lease portfolio with reasonably similar characteristics;

• continuing with the assessment prior to the application of the new standard as to whether leases were onerous, so as not to carry out an impairment test; the Group did not have any onerous contracts as of January 1, 2019;

• recording as short-term leases the operating leases with a remaining period under 12 months as of January 1, 2019;

• excluding the initial direct costs to measure the right-of-use asset as of the initial application date; and

• using the entire information available at the assessment date to determine the lease term when the contract includes extension or termination options.

The Group has also opted for not reassessing if a contract is or contains a lease on the initial application date. For contracts concluded prior to the transition date, the Group maintained the assessment carried out under IAS 17 and IFRIC 4 "Determining Whether an Arrangement Contains a Lease".

14

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

(ii) Measurement of Lease Liabilities as of the initial application date:

Balance as of 01/01/19
Operating leases commitments disclosed as of December 31, 2018	4,408,075
Discounted at the incremental financing rate as of the initial application date	3,250,942
(Minus): short-term leases not recognized as liabilities	-
(Minus): low-value leases not recognized as liabilities	-
Plus/(Minus): contracts reassessed as leases	-
Plus/(Minus): adjustments for different treatment of extension or termination options	-
Plus/(Minus): adjustments related to changes in the index or rate affecting variable payments	50,400
Lease Liabilities recognized as of January 1, 2019	3,301,342

(iii) Measurement of right-of-use assets

Right-of-use assets were measured for an amount equal to lease liabilities.

(iv) Adjustments recognized in the Statement of Financial Position as of January 1, 2019

The change in the accounting policies affected the following items of the Statement of Financial Position as of January 1, 2019:

• Property, Plant and Equipment - Increase of Ps. 3,550,942.

• Right-of-use Assets - Increase of Ps. 3,250,942.

• Deferred Tax Assets - Increase of Ps. 975,283.

• Lease Liabilities - Increase of Ps. 1,515,683.

(f) New accounting standards and amendments issued by the IASB that have not been adopted by the Group

The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commencing on or after January 1, 2019, and have not been adopted in advance.

IFRS 17 "Insurance Contracts": On May 18, 2017, the IASB issued IFRS 17 "Insurance Contracts", which provides a comprehensive, principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 "Insurance Contracts" and requires that insurance contracts be measured using current  cash flows and that revenues be recognized as the service is provided during the coverage period. This standard is effective for fiscal years commencing on or after January 1, 2021. The Group is evaluating the impact of adopting this new standard.

Definition of "Material" - Amendments to IAS 1 and IAS 8: The IASB has amended IAS 1 "Presentation of Financial Statements" and NIC 8 "Accounting Policies, Changes in Accounting Estimates, and Errors related to the concept of Material".

These amendments clarify the following:

  certain references regarding the concealing of information addresses in situations where the effect is similar to omitting or falsifying said information, and that an entity evaluates the materiality to the financial statements as a whole in respect thereof; and
  the meaning of "primary users of the general purpose Financial Statements" in relation to whom those Financial Statements are addressed, and defining them as "investors, lenders and other current and potential creditors", who should be determined based on the general purpose Financial Statements in respect of the financial information they need.

15

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

These amendments are effective as of January 1, 2020 and are not expected to have any significant impact on the Group.

Definition of "Business" - Amendment to IFRS 3: The new definition of "Business" includes a comprehensive set of activities and assets that may be utilized to provide goods or services to customers, generate investment income (such as dividends or interest) or generate other income from ordinary activities. Yields, such as lower costs and other economic benefits, are excluded from the above definition.

This amendment is effective as of January 1, 2020 and is not expected to have any significant impact on the Group.

Reform to the interest rate benchmark - Amendments to IFRS 9, IAS 39 and IFRS 7: These amendments relate to reforms to interest rate benchmarks, such as LIBOR and other rates offered in the interbank market. These reforms specifically relate to hedge accounting and clarify that such reforms should not cause the end of hedge accounting under IFRS. Hedge ineffectiveness, however, must continue to be recorded in the Statement of Income. These amendments are effective as of January 1, 2020. These amendments are not expected to have any significant impact on the Group.

There are no other IFRS or IFRIC interpretations that are not effective and that are expected to have a significant impact on the Group.

1.3 CONSOLIDATION

Subsidiaries are those entities, including structured entities, controlled by the Group such that the Group  (i) has the power to direct relevant activities of the investee, which significantly affect its returns; (ii)  has exposure, or rights, to variable returns for its interest in the investee; and (iii) has the ability to use its power over the investee to affect the amount of the investor's returns. The existence and effect of substantive rights, including potential voting rights, are taken into account when evaluating whether the Group has control over another entity. For a right to be substantive, the holder must have the practical ability to exercise it whenever necessary to make decisions regarding relevant activities of the entity. The Group control an entity even if it possesses less than the majority of the voting rights.

Likewise, the protective rights of other investors, such as those related to substantive changes in the activities of the investee or applied only in exceptional circumstances, may not prevent the Group from having control over an investee. The subsidiaries are consolidated from the date the control is transferred to the Group, and cease to be consolidated as of the date on which such control ceases.

The subsidiaries with which these Consolidated Financial Statements have been consolidated are detailed in Note 15.

For the purposes of consolidation, the subsidiaries' Financial Statements for the year ended December 31, 2019 were used, covering the same time period as the Group's Financial Statements. Sudamericana Holding S.A.'s Financial Statements have been adjusted to present criteria similar to those applied by the Group for the preparation of the Consolidated Financial Statements.

Credits, debts and income arising from transactions between the Group's members not disclosed to third parties were eliminated from the Consolidated Financial Statements.

A non-controlling interest is that part of a subsidiary's net income and equity attributable to interests that are not directly or indirectly owned by the Company. Non-controlling interest is a separate component of the Group's equity.

In accordance with the provisions of IFRS 3 "Business combinations", the acquisition method is used to account for the acquisition of subsidiaries. The assets and liabilities acquired and contingent liabilities assumed in a business combination are measured at their fair values on the acquisition date.

16

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Business goodwill is measured as the difference between the net of the amounts (as of the acquisition date) of the assets acquired, the liabilities assumed, the consideration transferred, the amount of the non-controlling interest in the acquiree, and the fair value of an interest in the acquiree prior to the acquisition date.

The consideration transferred in a business combination is measured at the fair value of the assets transferred by the acquirer, the liabilities incurred by the acquirer with the previous owners of the acquiree, and the equity interests issued by the acquirer. The transaction costs are recognized as expenses in the periods in which the costs have been incurred and the services have been received, except for the transaction costs incurred to issue equity instruments that are deducted from equity, and the transaction costs incurred to issue debt that are deducted from their book value.

1.4. TRANSACTIONS INVOLVING NON-CONTROLLING INTERESTS

Transactions involving non-controlling interests are considered transactions with the Group's shareholders. For acquisitions of non-controlling interests, the difference between any remuneration paid and the corresponding interest in the book value of the net assets acquired from the subsidiary are recognized as equity. Profits and losses for sale of interests, while maintaining control, are also recognized as equity.

1.5. ASSOCIATES

Associates are entities over which the Group has significant direct or indirect influence, but not control; generally, this implies holding between 20 and 50 percent of the voting rights. Investments in associates are accounted for using the equity method, and are initially recognized at cost. The book value of the associates includes the business goodwill identified in the acquisition less accumulated impairment losses, if any. Dividends received from associates reduce the book value of the investment in associates. The Group's interests in associates are subsequently recorded as follows: (i) the Group's share in the profits or losses of the associates is recorded in the Statement of Income as Share of Profit from Associates and Joint Ventures and (ii) the Group's share in Other Comprehensive Income of the associates is recognized in the Statement of Other Comprehensive Income and presented separately. When the Group's share in losses in an associate equals or exceeds its interest in it, the Group will cease to recognize its share in the additional losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized profits on transactions between the Group and its associates are eliminated to the extent of the Group's share in the associates; unrealized losses are also eliminated unless the transaction provides evidence of impairment of the transferred asset.

1.6. SEGMENT REPORTING

An operating segment is a component of an entity (a) that conducts business activities from which it can obtain income and incur expenses (including revenues and expenses related to transactions with other components of the same entity); (b) whose operating income is regularly reviewed to make decisions about the resources to be allocated and assess its performance; and (c) for which confidential financial information is available.

Segment reporting is presented in a coherent manner with the internal reports provided to the Board of Directors, who is in charge of making the Group's strategic decisions and is responsible for allocating resources and assessing the performance of the operating segments.

1.7. FOREIGN CURRENCY TRANSLATION

17

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

(a) Functional Currency and Presentation Currency

The figures included in the Consolidated Financial Statements corresponding to each entity within the Group are stated in their functional currency, i.e., in the currency used in the primary economic environment where it operates. The Consolidated Financial Statements are presented in Argentine pesos, which is the Group's functional and presentation currency. (See Note 1.2).

(b) Transactions and balances

Transactions in foreign currency are translated into the functional currency at the exchange rate in force on the applicable transaction or the valuation date, when such  items are measured at the exchange rate in effect upon closing. Profits and losses in foreign currency resulting from the settlement of these transactions and the translation of monetary assets and liabilities into foreign currency at the exchange rate are recognized in the Statement of Income in the item "Exchange rate differences on gold and foreign currency", except when they are deferred in equity by transactions which qualify as cash flows hedges, if appropriate.

Assets and liabilities in foreign currency have been valued at the reference exchange rate of the US dollar defined by the Argentine Central Bank in force at the closing of operations on the last business day of each month.

As of December 31, 2019 and December 31, 2018, balances in US dollars were translated at the reference exchange rate (Ps. 59.895 and Ps. 37.8083, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using the types of exchange rate reported by the Argentine Central Bank.

1.8. CASH AND DUE FROM BANKS

The item "Cash and Due from Banks" includes available cash and bank deposits freely available, which are liquid short-term instruments with maturity less than three months from the origination date.

Such assets are recorded at their amortized cost, which is close to fair value.

1.9. FINANCIAL INSTRUMENTS

Initial Recognition

The Group recognizes a financial asset or liability in its Consolidated Financial Statements, as appropriate, when it becomes part of the contractual clauses of said financial instrument. Purchases and sales are recognized as of the trading date when the Group buys or sells the instruments.

In the initial recognition, the Group measures financial assets or liabilities at fair value, plus or minus, for instruments not recognized at fair value through profit or loss, transaction costs that are directly attributable to the acquisition itself, such as fees and commissions.

When the fair value differs from the cost value of the initial recognition, the Group recognizes the difference as follows:

a. When the fair value is based on the market value of the financial asset or liability, or is based on a valuation technique solely using market values, the difference is recognized as profit or loss, as appropriate.

b. In other cases, the difference is deferred and the recognition over time of the profit and loss is individually determined. The difference is amortized over the life of the instrument until the fair value can be measured based on market values.

18

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Financial Assets

a. Debt Securities

The Group considers as debt instruments those instruments which constitute financial liabilities for the issuer, such as loans, government and private securities, bonds and customer accounts receivable.

Classification

As set forth in IFRS 9, the Group classifies financial assets according to how they are subsequently measured: at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on:

- the Group's business model to manage financial assets; and

- the characteristics of the contractual cash flows of the financial asset.

Business Model

The Business Model refers to the mode in which the Group manages a set of financial assets to reach a specific business objective. It represents the manner in which the Group holds the instruments to generate funds.

Business Models that the Group follows are listed below:

- holding the instruments until their maturity;

- holding the instruments in the portfolio to collect the cash flows and, in turn, sell them when deemed convenient; or

- holding the instruments for their trading.

The Group's Business Model does not depend on the intentions that it may have for an individual instrument. Therefore, this condition is not an instrument-by-instrument classification approach, but it is determined from a higher level of aggregation.

The Group only reclassifies an instrument when, and only when, the business model to manage assets is modified. The reclassification occurs at the commencement of the period where the change takes place. Any such changes are not expected to occur frequently, and no such changes have been recorded in this fiscal year.

Characteristics of Cash Flows

The Group evaluates whether the cash flow of grouped instruments is significantly different from the flow that would be received solely from interest; otherwise, they shall be measured at fair value through profit or loss.

Based on the foregoing, there are three categories of Financial Assets:

(i) Financial Assets at amortized cost:

Financial Assets are measured at amortized cost when:

(a) the financial asset is within a business model whose objective is to hold the financial assets in order to obtain the contractual cash flows; and

(b) the contractual conditions of the financial asset give rise, on specified dates, to cash flows that are only payments of principal and interest on the amount of outstanding principal.

19

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

These financial instruments are initially recognized at their fair value plus the directly attributable incremental transaction costs and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, less its accumulated amortization, plus accrued interest (calculated according to the effective interest method), net of any impairment loss.

(ii) Financial Assets at fair value through Other Comprehensive Income:

Financial Assets are measured at fair value through Other Comprehensive Income when:

(a) the financial asset is within a business model whose objective is achieved by obtaining the contractual cash flows and selling financial assets; and

(b) the contractual conditions of the financial asset give rise, on specified dates, to cash flows that consist of payments of principal and interest on the amount of the outstanding principal.

These financial instruments are initially recognized at their fair value plus the incremental transaction costs directly attributable to such financial instruments, and are subsequently measured at fair value through Other Comprehensive Income. Profits and losses arising from changes in the fair value are included in Other Comprehensive Income within a separate equity component. Impairment losses or reversals, income for interest, and exchange profits and losses are recognized through profit or loss. At the time of its sale or disposal, the accumulated profit or loss previously recognized through Other Comprehensive Income is reclassified from equity to the Statement of Income.

(iii) Financial Assets at fair value through profit or loss:

Financial Assets at fair value through profit or loss are the following:

- instruments held for trading;

- instruments specifically designated at fair value through profit or loss; and

- instruments with contractual conditions which do not represent cash flows that are only payments of principal and interest on the amount of the outstanding principal.

These financial instruments are initially recognized at their fair value and any change in fair value is recognized in the Statement of Income.

A Financial instrument is classified as "held for trading" if it is acquired or incurred primarily for the purpose of selling or repurchasing it in the short term, if it is part of a portfolio of financial instruments that are jointly managed and for which there is evidence of short-term earnings, or if it is a derivative instrument that is not in a qualified hedge ratio. Derivative instruments and held-for-trading securities are classified as held for trading and are recognized at fair value.

Additionally, Financial Assets can be valued at fair value through profit or loss when, by doing so, the Group eliminates or significantly reduces a measurement or recognition inconsistency.

b. Equity Instruments

Equity instruments are instruments which do not contemplate a contractual obligation to pay and evidence a residual interest on the issuer's asset after deducting its liabilities.

Equity instruments are valuated at fair value through profit or loss, except when, at the time of the initial recognition, the irrevocable option had been used to measure them at fair value through Other Comprehensive Income. This method is only applicable when the instruments are not held for trading. Income from such instruments shall be classified as Other Comprehensive Income and may not be reclassified, even when they are realized. Dividends receivable arising from such instruments shall be recognized through profit or loss solely when the Group is entitled to collect the payment.

20

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Financial Liabilities

Classification

The Group classifies their financial liabilities at amortized cost, using the effective interest method, except for:

- financial liabilities valuated at fair value through profit or loss, including derivative financial instruments;

- liabilities arising from the transfer of financial assets not complying with the requirement of de-recognition from accounts;

- financial guarantee contracts; and

- commitments to grant loans at a lower rate than market rate.

Financial liabilities valued at fair value through profit or loss: the Group may choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss, if, and only if, in doing so, it reflects a better measurement of financial information because:

- the Group eliminates or significantly reduces a measurement or recognition inconsistency which would otherwise be expressed in the valuation;

- if the financial assets and liabilities, or a group of financial assets or liabilities, are managed and their performance is evaluated on a fair value base, according to a documented investment strategy or risk management; or

- a contract contains one or more implicit derivative instruments, and the Entity had opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: Guarantee contracts are those contracts requiring the issuer to make specific payments to reimburse the holder for the loss incurred when a debtor does not comply with its payment obligation at its maturity, in accordance with the original or amended conditions of a debt instrument.

Financial guarantee contracts and loan grant commitments at a lower rate than the market rate are initially valued at fair value, and subsequently measured at a higher value that arises from making a comparison between the commission pending accrual at fiscal year closing and the applicable impairment provision.

De-recognition of Financial Instruments

Financial Assets

A financial asset or, where applicable, a part of a financial asset or a part of a group of similar financial assets, is derecognized when: (i) the rights to receive cash flows from the asset have expired; or (ii) the Group has transferred its rights to receive cash flows from the asset, or has assumed an obligation to pay all of the cash flows received immediately to a third party under a pass-through agreement; and all the risks and rewards of the asset have also been substantially transferred, or, in case all the risks and rewards of the asset had not been substantially transferred or retained, the control of the asset has been transferred.

When the contractual rights to receive the cash flows generated by the asset have been transferred, or a transfer agreement has been executed, the entity evaluates if it has retained, and to what extent, the risks and awards inherent in asset ownership. When substantially all the risks and rewards inherent in asset ownership have not been transferred or retained, nor has control of the asset been transferred, the asset continues to be recognized in accounting to the extent of its continued implication over it.

21

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

In this case, the related liability is also recognized. The transferred asset and the related liability are measured in such a way so as to reflect the rights and obligations that the Group had retained.

Continuing collateral obligations on the transferred assets are measured as the smallest amount between (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration received that would be required to be returned.

Financial Liabilities:

A financial liability is derecognized when the obligation to pay has terminated, has been cancelled, or has expired. When an existing financial liability is exchanged for another under significantly different conditions, such exchange or modification is treated as a de-recognition of the original liability and a new liability is recognized, the difference between the value in books of the initial financial liability and the consideration paid is recognized in the Consolidated Statement of Income. When the renegotiation conditions are not significantly different, the flows of the modified financial liabilities are discounted at the rate of the original contract.

1.10. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments, including foreign currency contracts, currency futures, forward contracts, interest rate swaps, currency swaps, interest rate options, and foreign currency options, are recorded at their fair value.

All derivative financial instruments are recorded as assets when the fair value is positive, and as liabilities when the fair value is negative, as compared to the agreed price. Changes in the fair value of derivative financial instruments are included in the Income for the year.

In these Consolidated Financial Statements, the Group has not applied hedge accounting.

1.11. REPURCHASE TRANSACTIONS

Reverse Repurchase Transactions

According to the account de-recognition principles of IFRS 9, reverse repurchase transactions are considered secured financing, since the risk has not been transferred to the counterpart.

Financing granted through reverse repurchase transactions is recorded in the "Repurchase Transactions" accounts, classifying them according to the counterpart in financial debtors, Argentine Central Bank, and non-financial debtors, and with the assets received being classified as collateral.

At the closing of each month, accrued interest receivable is imputed to the "Repurchase Transactions" account with offsetting entry in "Interest Income".

The underlying assets received for the reverse repurchase transactions will be recorded in Off-Balance Sheet Items. At the closing of each month, these accounts will set forth the notional values of current transactions measured at fair value, and translated into its equivalent in Argentine pesos, if appropriate. The assets received that had been sold by the Group are not deducted, but derecognized only when the repurchase transaction finishes, recording a liability in kind for the obligation to deliver the security sold.

Repurchase Transactions

Financing received through repurchase transactions are recorded in the "Repurchase Transactions" accounts, classifying them according to the counterpart in financial creditors, Argentine Central Bank, and non-financial creditors, and considering the asset pledged as collateral.

22

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

In these transactions, when the receiver of the underlying asset obtains the right to sell such asset or pledge it as collateral, this is reclassified in the "Financial Assets Pledged as Collateral" account. At the closing of each month, these assets are measured according to their former category prior to the repurchase transaction, and income is recorded in the relevant accounts in accordance with the asset type.

At the closing of each month, accrued interest payable is imputed to the "Repurchase Transactions" account with offsetting entry in "Interest Expenses".

1.12. ALLOWANCES FOR LOAN LOSSES

Regarding the allowances for the Uncollectible Accounts risk, the standards on "Minimum Allowances for Uncollectible Accounts Risk" in section 8 of the Argentine Central Bank Liquidity and Solvency Circular (Circular de Liquidez y Solvencia, LISOL), which are detailed below, apply:

The following minimum provisioning guidelines must be applied on the total amounts of customers' debts:

Commercial Portfolio	Consumption Portfolio, or Portfolio which may be considered equivalent to Consumption	With Preferred Guarantees	Without Preferred Guarantees
Normal situation	Normal situation	1%	1%
In observation	Low Risk	3%	5%
In negotiation or under refinancing agreements	N/A	6%	12%
With problems	Medium Risk	12%	25%
High Risk of Insolvency	High Risk	25%	50%
Uncollectible	Uncollectible	50%	100%
Uncollectible due to Technical Reasons	Uncollectible due to Technical Reasons	100%	100%

Financing under "A" preferred guarantees will be provisioned at 1% regardless of the customer's category.

The aforementioned debtors' categories are as follows:

- Commercial Portfolio comprises all financing except for:

  consumption or housing loans; and
  financing of commercial nature up to the equivalent of 100% of the reference value established in said standard.

- Consumption Portfolio includes financing excluded from the Commercial Portfolio.

Likewise, the level of risk assigned to each commercial portfolio debtor is determined based on the repayment capacity of the customer and, , based on the liquidation of its assets while, for the consumption portfolio, and the portfolio which may be considered equivalent to consumption, the level of risk assigned to each debtor is based on the degree of compliance with their obligations.

Among other specific regulations, the Group has opted for the option of interrupting the accrual of interest for those customers classified in an irregular situation until December 31, 2019.

Expected Credit Loss Model - Application of point 5.5 (impairment) of IFRS 9

IFRS 9 provides for an expected credit loss model, by which financial assets are classified in three stages of impairment, based on changes in credit rating quality since their initial recognition, which establish the manner in which an entity measures impairment losses and applies the effective interest rate method. Pursuant to Note 1.1., the application of the aforementioned model is not required until January 01, 2020.

23

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

If the impairment model provided for in point 5.5 of IFRS 9 had been applied, a decrease in the Group's Shareholders' Equity of approximately Ps. 1,974 million would have been recorded as of December 31, 2019.

On the other hand, as mentioned in Note 1.1., the Argentine Central Bank Communication "A" 6847 provided that Non-Financial Public Sector debt instruments will be temporarily excluded from the scope of application of IFRS 9, so they will not fall within the scope of regulations on impairment of financial assets.

If the impairment model provided for in the accounting framework established by the Argentine Central Bank for fiscal years commenced as of January 1, 2020 had been applied, a decrease in the Group's Shareholders' Equity of approximately Ps. 1,509 million would have been recorded as of December 31, 2019.

1.13. LEASES

1.13.1. Lease activities of the Group

The Group is the lessee of various properties to be used in the ordinary course of business. Lease contracts are generally made for fixed periods, from 1 to 20 years, but in some cases there may be price agreements for shorter periods with extension options. Lease terms are individually negotiated and contain a wide range of different terms and conditions. This leases do not impose any covenants other than security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Until the 2018 fiscal year, Property, Plant and Equipment leases were classified as either finance leases or operating leases. Since January 1, 2019, leases have been recognized as a right-of-use asset and a corresponding liability, as of the date on which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable;

- variable lease payments based on an index or a rate, initially measured using the index or rate on the initial date;

- amounts expected to be payable by the lessee under residual value guarantees;

- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the  liability.

The lease payments are discounted using the interest rate implicit in the lease, if it can be determined; otherwise, the Group's incremental borrowing rate will be applied, which is the rate that the lessee would have to pay to borrow the necessary funds to obtain an asset of similar value to the right-of-use asset, in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period, to produce a constant, periodic interest rate on the remaining balance of the liability for each period.

Right-of-use assets are measured at their cost, comprising the following:

- the amount of the initial measurement of the lease liability;

24

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

- any lease payment made on or before the initial date, less any lease incentives received;

- any initial direct cost; and

- restoration costs.

Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term using the straight line method.

Payments related to short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are small physical spaces to place equipment owned by the Group.

1.13.2. Extension and Termination Options

Extension and termination options are included in several Property, Plant and Equipment leases. These options are used to maximize operational flexibility. Most of the extension and termination options held are exercisable only by the Group and not by the respective lessor.

1.14. PROPERTY, PLANT AND EQUIPMENT

The Group has used the option provided in IFRS 1 "First-time Adoption of IFRS" and has used the fair value of certain items of Property, Plant and Equipment as of the date of transition to the IFRS.

Assets are measured at their acquisition or construction cost, net of accumulated depreciations and/or accumulated impairment losses, if any. The cost includes the expenses directly attributable to the acquisition or construction of the items.

Property, Plant and Equipment acquired through business combinations were initially valued at the estimated fair value at the time of acquisition.

Subsequent costs are included in the value of the asset or are recognized as a separate asset, as appropriate, if and only if they are likely to generate future economic benefits for the Group, and its cost can be reasonably measured. When improvements are made to the asset, the book value of the replaced asset is derecognized, and the new asset is amortized over its remaining useful life.

Repair and maintenance costs are recognized in the Consolidated Statement of Income for the year in which they are incurred.

The depreciation of these assets is calculated using the straight-line method, applying sufficient annual rates to extinguish their values at the end of the estimated useful life. If an asset includes significant components with different useful lives, such components are recognized and depreciated as separate items.

The residual values of Property, Plant and Equipment, the useful lives, and the depreciation methods are reviewed and adjusted if necessary, at the closing date of each fiscal year, or when there are signs of impairment.

The book value of Property, Plant and Equipment is immediately reduced to its recoverable amount when it is greater than the estimate of the recoverable value.

Profits and losses from the sale of Property, Plant and Equipment elements are calculated by comparing the income obtained to the book value of the respective asset, and included in the Statement of Income.

1.15. INTANGIBLE ASSETS

25

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

1.15.1. Licenses

Licenses acquired individually are initially valued at cost, while those acquired through business combinations are recognized at their estimated fair value at the acquisition date.

At the closing date of these Consolidated Financial Statements, intangible assets with a defined useful life are presented net of accumulated depreciation and/or accumulated impairment losses, if any. These assets are subject to impairment tests annually, or when there is evidence of impairment.

The licenses acquired by the Group have been classified as intangible assets with a defined useful life, being amortized in a linear manner throughout the period of the license.

Intangible assets with an indefinite useful life are the assets arising from contracts or other legal rights, that can be renewed without significant cost, and for which, based on an analysis of all relevant factors, there is no foreseeable limit of the period along which the asset is expected to generate net cash flows for the Group. These intangible assets are not amortized, but are submitted, annually or when there are impairment indications, to annual tests of value recovery, either individually or at the level of the cash generating unit. The determination of the indefinite useful life is annually reviewed to confirm if it continues being applicable.

1.15.2. Software

The costs related to software maintenance are recognized as expenses when incurred. The development, acquisition and implementation costs that are directly attributable to software design and testing, as identified and monitored by the Group, are recognized as assets.

The costs incurred in software development, acquisition or implementation, recognized as intangible assets, are amortized by applying the straight-line method along their estimated useful lives.

1.16. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

1.16.1. Assets Held for Sale

The assets, or groups of assets, classified as available for sale in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", will be expressed separately from the rest of the assets.

An asset may be classified as available for sale (including loss of control of a subsidiary) if its carrying amount will be primarily recovered by a sale transaction, rather than its continued use.

In order to fall within the above classification, an asset must comply with the following conditions:

- be available for immediate sale in "as is" condition;

- management must be bound by a plan to sell the asset, and have actively begun a program to find a buyer and complete the plan;

- its sale must be actively negotiated, at a fair price in relation to its current fair value;

- the sale is expected to be agreed upon within one year from its reclassification date; and

- significant changes to, or withdrawal of, the plan are unlikely to occur.

The assets, or groups of assets, classified as available for sale in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", are measured at the lesser value of the book value and their fair value less the cost of sale at the closing.

26

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The Group shall not depreciate the asset while it is classified as Held for Sale, or while it is part of a group of assets for disposal classified as Held for Sale.

1.16.2. Discontinued Operations

A discontinued operation is a component of the Group that has been disposed of, or that has been classified as Held for Sale and complies with any of the following conditions:

- It represents a line of business or a geographical area, which is significant and can be considered as separated from the rest;

- It is part of a single coordinated plan to have a business line, or a geographic area of the operation, which is significant and can be considered as separated from the rest; or

- It is an independent entity, exclusively acquired for resale.

Any profit or loss arising from re-measuring an asset (or group of assets for its disposal) classified as Held for Sale, which does not meet the definition of discontinued operation, will be included in the Income of Continuing Operations.

1.17. DEPRECIATION AND IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets with indefinite useful life are not subject to amortization, and they go through annual impairment tests. Depreciable assets are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered or, at least, on an annual basis.

Depreciation and impairment losses are recognized when the book value exceeds their recoverable value. The recoverable value of assets is the greater of the net amount that it would obtain from its sale, or its value in use. For the impairment tests, the assets are grouped at the lowest level where they generate identifiable cash flows (cash generating units). The book value of non-financial assets other than the goodwill over which depreciation and impairment have been recorded, are reviewed at each reporting date for verifying possible depreciation and impairment reversals.

1.18. TRUST ASSETS

The assets held by the Group in its trustee role are not reported in the Consolidated Statement of Financial Position, because the Group is not in control of the trust or the risks and rewards of the assets. Fees received from trust activities are recorded in Fee Income.

1.19. OFFSETTING

Financial assets and liabilities are offset by reporting the net amount in the Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.20. FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The amounts owed to other Financial Institutions are recorded at the time the principal is advanced to the economic group by the bank. Non-derivative financial liabilities are measured at amortized cost. In the event that the Group repurchases its own debt, this is eliminated from the Consolidated Financial Statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.21. PROVISIONS AND CONTINGENCIES

27

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

In accordance with the IFRS-based accounting framework adopted by the Argentine Central Bank, an entity will have a provision if:

a. it has a current obligation (either legal or implicit) as a consequence of a past event;

b. the entity is likely to have to dispose of resources which incorporate future economic benefits to cancel said obligation; and

c. a reliable estimate can be made of the obligation amount.

It is understood that the Group has an implicit obligation if (a) as a result of previous practices or public policies, the Group has assumed certain liabilities; and (b) as a result, it has created expectations that it will comply with those obligations.

The Group recognizes the following provisions:

• For labor, civil and commercial lawsuits: provisions are determined based on the lawyers' reports on the status of the lawsuits and the estimate made on the bankruptcy possibilities to be faced by the Group, as well as on past experience regarding such types of lawsuits.

• For miscellaneous risks: provisions are set up to face contingent situations that may give rise to obligations for the Group. When estimating the amounts, the probability of their materializing is taken into account, considering the opinion of the Group's legal advisors and professionals.

The amount recognized as provision must be the best estimate of the disbursement needed to cancel such obligation at the end of the year being reported.

When the financial effect produced by the discount becomes important, the amount of the provision must be the present value of the disbursements that are expected to be required to cancel the obligation by using a pre-tax interest rate that reflects the current market conditions on the value of money and the specific risks for said obligation. The increase in the provision for the lapsing of time is recognized in the Net Financial Income item of the Statement of Income.

The Group will not record the positive contingencies, except those arising from deferred taxes and those which materialization is virtually certain.

At the date of issuance of these Consolidated Financial Statements, the Group Directors understand that there have been no elements that allow determining the existence of other contingencies that may be materialized and generate a negative impact on these Consolidated Financial Statements, as detailed in Note 29.

1.22. OTHER NON-FINANCIAL LIABILITIES

Non-financial accounts payable are accrued when the relevant counterparty has complied with its obligations under the contract, and they are valuated at amortized cost.

1.23. DEBT SECURITIES

The Group's Debt Securities are measured at amortized cost. If the Group purchases debt securities of their own, the obligation in Liabilities related to said debt securities is considered extinguished, and, therefore, it is derecognized. In the event that the Group repurchases its own debt, this is eliminated from the Consolidated Financial Statements, and the difference between the residual value of the financial liability and the amount paid is recognized as a financial income or expense.

1.24. ASSETS AND LIABILITIES ARISING FROM INSURANCE CONTRACTS

28

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The valuation and recording of assets and liabilities arising from the Group's insurance contracts is performed pursuant to the IFRS 4 "Insurance Contracts" criteria.

Assets from Insurance Contracts

Insurance contracts are contracts where the Group (as the insurer) has accepted an insurance risk from another party (as the insured) by agreeing to compensate the insured if a specified uncertain future event (the insured event) adversely affects the insured.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the rest of its useful life, even if the insurance risk is significantly reduced during this period, unless all rights and obligations are extinguished or expire.

The insurance contracts offered by the Group include property insurance that covers fire, combined family insurance, theft and similar risks, property damage and personal accidents, among other risks. Life insurance and Retirement insurance contracts are also included.

Total premiums are recognized as of the policy issuance date as an account receivable. At the same time, a reserve is recorded in Liabilities for unearned premiums representing premiums for risks which are not due yet. The unearned premiums are recognized as Income for the contract period, which is also the coverage and risk period. The book value of insurance accounts receivable is reviewed for impairment provided that events or circumstances indicate that the book value may not be recoverable. Impairment loss is recorded in the Statement of Income.

Liabilities recognized by the Insurance Activity

Debts with Insured Persons

Reserves for insurance claims represent debts with insured persons for claims reported to the company, as well as an estimate of the claims that have already been incurred but have not yet been reported to the company (Incurred but Not Reported, or IBNR). Reported claims are adjusted based on technical reports received from independent appraisers.

Debt with Reinsurers and Coinsurers

The Group mitigates the risk for some of its insurance business through coinsurance or reinsurance contracts in other companies. For coinsurance, the Company associates with another company to cover a risk, by assuming only a percentage of it and, correspondingly, of the premium. For reinsurance, the risk is transferred to another insurance company both in proportional (as a risk percentage) and non-proportional (the excess of loss above a certain limit is covered) form. The transferred reinsurance agreements do not exempt the Group from its obligations with the insured persons.

Coinsurance and reinsurance liabilities represent balances owed under the same conditions, and the amounts payable are estimated in a manner consistent with the contract that gave rise to them.

Debts with Producers

Debts with Producers represent liabilities with insurance producers and independent agents arising from the commissions for the insurance transactions they bring for the Group's companies. The checking account balances with said entities are also included therein.

Technical Commitments

29

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Technical reserves include reserves for future benefit obligations under their life, annuity and accident insurance policies, and reserves for retirement insurance contracts.

The Group evaluates, at the end of the relevant reporting period, the adequacy of the insurance liabilities it has recognized, using current estimates of future cash flows from its insurance contracts. Should the evaluation show that the carrying amount of its liabilities for insurance contracts (minus deferred acquisition costs and related intangible assets) is not adequate, taking into account estimated future cash flows, the total amount of the deficiency will be recognized in Income. In accordance with IFRS 4, the Group must determine the adequacy of the amount in books recorded in accordance with the guidelines established in IAS 37.

1.25. SHAREHOLDERS' EQUITY

The accounts included in this item are stated in currency that has not contemplated the variation of the price index since February 2003, except for the "Capital Stock" item, which has been maintained at nominal value. The adjustment arising from its restatement is included in "Equity Adjustments".

Ordinary shares are classified in Shareholders' Equity and remain recorded at their nominal value. When any company forming part of the Group buys Company shares (treasury shares in portfolio), the payment made, including any costs directly attributable to the transaction (net of taxes), is deducted from the Shareholders' Equity until the shares are canceled or sold.

1.26. PROFIT RESERVES

According to Art. 70 of the Argentine General Companies Act, the Company and its subsidiaries, except Banco Galicia, must transfer to Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the capital stock plus the balance of the Capital Adjustment account.

Regarding Banco Galicia, in accordance with the regulations established by the Argentine Central Bank, it is appropriate to allocate to the Legal Reserve 20% of the profits for the year, net of the eventual adjustments of previous fiscal years, if applicable. However, for the allocation of Other Reserves, Financial Institutions must comply with the Argentine Central Bank provisions of the Amended Text on dividends distribution detailed in Note 52.

1.27. DIVIDENDS DISTRIBUTION

The dividends distribution to the Group's shareholders is recognized as liability in the Consolidated Financial Statements in the year in which the dividends are approved by the Group's shareholders.

1.28. REVENUE RECOGNITION

Financial income and expenses are recorded for all debt instruments according to the effective interest method, by which all positive or negative income that are an integral part of the effective rate of the transaction are deferred.

The income included in the effective interest rate includes disbursements or income related to the creation or acquisition of a financial asset or liability, such as, for example, the preparation and processing of the documents necessary to conclude the transaction and the compensation received by the granting of credit agreements. The Group records all its non-derivative financial liabilities at amortized cost, except those included in the item "Liabilities at Fair Value through Profit or Loss", which are measured at reasonable value.

It should be noted that the fees received by the Group for the origination of syndicated loans are not part of the effective rate of the product, these being recognized in the Statement of Income at the time the service is provided, as long as the Group does not retain part of it, or this is maintained in the same conditions as the rest of the participants. Fees received by the Group for the negotiations in the transactions of a third party are not included as part of the effective rate, and are otherwise recognized at the time they are perfected.

30

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

IFRS 15 establishes the principles to be applied by a company to account for income and cash flows from contracts for the sale of goods or services to its customers.

The amount to be recognized will be that amount reflecting the payment to which it is expected to be entitled for the services rendered.

The Group's income from services is recognized in the Statement of Income to the extent the performance obligations are complied with, thus deferring those revenues related to customer loyalty programs, which are provisioned based on the fair value of each point and its redemption rate, until they are exchanged by the customer and can be recognized in the income for such year.

Retail product and service fees related to savings and checking account operations have a monthly charging frequency; safe deposit boxes fees are charged quarterly; renewal of credit cards fees are charged annually, and bond and shares transactions fees are charged on each transaction performed.

Additionally, fees for wholesale products corresponding to maintenance of accounts, deposits and withdrawals between entities, are charged on a monthly basis; foreign trade transactions are charged on each transaction.

1.29. INCOME TAX

The Income tax charge for the year comprises the current and the deferred taxes. The tax is recognized in the Consolidated Statement of Income, except when there are items that must be directly recognized in Other Comprehensive Income. In this case, income tax related to such items is also recognized in the same Statement.

The current income tax charge is calculated based on the tax laws promulgated, or substantially promulgated as of the date of the Statement of Financial Position in the countries where the Group operates and generates taxable profit. The Group periodically evaluates the position assumed in tax returns as regards the situations in which tax laws are subject to interpretation. Likewise, when applicable, the Group sets up provisions on the amounts that it expects to be paid to tax authorities.

The entire deferred income tax is determined by the liability method, based upon the temporary differences that arise between the tax bases of assets and liabilities and their respective accounting values. However, the deferred tax that arises from the initial recognition of an asset or a liability in a transaction not corresponding to a business combination, which at the time of the transaction does not affect neither the profit nor the accounting or taxable loss, is not recorded. Deferred tax is determined using tax rates (and legislation) that have been promulgated as of the date of the financial statements, and are expected to be applicable when the deferred tax asset is done, or the deferred tax liability is paid.

Deferred tax assets are only recognized to the extent that future tax benefits are likely to occur against which temporary differences can be used.

The Group recognizes a deferred tax liability for temporary taxable differences related to investments in subsidiaries and affiliates, unless the following two conditions are met:

(i) The Group controls the time when the temporary differences will be reversed.

(ii) Said temporary difference is not likely to be reversed at a foreseeable time in the future.

31

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The balances of deferred income tax of assets and liabilities are offset when there is a legal right to offset current active taxes with current passive taxes, and when they relate to the same tax authority as the Group, or the different subsidiaries where there is intention and possibility to settle the tax balances on a net basis.

1.30. EARNINGS PER SHARE

The basic earnings per share is determined by the ratio between the income attributable to the Group's ordinary shareholders, excluding the after-tax effect of the benefits of the preferred shares, and the average of outstanding ordinary shares.

Likewise, the diluted earnings per share is that arising from adjusting both the income attributable to the shareholders and the average of outstanding ordinary shares, as a result of the effects of the potential conversion into equity instruments of all those option obligations held by the Group at the closing.

NOTE 2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Consolidated Financial Statements in accordance with the IFRS-based accounting framework requires the use of certain critical accounting estimates. It also requires the Directors to exercise their judgment in the application process of the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant for the Consolidated Financial Statements and which are essential to understand the underlying informative accounting/financial risks.

a. FAIR VALUE OF DERIVATIVES AND OTHER INSTRUMENTS

The fair value of financial instruments not quoted in active markets is determined by using certain valuation techniques. Such techniques are periodically validated and reviewed by independent qualified personnel. All relevant models are evaluated and adjusted before they are use, to ensure that their results reflect the current information and comparative market prices. To the extent possible, the models use only observable information; however, factors such as credit risk (both the Group's own risk and any relevant counterpart's), volatilities and correlations require the use of estimates. Changes in the assumptions about these factors can affect the reported fair value of financial instruments.

b. IMPAIRMENT LOSSES ON LOANS AND ADVANCE PAYMENTS

The Group performs estimates on customers' repayment abilities to determine the corresponding appropriate provisioning level in accordance with Argentine Central Bank regulations.

Such estimates are made with the corresponding periodicity required by the Argentine Central Bank minimum provisioning standards.

Required Allowances

The Argentine Central Bank requires certain minimum allowances for the different categories in which customers are classified, whose rates vary in accordance with these categories and the existence of guarantees. The percentages are applied on the entire commitments of the customer, considering both principal and interest. Allowance on the normal portfolio is general, while for the other categories is individually attributed. The standards establish the suspension of accrual or the setting up of allowances for 100% of the interest corresponding to customers classified as "With Problems and Medium Risk" or in lower quality categories.

32

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

c. IMPAIRMENT OF NON-FINANCIAL ASSETS

Intangible assets with finite lives and Property, Plant and Equipment are amortized or depreciated throughout their estimated useful life in a linear manner. The Group monitors the conditions related to these assets to determine if the events and circumstances justify a review of the remaining amortization or depreciation period, and if there are factors or circumstances that imply impairment in the value of the assets that cannot be recovered.

The Group has applied judgment to identify impairment indicators for Property, Plant and Equipment and intangible assets. The Group has determined that there were no impairment indicators for any of the years presented in its Consolidated Financial Statements.

d. INCOME TAX AND DEFERRED TAX

Significant judgment is required when determining assets and liabilities for current and deferred taxes. The current tax is provisioned according to the amounts expected to be paid; the deferred tax is provisioned on the temporary differences between the tax bases of the assets and liabilities and their book values, at the rates expected to be in force at the time of their reversal.

A deferred tax asset is recognized to the extent that there is a probability that future taxable profits are available against which temporary differences can be used, based on management's budgets with respect to the amounts and timing of such future taxable earnings. Additionally, the possibility of using a deferred tax assets to offset against future taxable profits must be determined. Actual income may differ from these estimates, which could result from, for example, changes in tax legislation or the outcome of the final review of tax returns by the Tax Authority and the tax courts may.

Future tax profits and the amount of tax benefits that are likely to be realized in the future are based on a medium-term business plan prepared by the Administration which is based on expectations considered reasonable.

NOTE 3. FINANCIAL INSTRUMENTS

In Schedule P "Categories of Financial Assets and Liabilities", the measurement categories are expressed for the items in the Consolidated Statement of Financial Position and fair value hierarchies.

As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12/31/2019	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Argentine Central Bank Bills and Notes	58,141,095	-	-
Government Securities	6,700,187	-	-
Corporate Securities	849,178	-	-
Derivative Financial Instruments	1,398,539	-	-
Repurchase Transactions	-	30,075,478	-
Other Financial Assets	5,024,505	3,218,073	-
Loans and Other Financing	-	362,865,288	-
Other Debt Securities	-	3,129,105	15,916,306
Financial Assets Pledged as Collateral	1,735,692	9,814,894	-
Investments in Equity Instruments	2,497,466	-	-
Liabilities
Deposits	-	393,905,510	-
Liabilities at Fair Value through Profit or Loss	1,422,157	-	-
Derivative Financial Instruments	881,099	-	-
Other Financial Liabilities	-	71,362,718	-
Financing Received from the Argentine Central Bank and other Financial Institutions	-	22,723,687	-
Debt Securities	-	29,240,851	-
Subordinated Debt Securities	-	15,499,212	-

33

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Portfolio of Instruments as of 12/31/2018	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Argentine Central Bank Bills and Notes	70,151,772	-	-
Government Securities	4,699,806	-	-
Corporate Securities	1,137,593	-	-
Derivative Financial Instruments	1,785,640	-	-
Repurchase Transactions	-	2,068,076	-
Other Financial Assets	4,303,431	4,687,012	-
Loans and Other Financing	-	286,952,476	-
Other Debt Securities	-	5,360,721	9,129,045
Financial Assets Pledged as Collateral	3,459,712	7,357,780	-
Investments in Equity Instruments	161,054	-	-
Liabilities
Deposits	-	360,097,275	-
Liabilities at Fair Value through Profit or Loss	2,144,664	-	-
Derivative Financial Instruments	1,835,789	-	-
Repurchase Transactions	-	1,948,559	-
Other Financial Liabilities	-	63,235,042	-
Financing Received from the Argentine Central Bank and other Financial Institutions	-	19,446,028	-
Debt Securities	-	29,983,653	-
Subordinated Debt Securities	-	9,767,874	-

NOTE 4. FAIR VALUES

The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the data used for their determination.

Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices (not adjusted) as of the date of the relevant reporting period. If the quoted price is available and there is an active market for the instrument, this will be included in Level 1. Otherwise, it will be valued in Level 2.

Fair Value Level 2: The fair value of financial instruments not traded in active markets (for example, derivatives available over-the-counter), is determined using valuation techniques that maximize the use of observable information and place the least possible trust in the Group's specific estimates. If all the relevant variables used to establish the fair value of a financial instrument are observable, the instrument is included in Level 2. If the variables used to determine the price are not observable, the instrument will be valued in Level 3.

Fair Value Level 3: If one or more relevant variables used to establish fair value are not based on observable market information, the instrument is included in Level 3. This is the case of unquoted financial instruments.

34

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

This means that, if there are no observable market prices for its validation, the instrument will be included in Level 3. The instrument will return to Level 1 only when it has observable market quote, and it will maintain that Level as long as it continues to be quoted. This is called a transfer between Levels.

Valuation Techniques

The valuation techniques used to determine Fair Values include:

- Market prices or quotes of similar instruments

- Determination of the estimated current value of the instruments

The valuation technique used to determine Level 2 fair value is based on data, other than the quote price included in Level 1, which are directly observable for assets or liabilities (i.e., prices). For those instruments with no trading in the secondary market and which, if having to reverse positions, the Group would have to sell to the Argentine Central Bank at the rate originally agreed in accordance with the provisions of the controlling authority, the relevant price has been prepared based on said rate accrual.

The valuation technique to determine Level 3 fair value of financial instruments is based on the price drawn by a curve method, which is a method that compares the spread between the sovereign bond curve and the average cut-off rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances throughout the month, the following variants will be used:

(i) Secondary market prices of instruments under the same conditions, which were quoted in the evaluation month.

(ii) Bidding and/or secondary market prices of the previous month, which will be taken based on their representativeness.

(iii) Spread calculated in the previous month, and it will be applied to the sovereign curve, in accordance to their reasonableness.

(iv) A specific margin is applied, defined according to historical yields of instruments under the same conditions, based on a substantiated justification.

Based on the foregoing, the rates and spreads are determined to be used to discount the future cash flows and generate the instrument price.

All the modifications to the valuation methods are previously discussed and approved by the Group's key personnel.

The Group's financial instruments measured at fair value at fiscal year closing are detailed below:

Portfolio of Instruments as of 12/31/2019	Level 1 FV	Level 2 FV	Level 3 FV
Assets
- Argentine Central Bank Bills and Notes	-	58,141,095	-
- Government Securities	1,507,757	-	5,192,430
- Corporate Securities	664,317	-	184,861
- Derivative Financial Instruments	-	1,398,539	-
- Other Financial Assets	4,987,105	37,400	-
- Other Debt Securities (*)	15,916,306	-	-
- Financial Assets Pledged as Collateral	703,669	-	1,032,023
- Equity Instruments	162,003	-	2,335,463
Liabilities
- Liabilities at Fair Value through Profit or Loss	1,422,157	-	-
- Derivative Financial Instruments	-	881,099	-
Total	22,519,000	58,695,935	8,744,777
(*) For Government Securities at fair value through Other Comprehensive Income.

35

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Portfolio of Instruments as of 12/31/2018	Level 1 FV	Level 2 FV	Level 3 FV
Assets
- Argentine Central Bank Bills and Notes	54,008	70,097,764	-
- Government Securities	2,952,344	1,278,048	469,414
- Corporate Securities	308,755	36,270	792,568
- Derivative Financial Instruments	-	1,785,640	-
- Other Financial Assets	4,264,431	39,000	-
- Other Debt Securities (*)	9,129,045	-	-
- Financial Assets Pledged as Collateral	3,184,346	275,366	-
- Equity Instruments	26,795	-	134,259
Liabilities
- Liabilities at fair value through profit or loss	1,366,785	777,879	-
- Derivative Financial Instruments	-	1,835,789	-
Total	18,552,939	70,898,420	1,396,241

(*) For Government Securities at fair value through Other Comprehensive Income.

The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12/31/18	Transfers(*)	Recognition	De-recognition	Income	12/31/19
- Government Securities	469,414	6,845,464	14,764,235	(15,994,479)	(892,204)	5,192,430
- Corporate Securities	792,568	(3,537)	5,711,082	(6,537,013)	221,761	184,861
- Financial Assets Pledged as Collateral	-	2,176,092	954,328	(1,747,082)	(351,315)	1,032,023
- Equity Instruments	134,259	(15,704)	2,346,863	-	(129,955)	2,335,463
Total	1,396,241	9,002,315	23,776,508	(24,278,574)	(1,151,713)	8,744,777

(*) Including the changes in level of the financial instruments classified as Level 3 fair value as described above.

Level 3	12/31/17	Transfers(*)	Recognition	De-recognition	Income	12/31/18
- Government Securities	165,214	1,032,909	8,448,863	(9,311,230)	133,658	469,414
- Corporate Securities	976,700	320,265	5,314,682	(6,144,835)	325,756	792,568
- Equity Instruments	56,684	-	-	-	77,575	134,259
Total	1,198,598	1,353,174	13,763,545	(15,456,065)	536,989	1,396,241

(*) Including the changes in level of the financial instruments classified as Level 3 fair value as described above.

The Group's policy is to recognize transfers between the fair value levels only at the closing dates of applicable fiscal year. Transfers occurred because the instruments without observable valuation prices were reclassified at Level 3, and the instruments with observable market quotes at the closing of the year were reclassified at Level 1. This means that the Level 1 instrument ceased to quote; therefore, it was transferred to Level 3 and vice versa.

36

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The difference between the book value and the fair value of the main assets and liabilities recorded at amortized cost as of December 31, 2019 and December 31, 2018 is detailed below:

Items of Assets/(Liabilities) as of 12/31/19	Book value	Fair value	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and Due from Banks	130,819,165	130,819,165	130,819,165	-	-
Repurchase Transactions	30,075,478	30,075,478	30,075,478	-	-
Loans and Other Financing	362,865,288	362,160,279	-	-	362,160,279
Other Financial Assets	3,218,073	3,788,291	6,778	-	2,771,513
Other Debt Securities	3,129,105	3,135,609	-	-	3,135,609
Financial Assets Pledged as Collateral	9,814,894	9,814,894	9,814,894	-	-
Liabilities
Deposits	393,905,510	394,061,893	-	-	394,061,893
Financing Received from the Argentine Central Bank and other Financial Institutions	22,723,687	21,709,108	-	-	21,709,108
Debt Securities	29,240,851	29,626,673	29,626,673	-	-
Subordinated Debt Securities	15,499,212	14,972,940	-	-	14,972,940
Other Financial Liabilities	71,362,718	71,362,709	-	-	71,362,709

Items of Assets/(Liabilities) as of 12/31/18	Book value	Fair value	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Cash and Due from Banks	143,309,428	143,309,428	143,309,428	-	-
Repurchase Transactions	2,068,076	2,068,076	2,068,076
Loans and Other Financing	286,952,476	289,581,428	-	-	289,581,428
Other Financial Assets	4,687,012	4,687,012	4,687,012	-	-
Other Debt Securities	5,360,721	5,502,706	763,126	-	4,739,580
Financial Assets Pledged as Collateral	7,357,780	7,357,780	7,357,780	-	-
Liabilities
Deposits	360,097,275	359,875,025	-	-	359,875,025
Financing Received from the Argentine Central Bank and other Financial Institutions	19,446,028	17,689,372	-	-	17,689,372
Debt Securities	29,983,653	29,269,086	29,269,086	-	-
Subordinated Debt Securities	9,767,874	8,513,061	-	-	8,513,061
Repurchase Transactions	1,948,559	1,952,153	-	-	1,952,153
Other Financial Liabilities	63,235,042	63,235,113	-	-	63,235,113

NOTE 5. CASH AND CASH EQUIVALENTS

Cash equivalents are held to comply with short-term payment obligations, rather than for investment or similar purposes. For a financial investment to be qualified as cash equivalent, it has to be easily convertible into a certain amount of cash and be subject to an insignificant risk of changes in its value. Therefore, such an investment will be a cash equivalent when its maturity is close, namely three or less months from its acquisition date. Interests in the principal of other entities will be excluded from cash equivalents.

37

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Cash items and their equivalents are detailed below:

	12/31/19	12/31/18
Cash and Due from Banks	130,819,165	143,309,428
Argentine Central Bank Bills and Notes up to 90 days	58,141,095	70,117,158
Reverse repurchase Transactions Debtors	29,996,370	2,057,558
Local Inter-financial Loans	-	938,000
Overnight Placements in Foreign Banks	7,874,718	5,300,681
Mutual Funds	4,669,863	3,850,114
Time Deposits	488,928	285,999
Total Cash and Cash Equivalents	231,990,139	225,858,938

The risk analysis for cash and cash equivalents is presented in Note 45. The information with related parties is disclosed in Note 50.

NOTE 6. DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The Group's Debt Securities at fair value through profit or loss are detailed in Schedule A.

The credit rating quality of debt securities is disclosed in Note 45.

NOTE 7. DERIVATIVE FINANCIAL INSTRUMENTS

FORWARD EXCHANGE CONTRACT WITH NO DELIVERY OF THE UNDERLYING ASSET

The Electronic Open Market (Mercado Abierto Electrónico, or MAE) and the Rosario Forward Market (ROFEX) have trading areas for the conclusion, recording and settlement of forward financial transactions between their agents, including Banco Galicia. In general, the settlement of these transactions is made without delivering the underlying asset. The settlement is carried out daily in Argentine pesos for the difference, if any, between the closing price traded of the underlying asset and the closing price or value of the underlying asset of the previous day; the price difference impacting on Income.

The transactions are recorded in Off-balance Sheet Items. Accrued balances pending settlement are expressed in the "Derivative Financial Instruments" line, in Assets and/or Liabilities, as appropriate.

INTEREST RATE SWAPS

These transactions are traded within the scope of the MAE, and feature the daily or monthly settlement amounts in Argentine pesos reflecting the variation between the cash flows calculated at a variable rate (Private Badlar for a period of 30 to 35 days) and the cash flows calculated at a fixed rate, or vice versa, as agreed; the price difference impacting on Income.

Below are the amounts of the relevant agreed upon transactions, as of the indicated dates:

	Underlying Asset	Type of Settlement	12/31/19(*)	12/31/18(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily Difference	18,207,108	38,861,567
Sales	Foreign currency	Daily Difference	12,652,852	32,277,374
Customers' Purchases	Foreign currency	Daily Difference	9,939,003	3,673,954
Customers' Sales	Foreign currency	Daily Difference	15,469,476	10,156,620
Interest Rate Swaps
Swaps	Other	Other	360,242	460,242
Other Currency Swaps	Other	Other	-	1,561
Repurchase transactions
Forward Purchases	Government Securities	With Delivery of Underlying Asset	-	1,965,824
Forward Sales	Government Securities	With Delivery of Underlying Asset	29,968,733	2,061,516
(*) Notional values.

38

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS

As of the indicated dates, the Group maintains the following repurchase transactions:

	12/31/19	12/31/18
Debtors for Reverse Repurchase Transactions of Government Securities	29,996,370	2,057,558
Interest Accrued Receivable for Reverse Repurchase Transactions	79,108	10,518
Total Repurchase Transactions - Assets	30,075,478	2,068,076

	12/31/19	12/31/18
Creditors for Repurchase Transactions of Government Securities	-	1,943,805
Interest Accrued Payable for Repurchase Transactions	-	4,754
Total Repurchase Transactions - Liabilities	-	1,948,559

At the closing of previous fiscal year, the Group executed Repurchase Transactions for which it carried out cash sales transactions of a security, agreeing upon related forward purchase transaction, thereby retaining substantially all the risks and benefits associated with the instruments and thus recognizing such transactions in "Financial Assets Pledged as Collateral", as a result of not meeting the provisions of point 3.4.2 (De-recognition of assets), of IFRS 9 "Financial Instruments".

	12/31/19	12/31/18
Reverse Repurchase Transactions recorded in Off-balance Sheet Items.	29,968,733	2,061,516
Repurchase transactions recorded in Financial Assets Pledged as Collateral.	-	1,965,824

The residual values of the assets transferred in Repurchase Transactions are presented in Note 7 and Schedule O, if applicable.

NOTE 9. OTHER FINANCIAL ASSETS

As of the indicated dates, the balances of Other Financial Assets correspond to:

	12/31/19	12/31/18
Receivables from spot sales of foreign currency pending settlement	79,227	1,947,184
Receivables from spot sales of Government Securities pending settlement	179,091	1,607,601
Sundry Debtors	4,624,201	810,756
Mutual Funds	4,987,105	4,264,431
Premiums from financial guarantee contracts	643,334	153,973
Other	518,365	209,978
Minus: Allowances	(2,788,745)	(3,480)
Total	8,242,578	8,990,443

39

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The credit rating quality analysis of Other Financial Assets, as of December 31, 2019, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash Sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Other
To be Due	79,227	179,091	4,510,695	4,987,105	643,334	518,365
Past-due Without Impairment	-	-	-	-	-	-
Impaired/Uncollectible	-	-	113,506	-	-	-
Minus:
Allowances	-	-	(2,788,745)	-	-	-
Total	79,227	179,091	1,835,456	4,987,105	643,334	518,365

The credit rating quality analysis of Other Financial Assets as of December 31, 2018 was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash Sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Other
To be Due	1,947,184	1,607,601	807,276	4,264,431	153,973	209,978
Past-due Without Impairment	-	-	-	-	-	-
Impaired/Uncollectible	-	-	3,480	-	-	-
Minus:
Allowances	-	-	(3,480)	-	-	-
Total	1,947,184	1,607,601	807,276	4,264,431	153,973	209,978

The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.

The information with related parties is disclosed in Note 50.

The movements in the Allowance for Uncollectible of Other Financial Assets are disclosed in Schedule R.

The application of point 5.5 (impairment loss) of IFRS 9, Expected Credit Loss Model, is temporarily exempted until January 1, 2020 (see Notes 1.1. and 1.12).

NOTE 10. LOANS AND OTHER FINANCING

The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12/31/19	12/31/18
Non-financial Public Sector	6,829	11,777
Argentine Central Bank	22,374	533
Financial Institutions	10,687,560	7,872,353
Loans	10,795,553	7,942,382
Minus: Allowances	(107,993)	(70,029)
Non-financial Private Sector and Residents Abroad	352,148,525	279,067,829
Loans	362,075,866	283,543,722
Advances	15,892,268	14,430,578
Overdrafts	75,080,343	36,020,263
Mortgage Loans	15,052,635	11,793,007
Pledge Loans	3,208,665	997,958
Personal Loans	27,645,893	29,144,931
Credit Cards	149,459,966	113,395,362
Other Loans	61,782,565	74,793,302
Accrued Interest, Adjustments and Quotation Differences Receivable	15,245,566	5,388,298
Documented Interest	(1,292,035)	(2,419,977)
Finance leases	2,225,646	2,198,047
Other Financing	9,276,666	4,670,518
Minus: Allowances	(21,429,653)	(11,344,458)
Total	362,865,288	286,952,492

40

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The classification of Loans and Other Financing, as per situation and guarantees received, is detailed in Schedule B.

The concentration of Loans and Other Financing is detailed in Schedule C.

The breakdown for terms of Loans and Other Financing is detailed in Schedule D.

The movements in the Allowance for Loans and Other Financing losses is detailed in Schedule R.

The application of point 5.5 (impairment) of IFRS 9, Expected Credit Loss Model, is temporarily exempted until January 1, 2020 (see Notes 1.1. and 1.12).

The risk analysis for Loans and Other Financing is presented in Note 45. The information with related parties is disclosed in Note 50.

NOTE 11. OTHER DEBT SECURITIES

The Group's Other Debt Securities are detailed in Schedule A.

The movements in the Allowance for Other Debt Securities losses are detailed in Schedule R.

The application of point 5.5 (impairment) of IFRS 9, Expected Credit Loss Model, is temporarily exempted until January 1, 2020 (see Notes 1.1. and 1.12).

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL

The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below.

	12/31/19	12/31/18
Deposits as Collateral	4,025,086	3,663,499
Special Accounts as Collateral - Argentine Central Bank	7,525,500	5,188,169
Forward Purchases of monetary regulatory instruments	-	53,736
Other	-	1,912,088
Total	11,550,586	10,817,492

The restricted availability assets are detailed in Note 52.2.

41

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 13. CURRENT INCOME TAX ASSETS

As of the indicated dates, the balances of current income tax assets correspond to:

	12/31/19	12/31/18
Tax Advances	40,089	2,509,970
Minimum Notional Income Tax - Tax Credit	414	414
Total	40,503	2,510,384

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS

The Group's Investments in Equity Instruments are detailed in Schedule A.

NOTE 15. INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Interests in subsidiaries

Basic information related to the consolidated controlled companies is detailed below.

Company	Direct or Indirect Shareholding		% Direct or Indirect Interest
	12/31/19	12/31/18	12/31/19	12/31/18
Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00	100.00
Cobranzas Regionales S.A.	8,300	8,300	83.00	83.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99	99.99
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	99.99	99.99
Galicia Seguros S.A.	1,830,883	1,830,883	99.99	99.99
Galicia Valores S.A.U.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
IGAM LLC	73,996,713	-	100.00	-
Naranja Digital Compañía Financiera S.A.U.	652,567,500	-	83.00	-
Nargelon S.A.	12,000	-	100.00	-
Ondara S.A.	12,955,140	13,636,990	83.85	83.85
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjeta Naranja S.A.	2,344	2,344	83.00	83.00
Tarjetas Regionales S.A.	894,552,668	894,552,668	83.00	83.00

42

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The relevant balances of the subsidiaries in accordance with the IFRS-based accounting framework established by the Argentine Central Bank as of the indicated dates are detailed below:

Company	12/31/19
	Assets	Liabilities	Shareholders' equity	Income (*)
Banco de Galicia y Buenos Aires S.A.U.	596,094,394	518,182,921	77,911,473	35,442,325
Cobranzas Regionales S.A.	531,168	259,318	271,850	160,515
Galicia Administradora de Fondos S.A.	449,556	72,094	377,462	316,868
Galicia Broker Asesores de Seguros S.A. (**)	49,949	28,585	21,363	39,472
Galicia Retiro Compañía de Seguros S.A. (**)	358,725	281,196	77,529	15,236
Galicia Seguros S.A. (**)	2,916,616	1,908,129	1,008,487	903,132
Galicia Valores S.A.U.	2,243,090	2,111,958	131,132	65,415
Galicia Warrants S.A.	291,638	58,116	233,522	48,486
IGAM LLC	2,246,087	2,113,455	132,632	58,635
Naranja Digital Compañía Financiera S.A.U.	878,416	261,287	617,129	35,438
Nargelon S.A.	822	-	822	-
Ondara S.A.	27,328	519	26,809	4,320
Sudamericana Holding S.A. (**)	4,051,010	2,261,386	1,789,624	1,136,421
Tarjeta Naranja S.A.	63,194,179	48,135,731	15,058,448	5,738,949
Tarjetas Regionales S.A.	65,458,634	49,096,849	16,361,785	5,637,091

(*) Income attributable to the controlling company. Does not include Other Comprehensive Income.

(**) Income for the 12-month period ended December 31, 2019.

Company	12/31/18
	Assets	Liabilities	Shareholders' equity	Income (*)
Banco de Galicia y Buenos Aires S.A.U.	511,238,049	467,266,696	43,971,353	11,536,182
Cobranzas Regionales S.A.	110,115	67,750	42,365	6,887
Galicia Administradora de Fondos S.A.	674,108	229,514	444,594	422,050
Galicia Broker Asesores de Seguros S.A. (**)	26,475	13,382	13,093	25,056
Galicia Retiro Compañía de Seguros S.A. (**)	249,069	186,776	62,293	24,293
Galicia Seguros S.A. (**)	2,703,486	1,654,652	1,048,834	544,122
Galicia Valores S.A.U.	258,936	39,877	219,059	66,678
Galicia Warrants S.A.	317,200	132,164	185,036	45,620
Fideicomiso Financiero Saturno Créditos	17,055	1,184	15,871	(2,586)
Ondara S.A.	22,511	22	22,489	1,636
Sudamericana Holding S.A. (**)	3,162,126	1,909,065	1,253,061	653,051
Tarjeta Naranja S.A.	51,194,581	41,875,082	9,319,499	2,068,688
Tarjetas Regionales S.A.	52,701,740	42,579,675	10,122,065	2,130,058

(*) Income attributable to the controlling company. Does not include Other Comprehensive Income.

(**) Income for the 12-month period ended December 31, 2018.

43

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 16. LEASES

This Note provides information for leases where the Group is the lessee:

Amounts recognized in the Statement of Financial Position:

12/31/19
Book value of right-of-use asset (1)	2,510,142
Lease Liabilities (2)	3,768,154

(1) Recorded in the Property, Plant and Equipment item, for right of use of real property, see Note 17.

(2) Recorded in the item Other Financial Liabilities, see Note 25.

In the previous year, the Group only recognized lease assets and liabilities in relation to leases that were classified as "finance leases" according to IAS 17 "Leases". The Assets were presented in Property, Plant and Equipment. For the adjustments recognized in the adoption of IFRS 16 on January 1, 2019, refer to Note 1.2.(e).

Amounts recognized in the Statement of Income:

12/31/19
Charge for depreciation of right-of-use assets (1)(2)	663,110
Interest Expenses (3)	304,731
Expenses related to short-term leases (4)	20,880
Expenses related to low-value assets leases (4)	60,120
Sublease Income (5)	1,294

(1) Depreciation for right of use of Real Property.

(2) Recorded in Depreciation and Impairment of Assets, see Note 39.

(3) Recorded in Other Operating Expenses, Lease Interest, see Note 40.

(4) Recorded in Administrative Expenses, see Note 38.

(5) Recorded in Other Operating Income, see Note 34.

The total financial flows related to leases amounted to Ps. 957,546.

NOTE 17. PROPERTY, PLANT AND EQUIPMENT

The changes in Property, Plant and Equipment are detailed in Schedule F.

The accounting values of Property, Plant and Equipment do not exceed the recoverable values.

NOTE 18. INTANGIBLE ASSETS

The changes in the Intangible Assets are detailed in Schedule G.

The accounting values of Intangible Assets do not exceed the recoverable values.

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES

The changes in deferred income tax assets/liabilities for the years ended December 31, 2019 and December 31, 2018 are indicated below:

44

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Deferred Tax Assets

Item	12/31/18	Variation for the year	Other	12/31/19
Valuation of Securities	(17,800)	150,025	(126,520)	5,705
Other Financial Assets	(1,026)	748	-	(278)
Loans and Other Financing	775,315	1,428,441	501,188	2,704,944
Property, Plant and Equipment	(16,953)	(41,589)	(1,224,590)	(1,283,132)
Intangible Assets	-	(30,704)	(27,096)	(57,800)
Accumulated Losses	3,288	44,381	-	47,669
Other Non-financial Assets	15,796	(5,502)	(33,414)	(23,120)
Non-current Assets Held for Sale	-	(587,470)	(60,340)	(647,810)
Other Financial Liabilities	18,969	(8,461)	(38,593)	(28,085)
Subordinated Debt Securities	-	5,812	(17,597)	(11,785)
Provisions	71,237	87,987	312,277	471,501
Other Non-financial Liabilities	13,746	3,288	405,599	422,633
Foreign Currency Quotation Differences	3,710	(709)	3	3,004
Inflation adjustment deferral	-	5,538,760	-	5,538,760
Other	857	75,293	18,724	94,874
Totals	867,139	6,660,300	(290,359)	7,237,080

Deferred Tax Liabilities

Item	12/31/18	Variation for the year	Other	12/31/19
Valuation of Securities	(126,523)	(182)	126,523	(182)
Other Financial Assets	(28,713)	(2,098)	1,106	(29,705)
Loans and Other Financing	495,974	-	(501,188)	(5,214)
Property, Plant and Equipment	(1,323,970)	617	1,251,329	(72,024)
Intangible Assets	(27,310)	-	27,310	-
Other Non-financial Assets	(33,414)	7,115	26,299	-
Non-current Assets Held for Sale	(60,340)	-	60,340	-
Subordinated Debt Securities	(17,597)	-	17,597	-
Provisions	332,015	16,698	(313,268)	35,445
Other Non-financial Liabilities	404,044	-	(405,576)	(1,532)
Inflation adjustment deferral	-	15,423	-	15,423
Other	113	(807)	(113)	(807)
Totals	(385,721)	36,766	290,359	(58,596)

45

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Deferred Tax Assets

Item	12/31/17	Variation for the year	Other	12/31/18
Valuation of Securities	(13,164)	(5,460)	824	(17,800)
Other Financial Assets	-	-	(1,026)	(1,026)
Loans and Other Financing	554,489	220,611	215	775,315
Property, Plant and Equipment	(10,901)	(6,081)	29	(16,953)
Intangible Assets	(47)	47	-	-
Accumulated Losses	157	74	3,057	3,288
Other Non-financial Assets	21,951	(5,704)	(451)	15,796
Non-current Assets Held for Sale	-	(1,425)	1,425	-
Other Financial Liabilities	19,067	181	(279)	18,969
Provisions	47,717	23,520	-	71,237
Other Non-financial Liabilities	1,382	16,039	(3,675)	13,746
Foreign Currency Quotation Differences	3,758	(48)	-	3,710
Other	(64)	1,574	(653)	857
Totals	624,345	243,328	(534)	867,139

Deferred Tax Liabilities

Item	12/31/17	Variation for the year	Other	12/31/18
Valuation of Securities	11,323	(137,846)	-	(126,523)
Other Financial Assets	(25,240)	(4,499)	(1,026)	(28,713)
Loans and Other Financing	269,774	226,200	-	495,974
Property, Plant and Equipment	(1,355,552)	31,611	(29)	(1,323,970)
Intangible Assets	210,993	(238,303)	-	(27,310)
Other Non-financial Assets	(30,231)	(3,634)	451	(33,414)
Non-current Assets Held for Sale	(244,277)	185,362	(1,425)	(60,340)
Subordinated Debt Securities	(13,770)	(3,827)	-	(17,597)
Provisions	100,070	231,945	-	332,015
Other Non-financial Liabilities	335,205	69,218	(379)	404,044
Other	(1,499)	81	1,531	113
Totals	(743,204)	356,308	1,175	(385,721)

Likewise, the statute of limitations for tax losses are as follows:

Fiscal Year of Generation	Amount	Fiscal Year of Expiry	Deferred Tax Assets
2018	10,960	2023	3,288
2019	147,937	2024	44,381
			47,669

46

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 20. ASSETS/LIABILITIES FROM INSURANCE CONTRACTS

The assets related to insurance contracts, as of the indicated dates, are detailed below:

Assets from Insurance Contracts	12/31/19	12/31/18
Premiums Receivable	1,157,672	938,922
Credits with Reinsurers	641	5,361
Fees Receivable	3,714	2,455
Other	19,485	6,882
Total	1,181,512	953,620

The liabilities related to insurance contracts, as of the indicated dates, are detailed below:

Liabilities from Insurance Contracts	12/31/19	12/31/18
Debts with Insured Persons	597,791	373,600
Debts with Reinsurers	3,350	9,702
Debts with Coinsurers	1,468	2,639
Debts with Producers	302,402	185,930
Technical Commitments	817,418	571,225
Pending Claims in charge of Reinsurers	(253,794)	(39,876)
Total	1,468,635	1,103,220

Debts with Insured Persons	12/31/19	12/31/18
Equity Insurance	396,514	105,517
Direct Administrative Insurance	320,483	60,118
Direct Insurance in Lawsuits	11,255	9,966
Direct Insurance in Mediation	1,604	426
Settled Claims Payable	5,608	1,609
Pending Claims, Active Reinsurance and Retrocession	2,107	1,038
Claims Incurred but Not Reported (IBNR)	55,457	32,360
Life Insurance	201,096	268,074
Direct Administrative Insurance	175,748	243,850
Direct Insurance in Lawsuits	5,523	4,752
Direct Insurance in Mediation	6,538	668
Settled Claims Payable	417	1,424
Pending Claims, Active Reinsurance and Retrocession	6,900	4,400
Claims Incurred but Not Reported (IBNR)	5,861	12,714
Redemptions Payable	109	265
Creditors for Premiums to be Refunded	-	1
Retirement Insurance	181	9
Annuities Payable in Arrears	8	9
Other	173	-
Total	597,791	373,600

Debt with Reinsurers and Coinsurance	Checking Account	Reinstatement Premiums	Minimum Deposit Premium to be Accrued	Deposits as Collateral	Pending Claims in charge of Reinsurers	Total
IBNR in charge of Reinsurers	21,026	-	(17,676)	-	(253,794)	(250,444)
Debts with Coinsurers	1,468	-	-	-	-	1,468
Total as of 12/31/19	22,494	-	(17,676)	-	(253,794)	(248,976)
Total as of 12/31/18	24,491	-	(12,150)	-	(39,876)	(27,535)

47

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Debts with Producers	12/31/19	12/31/18
Checking Account - Producers	81,497	45,225
Fees for Premiums Receivable	190,342	113,238
Production Expenses Payable	30,563	27,467
Total	302,402	185,930

Technical Commitments	12/31/19	12/31/18
Ongoing and Similar Risks	448,501	327,392
Premiums and Surcharges	434,639	316,672
Premiums for Liabilities Reinsurance	(14,490)	(14,516)
Active Reinsurances	28,259	25,236
Insufficient Premiums	93	-
Mathematical Reserves	368,917	243,833
Mathematical Reserves for Individual Life Insurance	115,376	80,545
Mathematical Reserves for Individual Retirement Insurance	67,731	67,088
Mathematical Reserves for Annuities	135,007	95,179
Provision for Mathematical Reserve Re-composition	28	7
Fluctuating Funds	50,775	1,014
Total	817,418	571,225

Liabilities for Insurance were recorded in accordance with the Liability Adequacy Testing, using current estimates of future cash flows from insurance contracts. The assumptions used are detailed below:

Mortality Table	GAM 94
Investment (Discount) Rate	2.74%
Life Insurance Reference Rate	Projection of Life Insurance Reference Rate based on CER proportion, starting from 1.19% for voluntary retirement, and 0.88% for Annuities.
Administrative Expenses	453 for voluntary retirement and 620 for Annuities.

NOTE 21. OTHER NON-FINANCIAL ASSETS

The composition of Other Non-Financial Assets is detailed below:

	12/31/19	12/31/18
Shareholders	279,299	-
Advances of fees to Directors and Syndics	4,564	2,071
Advances to Personnel	2,064	50,385
Tax Credits	481,751	119,146
Payments made in Advance	970,268	449,374
Advances for Purchase of Assets	1,212,695	83,167
Investment Properties (*)	153,794	156,982
Other Sundry Assets measured at cost	455,086	395,735
Assets Taken in Defense of Credits	3,640	14,762
Other	285,269	47,006
Total	3,848,430	1,318,628

(*) The changes in Investment Properties are detailed in Schedule F.

The information with related parties is disclosed in Note 50.

48

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as Assets Held for Sale and Discontinued Operations:

	12/31/19	12/31/18
Interests in Companies
Prisma Medios de Pago S.A.	-	212,831
Other Debt Securities
Financial Trust: Crecere III, IV, V, VI, VII and VIII	-	188,947
Property, Plant and Equipment
Real Property	38,715	2,328
Total	38,715	404,106

Prisma Medios de Pago S.A.:

In the previous fiscal year, the interest in Prisma Medios de Pago S.A. was classified as Assets Held for Sale, with a book value as of December 31, 2018 amounting to Ps. 212,831.

Within the framework of the divestment commitment assumed by Prisma Medios de Pago S.A. and its shareholders before the Argentine National Commission for the Defense of Competition, on February 1, 2019, Banco Galicia agreed to transfer 3,182,444 ordinary Book-entry shares owned by the Bank in Prisma Medios de Pago SA to AL ZENITH (Netherlands) B.V. (a company linked to Advent International Global Private Equity). The amount of transferred shares is equivalent to 51% of the Bank's shareholding in that company.

The total price of the transaction amounted to the sum of USD $104,469, of which, on February 1, 2019 (the date on which the transfer of the shares was perfected), Banco Galicia received USD $63,073. The remaining USD $41,396 will be paid during the next 5 years, which, as per the Argentine Central Bank's regulations, is fully provisioned.

Separately, the 49% interest of Prisma Medios de Pago SA continuing to be held by the Bank has been reclassified as Private Securities measured at fair value through profit or loss, and expressed in Investments in equity instruments, as it is not implicated by the requirements established in IFRS 5 to be considered a Non-current Asset Held for Sale. In accordance with regulations of the Superintendency of Financial Institutions, the recognized value was reduced to the proportion received in cash at the time of sale. However, the relevant measurement criteria used are subject to review.

49

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 23. DEPOSITS

The composition of Deposits, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
In Argentine pesos	250,537,893	197,429,716
Checking Accounts	67,565,801	39,854,371
Savings Accounts	59,493,868	61,128,663
Time Deposits	116,003,459	89,204,808
Time Deposits - Unit of Purchasing Value (UVA)	750,248	1,984,548
Other	1,696,681	1,273,540
Interest and Adjustments	5,027,836	3,983,786
In Foreign Currency	143,367,617	162,667,559
Savings Accounts	118,036,277	137,762,699
Time Deposits	24,329,623	24,064,063
Other	938,188	792,809
Interest and Adjustments	63,529	47,988
Total	393,905,510	360,097,275

The concentration of Deposits is detailed in Schedule H.

The breakdown of Deposits per remaining terms is detailed in Schedule I.

The breakdown of Deposits per Sector is detailed in Schedule P.

The information with related parties is disclosed in Note 50.

NOTE 24. LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Liabilities at fair value through profit or loss are detailed in Schedules I and P. They include the operations involving obligations due to transactions with Government Securities of third parties.

NOTE 25. OTHER FINANCIAL LIABILITIES

Other Financial Liabilities, as of the indicated dates, are detailed below:

	12/31/19	12/31/18
Creditors for Purchases to be Settled	56,331	1,512,197
Collections and Other Transactions on Behalf of Third Parties	11,735,939	7,646,888
Obligations for Purchase Financing	48,034,052	36,894,587
Creditors for Purchase of foreign currency to be Settled	1,643,463	14,409,983
Accrued Fees Payable	507,847	344,570
Sundry Items subject to Minimum Cash	647,130	507,101
Sundry Items Not Subject to Minimum Cash	4,110,845	1,316,159
Leases Payable	3,768,154	-
Other Financial Liabilities	858,957	603,557
Total	71,362,718	63,235,042

50

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 26. FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

Financing Received from the Argentine Central Bank and Other Financial Institutions, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Argentine Central Bank Financing	22,449	28,675
Correspondent	373,901	1,583,638
Financing from Local Financial Institutions	5,597,950	5,719,582
Financing from Foreign Financial Institutions	10,469,987	7,474,069
Financing form International Financial Institutions	6,259,400	4,640,064
Total	22,723,687	19,446,028

The following chart details the credit lines with financial institutions and agencies, both local and international, as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term (*)	Rate (*)	Maturity	Amount as of 12/31/19 (**)
Local Institutions
BICE	Sundry Dates	Ps.	1,778 days	47.0	Sundry Dates	1,941,272
BICE	Sundry Dates	USD	1,762 days	5.8	Sundry Dates	887,961
Call Taken	30/12/2019	Ps.	3 days	41.6	01/02/2020	501,000
Argentine Central Bank	30/12/2019	Ps.	3 days	-	01/02/2020	22,449
Other Lines (1)	Sundry Dates	Ps.	364 days	53.9	Sundry Dates	2,267,717
International Institutions
Correspondents	12/31/2019	USD	2 days	-	01/02/2020	373,901
IFC	Sundry Dates	USD	1,355 days	4,74	Sundry Dates	5,561,678
Pre-financing(2)	Sundry Dates	USD	167 days	6.03	Sundry Dates	10,667,530
IDB	Sundry Dates	USD	361 days	5.73	Sundry Dates	500,179
Total						22,723,687

Financial Institutions and/or Agencies	Placement Date	Currency	Term (*)	Rate (*)	Maturity	Amount as of 12/31/18 (**)
Local Institutions
BICE	Sundry Dates	Ps.	1,838 days	50.88	Sundry Dates	2,844,547
BICE	Sundry Dates	USD	1,792 days	4.36	Sundry Dates	115,799
Call Taken	12/28/18	Ps.	5 days	55.94	01/02/19	804,056
Argentine Central Bank	12/28/18	Ps.	5 days	-	01/02/19	27,681
Argentine Central Bank	12/18/18	USD	5 days	-	01/02/19	994
Other Lines (1)	Sundry Dates	Ps.	364 days	45.89	Sundry Dates	1,955,180
International Institutions
Correspondents	12/31/18	USD	2 days	-	01/02/19	1,583,638
IFC	Sundry Dates	USD	945 days	5.78	Sundry Dates	4,591,008
Pre-financing(2)	Sundry Dates	USD	235 days	3.96	Sundry Dates	5,643,958
IDB	Sundry Dates	USD	351 days	4.44	Sundry Dates	1,879,167
Total						19,446,028

(*) Weighted average.

(**) Including principal and interest.
(1)	For credit lines of regional credit card companies.
(2)	This line is made up of, among others, the following institutions: Banco de la Nación Argentina, Citibank NA, Standard Chartered Bank, CAF, Inter-American Development Bank USA, Banco Itau Uruguay S.A., Banque de Commerce et de Placements and Banco Santander.

51

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 27. DEBT SECURITIES

The current Issuance Programs for Debt Securities are detailed below:

Company	Authorized Amount (*)	Type of Debt Security	Program Term	Approval Date by the S. Meeting	CNV Approval
Grupo Financiero Galicia S.A.	Thousands of USD 100,000	Simple, Non-convertible into Shares	5 years	03/09/09 ratified on 08/02/12

Resolution No. 16,113 dated 04/29/09 and extended by Resolution No. 17,343 dated 05/08/14 and Provision No. DI-2019-63-APN-GE#CNV dated 08/06/19. Authorization of Increase, Resolution No. 17,064 dated 04/25/13

Banco de Galicia y Buenos Aires S.A.U.	Thousands of USD 2,100,000	Simple, non-convertible into shares, subordinated or not, adjustable or not, with or without guarantees	5 years	04/28/05, 04/14/10, 04/29/15 and 11/09/16

Resolution No. 15,228 dated 11/04/05 and extended by Resolution No. 16,454 dated 11/11/10 and Resolution No. 17,883 dated 11/20/15. Increase of the amount approved by Resolutions No. 17,883 dated 11/20/15, No. 18,081 dated 06/10/16, No. 18,480 dated 01/26/17 and No. 19,520 dated 05/17/18.

	Thousands of USD 2,100,000	Simple, non-convertible into shares	-	04/25/19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11/13/19 of the CNV's Board of Directors
Tarjeta Naranja S.A.	Thousands of USD 650,000	Simple, non-convertible into shares	5 years	03/08/12	Resolution No. 16,822 dated 05/23/12 and extended by Resolution No. 17,675 dated 05/21/15
Tarjetas Cuyanas S.A. (**)	Thousands of USD 250,000	Simple, non-convertible into shares	5 years	03/30/10 ratified on 04/06/10 and 02/15/13	Resolution No. 16,328 dated 05/18/10. Authorization of Increase, Resolution No. 17,072 dated 05/02/13

(*) Or its equivalent in any other currency.

(**) Company merged with Tarjeta Naranja S.A. as of October 1, 2017.

Among the Programs detailed in the preceding chart, the following issuances of Issued Non-subordinated Debt Securities, net of repurchases of own Debt Securities, are effective as of December 31, 2019:

52

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Company	Placement Date	Class No.	NV	Term	Maturity Date	Rate	Issuance Authorized by CNV	Book Value (*) as of 12/31/19
Simple, non-convertible into shares In Argentine pesos
Banco Galicia	02/17/17	III	Thousands of USD 150,537 (1)	36 Months	-	(2)	02/06/17	1,060,496
Banco Galicia	05/18/17	IV	Ps. 2,000,000	36 Months	-	(3)	05/08/17	1,731,308
Banco Galicia	04/26/18	V Series I	Ps. 4,209,250	24 Months	-	(4)	04/18/18	3,867,585
Banco Galicia	04/26/18	V Series II	Ps. 2,032,833	36 Months	-	(5)	04/18/18	1,802,598
Banco Galicia	11/25/19	VII (6)	Ps. 4,182,280	6 Months	-	(7)	11/13/19	4,271,544
Tarjeta Naranja S.A.	06/29/16	XXXIV Series II	Ps. 475,397	1,461 days	06/29/20	Minimum Rate 32%/Badlar +4.67%	06/21/16	395,853
Tarjeta Naranja S.A.	09/27/16	XXXV Series II	Ps. 774,389	1,461 days	09/27/20	Minimum Rate 26%/Badlar +3.99%	09/15/16	655,174
Tarjeta Naranja S.A.	04/11/17	XXXVII	Ps. 3,845,700	1,826 days	04/11/22	Minimum Rate 15%/Badlar +3.50%	03/30/17	4,341,930
Tarjeta Naranja S.A.	04/10/18	XL Series II	Ps 1,402,500	914 days	10/10/20	Minimum Rate 27%/Badlar +3.69%	03/27/18	1,463,896
Tarjeta Naranja S.A.	11/15/18	XLI Series II	Ps. 343,555	547 days	05/15/20	Badlar +10%	-	351,555
Tarjeta Naranja S.A.	02/19/19	XLIII	Ps. 1,583,895	547 days	08/18/20	Badlar +7%		1,482,756
Tarjeta Naranja S.A. (**)	07/26/16	XXV	Ps. 400,000	1,461 days	07/26/20	Minimum Rate 30%/Badlar +3.94%	07/13/16	424,009
Tarjeta Naranja S.A. (**)	10/24/16	XXVI Series II	Ps. 350,327	1,461 days	10/24/20	Minimum Rate 26%/Badlar +4.00%	10/14/16	372,994
Tarjeta Naranja S.A. (**)	02/10/17	XXVII Series II	Ps. 500,000	1,095 days	02/10/20	Minimum Rate 23.5%/Badlar +3.50%	02/02/17	475,731
Tarjeta Naranja S.A. (**)	06/09/17	XXVIII Series II	Ps. 371,825	1,461 days	06/09/21	Minimum Rate 25%/Badlar +3.70%	05/29/17	373,802
Total								23,071,231

(*) Including principal and interest.

(**) Debt securities absorbed by Tarjeta Naranja S.A. resulting from the merger with Tarjetas Cuyanas S.A.

(1) In accordance with the issuance conditions, they were converted into Ps. 2,360,360. The foreign exchange risk is assumed by the investor because the services of interest and principal are calculated based on the amount of principal in Argentine pesos and converted into payments in US dollars on each payment date.

(2) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.69%, to be paid quarterly from May 17, 2017 onwards.

(3) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.98%, to be paid quarterly from August 18, 2017 onwards.

(4) 25.98% Fixed Annual Nominal Rate; interest and amortization will be paid fully at maturity.

(5) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 3.5%, to be paid quarterly from July 26, 2018 onwards. The amortization of this series will be made at maturity.

(6) Issued under the Frequent Issuer Regime.

(7) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 4%, to be paid on February 25 and May 25.

Among the Programs detailed in the preceding chart, the following issuances of Issued Non-subordinated Debt securities, net of repurchase of own Debt securities, are effective as of December 31, 2018:

53

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Company	Placement Date	Class No.	NV	Term	Maturity Date	Rate	Issuance Authorized by CNV	Book Value (*) as of 12/31/18
Simple, non-convertible into shares In Argentine pesos
Banco Galicia	02/17/17	III	Thousands of USD 150,537 (1)	36 Months	-	(2)	02/06/17	2,471,648
Banco Galicia	05/18/17	IV	Ps. 2,000,000	36 Months	-	(3)	05/08/17	2,126,523
Banco Galicia	04/26/18	V Series I	Ps. 4,209,250	24 Months	-	(4)	04/18/18	4,898,450
Banco Galicia	04/26/18	V Series II	Ps. 2,032,833	36 Months	-	(5)	04/18/18	2,174,984
Tarjeta Naranja S.A.	04/13/16	XXXIII Series II	Ps. 366,908	1,095 days	04/13/19	Minimum Rate 37%/Badlar +5.4%	03/28/16	412,803
Tarjeta Naranja S.A.	06/29/16	XXXIV Series II	Ps. 475,397	1,461 days	06/29/20	Minimum Rate 32%/Badlar +4.67%	06/21/16	541,106
Tarjeta Naranja S.A.	09/27/16	XXXV Series II	Ps. 774,389	1,461 days	09/27/20	Minimum Rate 26%/Badlar +3.99%	09/15/16	728,000
Tarjeta Naranja S.A.	12/07/16	XXXVI Series II	Ps. 636,409	1,095 days	12/07/19	Minimum Rate 25.25%/Badlar +4%	11/23/16	648,695
Tarjeta Naranja S.A.	04/11/17	XXXVII	Ps. 3,845,700	1,826 days	04/11/22	Minimum Rate 15%/Badlar +3.50%	03/30/17	4,083,446
Tarjeta Naranja S.A.	11/13/17	XXXVIII	Ps. 503,333	546 days	05/13/19	Minimum Rate 29.05%/MR20+4%	11/07/17	538,056
Tarjeta Naranja S.A.	02/14/18	XXXIX	Ps. 754,539	546 days	08/14/19	Minimum Rate 26.75/MR20 +3.4%	02/02/18	803,823
Tarjeta Naranja S.A.	04/10/18	XL Series I	Ps. 597,500	548 days	10/10/19	Fixed Rate 25.98%	03/27/18	708,732
Tarjeta Naranja S.A.	04/10/18	XL Series II	Ps 1,402,500	914 days	10/10/20	Minimum Rate 27%/Badlar +3.69%	03/27/18	1,547,760
Tarjeta Naranja S.A.	11/15/18	XLI Series I	Ps. 854,102	365 days	11/15/19	Fixed Rate 54%	-	905,479
Tarjeta Naranja S.A.	11/15/18	XLI Series II	Ps. 343,555	547 days	05/15/20	Badlar +10%	-	346,775
Tarjeta Naranja S.A.	12/17/18	XLII	Ps. 1,266,303	287 days	09/30/19	Fixed Rate 58%	-	1,234,147
Tarjeta Naranja S.A. (**)	05/05/16	XXIV Series II	Ps. 234,309	1,095 days	05/05/19	Minimum Rate 37%/Badlar +4.98%	04/22/16	172,255
Tarjeta Naranja S.A. (**)	07/26/16	XXV	Ps. 400,000	1,461 days	07/26/20	Minimum Rate 30%/Badlar +3.94%	07/13/16	430,504
Tarjeta Naranja S.A. (**)	10/24/16	XXVI Series II	Ps. 350,327	1,461 days	10/24/20	Minimum Rate 26%/Badlar +4.00%	10/14/16	358,563
Tarjeta Naranja S.A. (**)	02/10/17	XXVII Series II	Ps. 500,000	1,095 days	02/10/20	Minimum Rate 23.5%/Badlar +3.50%	02/02/17	500,457
Tarjeta Naranja S.A. (**)	06/09/17	XXVIII Series I	Ps. 128,175	730 days	06/09/19	Minimum Rate 25%/Badlar +3.05%	05/29/17	126,755
Tarjeta Naranja S.A. (**)	06/09/17	XXVIII Series II	Ps. 371,825	1,461 days	06/09/21	Minimum Rate 25%/Badlar +3.70%	05/29/17	374,000
Total								26,132,961

(*) Including principal and interest.

(**) Debt securities absorbed by Tarjeta Naranja S.A. resulting from the merger with Tarjetas Cuyanas S.A.

(1) In accordance with the issuance conditions, they were converted into Ps. 2,360,360. The foreign exchange risk is assumed by the investor because the services of interest and principal are calculated based on the amount of principal in Argentine pesos and converted into payments in US dollars on each payment date.

(2) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.69%, to be paid quarterly from May 17, 2017 onwards.

(3) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 2.98%, to be paid quarterly from August 18, 2017 onwards.

(4) 25.98% Fixed Annual Nominal Rate; interest and amortization will be paid fully at maturity.

(5) Variable rate equivalent to simple arithmetical average of private Badlar rates plus 3.5%, to be paid quarterly from July 26, 2018 onwards. The amortization of this series will be made at maturity.

54

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

On June 21, 2018, the Bank issued the "Green Bond", which was acquired entirely by the International Finance Corporation. The term for the "Green Bond" is for 7 years and interest is paid semiannually thereon. There is a 36-month period of grace for payment of principal, followed by repayments of 9 semiannual installments. As of December 31, 2019, the applicable book value amounts to Ps. 6,169,620, as compared to Ps. 3,850,692, as of December 31, 2018.

Repurchases of own Debt Securities, as of the indicated dates, are detailed below:

Company	DS Class	Nominal Value as of 12/31/19	Book Value as of 12/31/19
Banco de Galicia y Buenos Aires S.A.U.	Class V - Series II	5,000	5,384
Tarjeta Naranja S.A.	Class XXXV - Series II	38,500	37,074
Tarjeta Naranja S.A.	Class XXXVII	1,468	25,029
Tarjeta Naranja S.A.	Class XL Series II	34,500	31,978
Tarjeta Naranja S.A.	Class XLI Series II	15,000	15,951
Tarjeta Naranja S.A.	Class XLIII	16,500	13,397
Tarjeta Naranja S.A. (**)	Class XXV	8,000	8,314
Tarjeta Naranja S.A. (**)	Class XXVI - Series II	10,000	11,276
Tarjeta Naranja S.A. (**)	Class XXVII - Series II	17,442	18,606
Tarjeta Naranja S.A. (**)	Class XXVIII - Series II	8,254	8,473
Total			175,482

(*) Including principal and interest.

(**) Debt securities absorbed by Tarjeta Naranja S.A. resulting from the merger with Tarjetas Cuyanas S.A.

Company	DS Class	Nominal Value as of 12/31/18	Book Value (*) as of 31.12.18
Banco de Galicia y Buenos Aires S.A.U.	Class III	38,772	36,437
Banco de Galicia y Buenos Aires S.A.U.	Class V - Series II	48,000	47,178
Tarjeta Naranja S.A.	Class XXXV - Series II	51,500	49,783
Tarjeta Naranja S.A.	Class XXXVI - Series II	10,000	10,546
Tarjeta Naranja S.A.	Class XXXVII	11,783	184,535
Tarjeta Naranja S.A.	Class XXXVIII	3,870	4,135
Tarjeta Naranja S.A.	Class XXXIX	5,000	5,351
Tarjeta Naranja S.A.	Class XL Series II	16,000	17,504
Tarjeta Naranja S.A.	Class XLI Series I	1,000	936
Tarjeta Naranja S.A.	Class XLI Series II	19,000	20,227
Tarjeta Naranja S.A.	Class XLII	50,000	54,389
Tarjeta Naranja S.A. (**)	Class XXIV Series II	80,000	82,947
Tarjeta Naranja S.A. (**)	Class XXV - Series II	9,000	8,984
Tarjeta Naranja S.A. (**)	Class XXVI - Series II	25,000	27,027
Tarjeta Naranja S.A. (**)	Class XXVII - Series I	36,761	37,282
Tarjeta Naranja S.A. (**)	Class XXVII - Series II	5,488	5,757
Tarjeta Naranja S.A. (**)	Class XXVIII - Series II	8,254	8,501
Total			601,519

(*) Including principal and interest.

(**) Debt securities absorbed by Tarjeta Naranja S.A. resulting from the merger with Tarjetas Cuyanas S.A.

The information with related parties is disclosed in Note 50.

55

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 28. SUBORDINATED DEBT SECURITIES

Among the Global Programs detailed in Note 27, at the closing of the year, the following issuances of issued Subordinated Debt Securities, non-convertible into shares, are in force:

Company	Placement Date	Currency	Class No.	NV	Term	Maturity Date	Rate	Issuance Authorized by CNV	Book Value as of 12/31/19 (*)
Banco de Galicia y Bs. As. S.A.U.	07/19/16	USD	-	Thousands of USD 250,000	120 months (1)	-	(2)(3)	06/23/16	15,499,212

Company	Placement Date	Currency	Class No.	NV	Term	Maturity Date	Rate	Issuance Authorized by CNV	Book Value as of 12/31/18 (*)
Banco de Galicia y Bs. As. S.A.U.	07/19/16	USD	-	Thousands of USD 250,000	120 months (1)	-	(2)(3)	06/23/16	9,767,874

(*) Including principal and interest.

(1) The amortization will be made in full at maturity, on July 19, 2026, unless they are redeemed in full, at the issuer's option, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2) Annual fixed rate of 8.25% from the date of issuance until and including  July 19, 2021, and margin to be added to the Benchmark Readjustment annual nominal rate of 7.156% until the maturity date. Said interest agreed upon will be paid semiannually, on January 19 and July 19 from 2017 onwards.

(3) The net proceeds from the placement of this issuance were used for the integration of working capital, loan granting, other financing and other destinations as contemplated in the Law on Debt Securities and Argentine Central Bank regulations.

NOTE 29. PROVISIONS

Provisions, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
For administrative, disciplinary and criminal penalties	5,306	5,306
For termination benefits	171,358	86,926
Eventual Commitments	17,332	-
Other	2,570,302	1,357,091
Total	2,764,298	1,449,323

The movements in the Provisions item for the 2019 fiscal year are detailed in Schedule I.

For further details, see Note 46.

56

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 30. OTHER NON-FINANCIAL LIABILITIES

Other Non-Financial Liabilities, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Creditors for sale of assets	442,164	267,858
Tax withholdings and collections payable	3,815,161	2,901,402
Payroll and social contributions payable	4,735,172	2,841,885
Withholdings on payroll payable	269,554	185,624
Fees to Directors and Syndics	71,128	54,799
Value Added Tax	637,492	527,577
Sundry Creditors	2,996,871	1,598,731
Taxes Payable	2,644,861	1,838,045
Obligations arising from contracts with customers	1,215,370	1,071,636
Retirement payment orders pending settlement	74,145	37,198
Other Non-financial Liabilities	151,963	52,324
Total	17,053,881	11,377,079

Deferred income arising from contracts with customers includes liabilities for Quiero! customer loyalty program. The Group estimates the value of the points assigned to customers in the aforementioned program, by applying a mathematical model that considers assumptions about redemption percentages, fair value of redeemed points based on the combination of available products and customer preferences, as well as the expiration of unused points. As of December 31, 2019 the amount of Ps. 1,017,081 has been recorded for unredeemed loyalty points, while this amount was Ps. 918,375 as of December 31, 2018.

The following chart shows the consumption estimate of recorded liabilities at the closing of this fiscal year.

Item	Terms			Total
	Up to 12 months	Up to 24 months	More than 24 months
Liabilities for Quiero! Customer Loyalty Program	437,687	367,414	211,980	1,017,081

NOTE 31. CAPITAL STOCK

The composition of Capital stock is detailed in Schedule K.

There are no own shares in the Company's portfolio.

In Argentina, the Company's shares are quoted on the Argentine Stock Exchanges and Markets (BYMA) and Mercado Abierto Electrónico S.A. (MAE) Likewise, the shares are quoted in the United States of America on the National Association of Securities Dealers Automated Quotation (NASDAQ), under the American Depository Receipt (ADRs) program, of which The Bank of New York Mellon is the Company's depositary agent.

NOTE 32. BREAKDOWN OF INCOME

The breakdown of Net Income from Interest, Net Fee Income, and Net Income from Financial Instruments measured at Fair Value through Profit or Loss is detailed in Schedule Q.

57

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 33. EXCHANGE RATE DIFFERENCES ON GOLD AND FOREIGN CURRENCY

Exchange Rate Differences on Gold and Foreign Currency, as of the indicated dates, is detailed below:

Arising from:	12/31/19	12/31/18
For purchase-sale of foreign currency	10,460,765	5,041,512
For valuation of assets and liabilities in foreign currency	(2,987,409)	(1,919,617)
Total	7,473,356	3,121,895

NOTE 34. OTHER OPERATING INCOME

Other Operating Income, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Fees for product packages	3,424,599	2,282,395
Other adjustments and interest on sundry credits	1,793,179	1,351,671
Rental of safety deposit boxes	611,314	423,376
Other financial income	958,565	156,757
Other income for services	2,426,875	1,068,228
Income for sale of non-current assets held for sale	4,302,618	371,515
Other sundry credits	2,527,193	1,740,265
Total	16,044,343	7,394,207

NOTE 35. INCOME FROM INSURANCE ACTIVITIES

Income from Insurance Activities, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Premiums and surcharges accrued	4,554,806	3,783,891
Claims accrued	(633,139)	(477,638)
Redemptions	(10,094)	(4,887)
Fixed and periodic annuities	(9,484)	(6,937)
Production and exploitation expenses	(845,120)	(930,578)
Other income and expenses	460	22,478
Total	3,057,429	2,386,329

NOTE 36. LOAN AND OTHER RECEIVABLES LOSS PROVISIONS

Loan and Other Receivables Loss Provisions,, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Loan and other receivables loss provisions	16,664,078	9,733,014
Other Debt Securities loss provisions	111,045	24,643
Other Financial Assets loss provisions	2,785,265	1,337
Direct charge offs	779,279	567,636
Total	20,339,667	10,326,630

For further details about the charges for Uncollectible Accounts, refer to Schedule R.

58

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 37. PERSONNEL EXPENSES

Personnel Expenses, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Payroll	12,439,917	8,500,980
Social Contributions on Payroll	2,710,672	1,915,347
Personnel Compensations and Rewards	3,949,829	2,864,079
Services for Personnel	596,860	411,737
Other Short-term Personnel Expenses	448,659	262,792
Other Long-term Personnel Expenses	82,201	46,816
Total	20,228,138	14,001,751

NOTE 38. ADMINISTRATIVE EXPENSES

The Group presented its Statement of Income under the by-function-of-expense method. In accordance with this method, the expenses are classified according to their function as part of "Administrative Expenses".

The following table provides additional information required with respect to expenses and their relation to the function, as of the indicated dates:

	12/31/19	12/31/18
Fees and Remunerations for Services	2,463,071	1,488,877
Directors and Syndics' Fees	134,458	135,606
Advertising and Publicity	1,770,314	1,078,668
Taxes	4,211,598	2,755,967
Maintenance and Repairs of Assets and Systems	2,859,117	1,200,039
Electricity and Communications	1,495,944	860,609
Representation and Travel Expenses	105,737	258,841
Stationery and Office supplies	314,384	192,676
Rentals	81,001	681,557
Administrative Services under Contract	2,050,287	1,744,827
Security	796,515	724,580
Insurance	105,973	70,816
Armored Transportation Services	1,699,946	1,130,571
Other	1,847,773	2,133,483
Total	19,936,118	14,457,117

NOTE 39. DEPRECIATION AND IMPAIRMENT OF ASSETS

Depreciation and Impairment of Assets, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Depreciation of Property, Plant and Equipment	1,816,014	825,222
Amortization of organization and development expenses	744,811	358,169
Other	1,820	2,338
Total	2,562,645	1,185,729

The composition of Property, Plant and Equipment depreciation and impairment is detailed in Schedule F.

The composition of amortizations of organization and development expenses is detailed in Schedule G.

59

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 40. OTHER OPERATING EXPENSES

Other Operating Expenses, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Turnover tax	10,712,118	7,191,154
Contribution to the Deposit Insurance Scheme	703,739	424,630
Charges for other provisions	1,421,197	862,572
Claims	281,728	249,077
Other financial income	1,581,553	518,565
Credit-card-related expenses	3,665,736	2,391,463
Other service-related expenses	1,818,625	693,578
Interest on leases	304,731	-
Other sundry credits	791,260	280,519
Total	21,280,687	12,611,558

NOTE 41. INCOME TAX/DEFERRED TAX

The following is a reconciliation between the income tax charged to income, as of December 31, 2019, as compared to the previous fiscal year, and the income tax that would result from applying the current tax rate on accounting profit:

	12/31/19	12/31/18
Income before income tax for the year	(51,316,345)	(21,208,604)
Current tax rate	30%	30%
Income for the year at Tax Rate	(15,394,904)	(6,362,581)
Permanent Differences at Tax Rate
- Income for equity Instruments	-	188,321
- Untaxed Income	88,079	91,188
- Donations and other non-deductible expenses	9,457	19,452
- Other	(152,595)	(394,564)
- Allowance for Impairment	7,651	(1,888)
- Tax Inflation Adjustment	1,372,818	-
- Tax Inflation Adjustment Deferral	5,554,183	-
- Tax adjustment under Law 27,430	(85,798)	(34,028)
Total income tax charge for the year	(8,601,109)	(6,494,100)

	12/31/19	12/31/18
Current Income Tax	(15,441,308)	(6,940,280)
Variation of Deferred Tax (*)	6,697,066	599,636
Tax Return adjustment from previous fiscal year	143,133	(153,456)
Total income tax charge for the year	(8,601,109)	(6,494,100)

(*) See Note 19.

	12/31/19	12/31/18
Current Income Tax	(15,441,308)	6,940,280
Tax Advances	5,113,439	(1,067,205)
Current Income Tax Liabilities	(10,327,869)	5,873,075

As of December 31, 2019, several claims for refund of the Income Tax paid in excess for the 2014, 2015, 2016, 2017 and 2018 fiscal years, in the amounts of Ps. 433,815, Ps. 459,319, Ps. 944,338, Ps. 866,842 and Ps. 3,646,842, respectively, were submitted by Banco Galicia to the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or AFIP). These presentations are based on Argentine jurisprudence, which establishes the unconstitutionality of rules prohibiting the application of the adjustment for tax inflation, resulting in confiscatory situations. As the AFIP delayed its resolution, corresponding judicial claims were filed. At the closing of these Financial Statements, Banco Galicia does not record assets related to the contingent assets derived from the aforementioned presentations.

60

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Tax Reform

On December 29, 2017, the Argentine Executive Branch promulgated Law 27,430 on Income Tax. This law has introduced several changes regarding income tax, and which include the following key components:

- Income tax rate: The Income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning on January 1, 2018 through December 31, 2019, and 25% for fiscal years beginning as of January 1, 2020, such date included.

- Tax on Dividends: The law established a tax on dividends or profits distributed, among others, by Argentine companies or permanent establishments to: human persons, undivided estates or foreign beneficiaries, with the following considerations to be taken into account: (i) dividends arising from profits generated during the years beginning January 1, 2018 until December 31, 2019 will be subject to a 7% withholding tax; and (ii) dividends arising from earnings obtained for fiscal years beginning January 1, 2020 onwards will be subject to 13% withholding tax. The dividends arising from benefits obtained until the year preceding the year commenced January 1, 2018 will continue to be subject, for all beneficiaries thereof, to the 35% withholding tax on the amount exceeding the accumulated tax-exempt distributable earnings (the transition period for equalization tax).

- Optional tax revaluation: The regulations establish that, at a company's  option, a tax revaluation of the assets located in the country, and which are affected to the generation of taxable earnings, may be carried out. The special tax on the amount of the revaluation depends on the asset, being 8% for real property which are not inventories, 15% for real property which are inventory, and 10% for personal property and the rest of the assets. Once the option is exercised for a certain asset, the remaining assets of the same category must be revaluated. The taxable income arising from the revaluation is not subject to the income tax, and the special tax on the revaluation amount will not be deductible from said tax.

On December 23, 2019, the Argentine Executive Branch promulgated Law 27,541, which introduced several changes for processing the Income Tax:

- Income tax rate: the reduction of the tax rate for fiscal years commenced up to January 1, 2021, such date included, has been suspended; therefore, for fiscal years closing on December 31, 2020 and December 31, 2021, the applicable rate is established at 30%.

- Inflation adjustment: The inflation adjustment for the first and second fiscal year commenced January 1, 2019, must be charged one sixth (1/6) in that fiscal period, and the remaining five sixths (5/6), in equal parts, in the following five immediate fiscal periods.

As of the closing date of these Consolidated Financial Statements, the Group verified that the parameters established by the Argentine Law on Income Tax for the application of the tax inflation adjustment are met. Consequently, such adjustment has been considered to determine the fiscal year's tax. The effect of the deferral of five-sixths of the inflation taxable income has been recognized as a deferred tax asset. (See Note 19).

61

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 42. DIVIDENDS

The Ordinary and Extraordinary Shareholders' Meeting of the Company held on April 25, 2019 approved the Financial Statements as of December 31, 2018 and the treatment of income for the year ended on such date.

Dividends approved at the Ordinary and Extraordinary Shareholders' Meeting of the Company amounted to Ps. 2,000,000 and represented Ps. 1.40 (figures stated in Argentine pesos) per share. On May 9, 2019, the aforementioned dividends were paid to the Group's shareholders.

The Ordinary and Extraordinary Shareholders' Meeting of the Company held on April 24, 2018 approved the Financial Statements as of December 31, 2017 and the treatment of income for the year ended on that date.

Dividends approved by the Ordinary and Extraordinary Shareholders' Meeting of the Company held on April 24, 2018, amounted to Ps. 1,200,000 and represented Ps. 0.84 (figures stated in Argentine pesos) per share. On May 9, 2018, the aforementioned dividends were paid to the Group's shareholders.

NOTE 43. EARNINGS PER SHARE

Earnings per share are calculated by dividing the income attributable to the Group's shareholders into the weighted average of the outstanding ordinary shares in the respective fiscal year. Since the Group does not have preferred shares or debt convertible into shares, the basic earnings is equal to the diluted earnings per share.

	12/31/19	12/31/18
Net Income for the year attributable to parent company's owners	41,557,118	14,427,034
Weighted Average Common Shares	1,426,765	1,426,765
Earnings per Share	29.13	10.11

NOTE 44. SEGMENT REPORTING

The Group determines the segments based on Management Reports that are reviewed by the Board of Directors, which updates them as they change.

Reportable segments are made up of one or more operating segments of similar economic characteristics, distribution channels and regulatory environments.

The composition of each business segment is described below:

a. Bank: this segment represents the income derived from the banking business.

b. Regional credit cards: this segment represents the income derived from the regional credit card business and includes the consolidated income of Tarjetas Regionales S.A., including its subsidiaries: Cobranzas Regionales S.A., Ondara S.A., Tarjeta Naranja S.A., and Naranja Digital Compañía Financiera S.A.U.

c. Insurance: this segment represents the income derived from the insurance companies and includes the consolidated income of Sudamericana Holding S.A., including its subsidiaries: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

d. Other Businesses: this segment includes the income of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., IGAM LLC, Galicia Valores S.A.U., and the Company; and in regards to the Company, with net of income eliminations for permanent interests in other companies.

e. Adjustments: this segment comprises the consolidation adjustments and the elimination of transactions between the subsidiaries.

62

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The operating income of the Group's different operating segments are monitored separately for the purpose of making decisions about the allocation of resources and the performance evaluation of each segment. Segment performance is evaluated based on operating profit or loss and is measured consistently against the operating profit and loss of the Consolidated Statement of Income.

When a transaction occurs, transfer prices between the operating segments are at arms' length prices, in a similar manner to transactions with third parties. Afterwards, the revenues, the expenses and the income arising from the transfers between the operating segments are eliminated from the consolidation.

The Group operates in a geographic segment, namely Argentina.

The segment reporting, as of the indicated dates, is detailed below:

	Bank	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12/31/19
Net Income from Interest	21,339,182	7,878,227	704,210	40,133	276,900	30,238,652
Net Fee Income	12,946,111	10,241,854	-	219	(721,096)	22,467,088
Net Income from Financial Instruments measured at fair value through profit or loss	53,493,369	2,105,005	62,671	236,849	-	55,897,894
Income from De-recognition of assets measured at Amortized Cost	193,399	-	-	-	-	193,399
Exchange rate differences on gold and foreign currency	7,133,452	115,583	1,030	223,291	-	7,473,356
Other Operating Income	12,671,163	3,368,789	284,627	681,079	(961,315)	16,044,343
Income from insurance activities	-	-	1,622,139	-	1,435,290	3,057,429
Loan and other receivables loss provisions	(16,005,410)	(4,331,173)	-	(3,084)	-	(20,339,667)
Personnel Expenses	(14,793,274)	(4,556,427)	(677,352)	(201,085)	-	(20,228,138)
Administrative Expenses	(14,344,077)	(5,013,828)	(436,165)	(263,208)	121,160	(19,936,118)
Depreciation and Impairment of Assets	(1,886,978)	(569,107)	(99,626)	(6,934)	-	(2,562,645)
Other Operating Expenses	(17,298,425)	(3,844,969)	(50,459)	(92,632)	5,798	(21,280,687)
Operating Income	43,448,512	5,393,954	1,411,075	614,628	156,737	51,024,906
Share of profit from Associates and Joint Ventures	180,183	-	-	-	(180,183)	-
Income before Taxes on Continuing Operations	43,628,695	5,393,954	1,411,075	614,628	(23,446)	51,024,906
Income Tax on Continuing Operations	(8,398,416)	243,353	(260,673)	(93,747)	-	(8,509,483)
Net Income from Continuing Operations	35,230,279	5,637,307	1,150,402	520,881	(23,446)	42,515,423
Net Income from Discontinued Operations	-	-	-	-	-	-
Net Income for the year	35,230,279	5,637,307	1,150,402	520,881	(23,446)	42,515,423
Other Comprehensive Income	213,794	-	(13,981)	-	-	199,813
Net Income for the year Attributable to Non-controlling Interests	-	216	-	-	958,089	958,305
Income for the year Attributable to Parent Company's Owners	35,444,073	5,637,091	1,136,421	520,881	(981,535)	41,756,931

63

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

	Bank	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12/31/18
Net Income from Interest	19,247,064	7,515,704	423,261	28,680	109,326	27,324,035
Net Fee Income	10,247,962	9,136,338	-	(1,144)	(1,064,569)	18,318,587
Net Income from Financial Instruments measured at fair value through profit or loss	14,018,843	696,439	21,800	316,271	-	15,053,353
Income from De-recognition of assets measured at Amortized Cost	192,847	-	-	-	-	192,847
Exchange rate differences on gold and foreign currency	3,099,604	(49,659)	4,119	67,831	-	3,121,895
Other Operating Income	5,703,095	955,451	162,835	715,501	(142,675)	7,394,207
Income from insurance activities	-	-	1,234,081	-	1,152,248	2,386,329
Loan and other receivables loss provisions	(6,511,338)	(3,816,514)	-	-	1,222	(10,326,630)
Personnel Expenses	(9,497,938)	(3,939,385)	(472,254)	(92,174)	-	(14,001,751)
Administrative Expenses	(8,617,710)	(5,304,020)	(340,319)	(219,588)	24,520	(14,457,117)
Depreciation and Impairment of Assets	(837,139)	(286,227)	(58,532)	(3,831)	-	(1,185,729)
Other Operating Expenses	(10,646,448)	(1,906,678)	(377)	(56,833)	(1,222)	(12,611,558)
Operating Income	16,398,842	3,001,449	974,614	754,713	78,850	21,208,468
Share of profit from Associates and Joint Ventures	109,606	-	-	-	(109,606)	-
Income before Taxes from continuing Operations	16,508,448	3,001,449	974,614	754,713	(30,756)	21,208,468
Income Tax from continuing Operations	(5,022,676)	(871,309)	(321,563)	(255,670)	-	(6,471,218)
Net Income from Continuing Operations	11,485,772	2,130,140	653,051	499,043	(30,756)	14,737,250
Income from Discontinued Operations	72,970	-	-	1,806	-	74,776
Income Tax on Discontinued Operations	(21,893)	-	-	(989)	-	(22,882)
Net Income for the year	11,536,849	2,130,140	653,051	499,860	(30,756)	14,789,144
Other Comprehensive Income	(64,086)	-	(10,554)	-	-	(74,640)
Net Income for the year Attributable to Non-controlling Interests	667	82	-	-	361,361	362,110
Income for the year Attributable to Parent Company's Owners	11,472,096	2,130,058	642,497	499,860	(392,117)	14,352,394

64

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

	Bank	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12/31/19
ASSETS
Cash and Due from Banks	129,142,190	4,127,303	75,769	707,662	(3,233,759)	130,819,165
Debt Securities at Fair Value through Profit or Loss	65,697,956	-	36,607	51	(44,154)	65,690,460
Derivative Financial Instruments	1,398,539	-	-	-	-	1,398,539
Repurchase Transactions	30,075,478	-	-	-	-	30,075,478
Other Financial Assets	3,042,384	4,544,284	319,821	343,721	(7,632)	8,242,578
Loans and Other Financing	312,028,891	50,036,392	263,419	2,515,162	(1,978,576)	362,865,288
Other Debt Securities	16,129,038	1,323,513	1,724,188	-	(131,328)	19,045,411
Financial Assets Pledged as Collateral	11,541,906	7,064	408	1,616	(408)	11,550,586
Current Income Tax Assets	-	15,413	-	25,090	-	40,503
Investments in Equity Instruments	2,497,466	-	-	-	-	2,497,466
Equity investments in subsidiaries, Associates and Joint Ventures	254,171	-	-	-	(254,171)	-
Property, Plant and Equipment	12,389,297	1,469,273	201,682	27,457	-	14,087,709
Intangible Assets	4,431,531	1,019,510	55,073	419,307	(419,307)	5,506,114
Deferred Income Tax Assets	4,441,150	2,622,981	72,537	100,412	-	7,237,080
Assets from Insurance Contracts	-	-	1,181,512	-	-	1,181,512
Other Non-financial Assets	2,985,682	292,901	119,994	452,022	(2,169)	3,848,430
Non-current Assets Held for Sale	38,715	-	-	-	-	38,715
TOTAL ASSETS	596,094,394	65,458,634	4,051,010	4,592,500	(6,071,504)	664,125,034
LIABILITIES
Deposits	397,839,586	-	-	-	(3,934,076)	393,905,510
Liabilities at Fair Value through Profit or Loss	1,422,157	-	-	-	-	1,422,157
Derivative Financial Instruments	881,099	-	-	-	-	881,099
Other Financial Liabilities	37,931,718	31,891,050	-	2,089,640	(549,690)	71,362,718
Financing Received from the Argentine Central Bank and other Financial Institutions	20,455,970	2,937,657	3,089	-	(673,029)	22,723,687
Debt Securities	18,908,535	10,507,798	-	-	(175,482)	29,240,851
Current Income Tax Liabilities	9,214,324	931,453	149,212	32,880	-	10,327,869
Subordinated Debt Securities	15,499,212	-	-	-	-	15,499,212
Provisions	2,499,406	108,360	128,532	28,000	-	2,764,298
Deferred Income Tax Liabilities	-	-	34,628	23,968	-	58,596
Liabilities from Insurance Contracts	-	-	1,472,643	-	(4,008)	1,468,635
Other Non-financial Liabilities	13,530,914	2,720,531	473,282	390,895	(61,741)	17,053,881
TOTAL LIABILITIES	518,182,921	49,096,849	2,261,386	2,565,383	(5,398,026)	566,708,513

65

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

	Bank	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12/31/18
ASSETS
Cash and Due from Banks	142,049,486	1,364,452	55,184	67,746	(227,440)	143,309,428
Debt Securities at Fair Value through Profit or Loss	75,973,903	54,008	83,476	19,394	(141,610)	75,989,171
Derivative Financial Instruments	1,785,640	-	-	-	-	1,785,640
Repurchase Transactions	2,068,076	-	-	-	-	2,068,076
Other Financial Assets	4,676,322	3,623,010	234,640	499,583	(43,112)	8,990,443
Loans and Other Financing	243,276,079	45,313,187	426,175	930,182	(2,993,131)	286,952,492
Other Debt Securities	13,630,604	-	990,929	-	(131,767)	14,489,766
Financial Assets Pledged as Collateral	10,812,499	4,993	-	-	-	10,817,492
Current Income Tax Assets	2,226,343	11,939	82,004	12,980	177,118	2,510,384
Investments in Equity Instruments	161,054	-	-	-	-	161,054
Equity investments in subsidiaries, Associates and Joint Ventures	203,116	-	-	-	(203,116)	-
Property, Plant and Equipment	9,869,201	834,886	177,932	2,996	-	10,885,015
Intangible Assets	3,259,794	422,877	61,050	419,309	(419,307)	3,743,723
Deferred Income Tax Assets	-	788,252	74,857	4,030	-	867,139
Assets from Insurance Contracts	-	-	957,210	-	(3,590)	953,620
Other Non-financial Assets	841,826	284,136	18,669	170,418	3,579	1,318,628
Non-current Assets Held for Sale	404,106	-	-	-	-	404,106
TOTAL ASSETS	511,238,049	52,701,740	3,162,126	2,126,638	(3,982,376)	565,246,177
LIABILITIES
Deposits	361,302,407	-	-	-	(1,205,132)	360,097,275
Liabilities at Fair Value through Profit or Loss	2,685,471	-	-	-	(540,807)	2,144,664
Derivative Financial Instruments	1,835,789	-	-	-	-	1,835,789
Repurchase Transactions	1,948,559	-	-	-	-	1,948,559
Other Financial Liabilities	41,012,767	23,244,061	-	-	(1,021,786)	63,235,042
Financing Received from the Argentine Central Bank and other Financial Institutions	17,490,792	2,131,037	56	-	(175,857)	19,446,028
Debt Securities	15,527,765	14,979,260	-	-	(523,372)	29,983,653
Current Income Tax Liabilities	5,444,474	38,137	203,147	87,864	99,453	5,873,075
Subordinated Debt Securities	9,767,874	-	-	-	-	9,767,874
Provisions	1,248,998	64,997	78,328	57,000	-	1,449,323
Deferred Income Tax Liabilities	289,493	-	60,748	35,480	-	385,721
Liabilities from Insurance Contracts	-	-	1,146,515	-	(43,295)	1,103,220
Other Non-financial Liabilities	8,712,307	2,122,183	420,271	71,480	50,838	11,377,079
TOTAL LIABILITIES	467,266,696	42,579,675	1,909,065	251,824	(3,359,958)	508,647,302

66

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 45. CAPITAL MANAGEMENT AND RISK POLICIES

The tasks related to the information and internal control of each controlled company under the Company, are defined and performed with the utmost rigor by each entity.

In addition to the applicable local regulations, the Company, in its capacity as a listed Company in the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (SOX). The Company's risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by its main controlled companies.

In risk policy matters, the policy assumed by Banco Galicia takes into account the different aspects of its business and operations, following the main guidelines of internationally recognized standards.

The specific function of the integral management of risks faced by Banco Galicia has been assigned to certain Risk Area Management, ensuring its independence from the rest of the business areas by depending directly on the Bank's General Management and, at the same time, being involved in the decisions of each management body. Additionally, the control and prevention of risks related to assets laundering, terrorist financing, and other illegal activities, are assigned to certain Assets Laundering Prevention Management, pursuant to the instructions of the Board of Directors. The mission of the management groups is to assure the Board of Directors is fully knowledgeable of the risks that the Bank is exposed to, and designing and proposing policies and procedures for their identification, prevention, evaluation, follow-up, control and mitigation.

The Risk Appetite framework takes into account different levels of risk acceptance, both in individual and consolidated terms.  Within this framework, metrics have been defined, which are monitored in order to detect situations that may affect the normal course of business, cause noncompliance with certain strategy or cause  undesired outcomes and/or situations of vulnerability when facing changes in market conditions. The Risk and Capital Allocation Committee considers and controls the Bank's risk profile through its Risk Appetite Report, and defines the actions to be carried out if eventual deviations from defined thresholds take place.

Capital Management

The Company's objectives are to generate returns for its shareholders, benefits for other stakeholders and maintain an optimum capital structure. The investment needs in subsidiaries and new undertakings, maintaining the expected profitability levels and complying with the established liquidity and solvency objectives will also be considered.

Banco Galicia determines the minimum capital requirement for each risk in accordance with the Argentine Central Bank regulations. Capital risk management cuts across the remaining risks. Certain Senior management is in charge of monitoring, supervising, adjusting and ensuring compliance with the proposed objectives for administration.

Through the Capital Adequacy Assessment Process (reflected in the Capital Self-Assessment Report - Informe de Autoevaluación de Capital, or IAC), the ratio between available own equity capital and the resources necessary to maintain an adequate risk profile is considered. In addition, this process enables to identify both the economic capital needs and the relevant sources to cover them.

To conduct the stress tests, four scenarios are defined with different probabilities of occurrence, which could affect solvency and liquidity. Scenarios with greater probabilities of occurrence are used for the management stress tests and are taken as a reference when defining the Risk Appetite thresholds. Scenarios with lower probabilities of occurrence, or greater associated severity, are used for the Recovery Plan, where the protocol defined for situations or events that may compromise the Bank's operational capacity is exposed.

67

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

On the other hand, according to the guidelines established by the Argentine Central Bank, financial institutions must maintain capital ratios to reduce associated risks. It should be noted that, as of December 31, 2019 and December 31, 2018, Banco Galicia complied with the minimum capital requirement determined in accordance with the provisions of the Argentine Central Bank regulations.

Regulatory Capital is composed of the basic Shareholders' Equity and the complementing Shareholders' Equity. The balance of those items for Banco Galicia as of December 31, 2019 and December 31, 2018 is detailed below:

	12/31/19	12/31/18
Basic Shareholders' Equity	74,314,620	41,863,969
(Deductible items)	(12,922,467)	(5,279,643)
Equity Tier I	61,392,153	36,584,326
Complementing Shareholders' Equity	19,392,341	12,745,132
Equity Tier II	19,392,341	12,745,132
Regulatory Capital	80,784,494	49,329,458

A detail of Regulatory Capital is expressed below:

	12/31/19	12/31/18
Credit Risk	29,148,582	22,170,572
Market Risk	904,939	969,226
Operational Risk	7,608,102	4,023,443
Requirement	37,661,623	27,163,241
Integration	80,784,494	49,329,458
Excess	43,122,871	22,166,217

Financial Risks

Financial Risk is a phenomenon inherent in financial brokerage. Exposure to the different financial risk factors is a natural circumstance that cannot be fully eliminated without affecting the Group's long-term economic viability. However, the lack of risk exposure management becomes one of the main short-term threats. The risk factors must be identified and managed within a specific framework and policies, which include the risk profile and the risk propensity, as it been decided to be assumed to achieve the long-term strategic objectives.

Market Risk

The "price risk" is the possibility of incurring losses arising from the market price variation in listed financial assets subject to trading. The financial assets subject to "trading" or allocated to "own positions" will be public and private debt securities, shares, currencies, derivatives and debt instruments issued by Argentine Central Bank.

The brokerage/trading operations allowed and regulated by the applicable policy are the following:

- Brokerage of Government Securities and Provincial Securities

- Currency brokerage in the Spot Market and the Futures Market.

- Brokerage of Interest Rate derivatives: Interest Rate Futures and Interest Rate Swaps.

- Brokerage of Debt instruments issued by Argentine Central Bank.

- Brokerage of third-party Debt securities.

- Shares brokerage.

For the 2019 fiscal year, the following limits were established within which the estimated risk must be framed for each described instrument:

68

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Risk	Policy Limits
Currency	Ps 250	million
Fixed income	Ps 680	million
Interest Rate Derivatives	Ps 70	million

The daily management of "price risk" is carried out within an approved strategy, the objective of which is to maintain the Group's presence in the different currency, fixed income, variable income and derivatives markets, and obtaining the maximum possible return from brokerage without exposing the Group to excessive risk levels. Finally, the designed policy contributes to transparency and facilitates the perception of the risk levels to which the Group is exposed. To measure and control the risk arising from the variation in the prices of financial instruments that make up the trading or brokerage portfolio, the model known as "Value at Risk" (or "VaR") is used, which measures the potential loss generated by the different financial instruments at each moment of time, under certain critical parameters.

Currency Risk

The exposure to exchange rate risk at the year closing per type of currency is detailed below; figures stated in million Argentine pesos:

Currency	Balances as of 12/31/19
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net position
US Dollar	195,115	(196,431)	22	(1,294)
Euro	2,281	(293)	-	1,988
Canadian Dollar	85	(4)	-	81
Real	1	-	-	1
Swiss Franc	32	(17)	-	15
Other	76	(4)	-	72
Total	197,590	(196,749)	22	863

Currency	Balances as of 12/31/18
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net position
US Dollar	194,516	(196,598)	101	(1,981)
Euro	1,988	(557)	-	1,431
Canadian Dollar	42	(9)	-	33
Real	30	-	-	30
Swiss Franc	21	(13)	-	8
Other	49	(2)	-	47
Total	196,646	(197,179)	101	(432)

69

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Currency	Variation	Balances as of 12/31/19		Balances as of 12/31/18
		Income	Equity	Income	Equity
US Dollar	10%	129	(1,423)	198	(2,178)
	-10%	(129)	(1,164)	(198)	(1,782)
Euro	10%	199	2,187	143	1,575
	-10%	(199)	1,789	(143)	1,289
Canadian Dollar	10%	8	89	3	36
	-10%	(8)	73	(3)	30
Real	10%	-	1	3	33
	-10%	-	1	(3)	27
Swiss Franc	10%	1	16	1	9
	-10%	(1)	13	(1)	7
Other	10%	7	79	5	53
	-10%	(7)	65	(5)	43

Interest Rate Risk

The different sensitivities of assets and liabilities to changes in "market interest rates" exposes the Group to the "interest rate risk". This is the risk of the financial margin and the Shareholders' Equity economic value varying as a consequence of the fluctuation of market interest rates. The magnitude of this variation is related to the sensitivity of the interest rate of the Group's Assets and Liabilities structure.

This risk factor (the change in interest rates) impacts on two key variables: the Net Financial Income (Resultado Financiero Neto, or RFN) and the Shareholders' Equity Present Value (Valor Presente del Patrimonio Neto, or VP).

These methodologies imply a "short-term" approach (RFN), for which a "base case scenario" is submitted to an "interest rate" increase estimating the Financial Income variation. Maximum limits are established for such changes in the variables subject to control. For "long-term approach" (VP), statistical simulations of interest rates are performed and a "critical" scenario is obtained, arising from the exposure to the interest rate risk presented by the balance sheet structure. The economic capital is obtained from the difference resulting from the "critical" scenario and the balance sheet market value.

The chart below details the Group's interest rate risk exposure. The chart presents the residual values of assets and liabilities, classified by renegotiation of interest or expiration dates, whichever is the shortest.

Assets and liabilities at Variable Rate	Term in days					Total
	Up to 30 days	From 30 to 90	From 90 to 180	From 180 to 365	More than 365
As of 12/31/18
Total financial assets	205,717,873	31,633,572	33,104,131	43,318,473	168,405,494	482,179,543
Total financial liabilities	317,505,256	24,996,087	7,287,605	4,351,288	90,658,702	444,798,938
Net Amount	(111,787,383)	6,637,485	25,816,526	38,967,185	77,746,792	37,380,605
12/31/19
Total financial assets	201,696,219	51,089,507	51,228,446	44,962,192	250,198,194	599,174,558
Total financial liabilities	277,333,453	45,123,367	24,609,169	3,436,256	155,808,144	506,310,389
Net Amount	(75,637,234)	5,966,140	26,619,277	41,525,936	94,390,050	92,864,169

The chart below shows the sensitivity against an additional possible variation in the interest rates for the next fiscal year, considering the composition as of December 31, 2019. The percentage of variation was determined by considering 100 basis points (bp) budgeted by the Group for the 2019 fiscal year; these changes are considered reasonably possible based on the observation of market conditions.

70

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

	Additional variation in Interest rate	Increase/(Decrease) in Net Income Tax in Argentine pesos	Increase/(Decrease) in Shareholders' Equity in Argentine pesos
Decrease in Interest rate	-100 bp	(260,051)	-0.3%
Increase in Interest rate	+100 bp	260,051	0.3%

Liquidity Risk

Liquidity Risk contemplates the risk which the Group cannot offset, or a position it cannot undo at market price since:

- there is no sufficient secondary market for the assets in the position; or

- there are market alterations.

In daily measuring and follow up of "stock liquidity", an internal model is used contemplating the behavior characteristics of the Group's main funding sources. This model, based on the Group's experience regarding the evolution of deposits and other obligations, determines the "liquidity requirements" that apply to the liabilities subject to policy, and generates the "management liquidity requirement". In determining these liquid resources, the residual term of the liabilities is also contemplated, as well as the currency in which they are nominated. The resulting liquidity requirement is distributed in the "eligible assets" established by the policy. The management liquidity requirement, together with the minimum legal cash requirements, constitute the total available liquidity.

The daily liquidity management is informed by the estimate of the daily available funds or needs, considering the opening balance in the Argentine Central Bank account, deducting the minimum daily requirement and including key daily movements. From the above, an excess/deficiency balance is obtained, which will be taken into in order to place funds or cover financing needs.

The monthly monitoring and control of liquidity from the "flow" perspective, called liquidity mismatch/liquidity gap, is performed by estimating the mismatches accumulated within the first year as a percentage of total liabilities. The gap methodology used (contractual gaps) is consistent with the best international practices in the field.

On the other hand, a follow up and measuring of the concentration of deposits is carried out. For the purpose of mitigating this risk factor, the relevant policy limits the participation, over total deposits, of two groups of customers, namely the first 10 customers and the second 50 customers.

The following is an analysis of the maturities of assets and liabilities, based on the remaining period as of December 31, 2019 and December 31, 2018, based on the undiscounted cash flows.

71

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

	Less than 1 Month	From 1 to 6 months	From 6 to 12 months	From 12 months to 5 years	Greater than 5 years	Total as of 12/31/19
Assets
Debt Securities at Fair Value through Profit or Loss	64,916,862	879,594	14,428	155,733	5,257	65,971,874
Derivative Financial Instruments	1,398,539	-	-	-	-	1,398,539
Repurchase Transactions	30,724,621	-	-	-	-	30,724,621
Other Financial Assets	8,242,578	-	-	-	-	8,242,578
Loans and Other Financing	132,248,533	130,902,612	59,409,315	96,240,488	26,439,424	445,240,372
Other Debt Securities	20,672,074	-	-	-	-	20,672,074
Financial Assets Pledged as Collateral	11,550,586	-	-	-	-	11,550,586
Investments in Equity Instruments	2,497,466	-	-	-	-	2,497,466
Liabilities
Deposits	358,461,867	41,752,103	2,184,736	77,374	32	402,476,112
Liabilities at Fair Value through Profit or Loss	1,422,157	-	-	-	-	1,422,157
Derivative Financial Instruments	881,099	-	-	-	-	881,099
Other Financial Liabilities	71,226,543	26,119	28,766	114,185	13	71,395,626
Financing Received from the Argentine Central Bank and other Financial Institutions	3,720,364	10,793,401	4,281,429	6,204,079	-	24,999,273
Debt Securities	3,468,325	18,258,388	4,152,415	10,134,085	683,635	36,696,848
Subordinated Debt Securities	607,968	-	607,968	5,346,737	16,892,186	23,454,859

	Less than 1 Month	From 1 to 6 months	From 6 to 12 months	From 12 months to 5 years	Greater than 5 years	Total as of 12/31/18
Assets
Debt Securities at Fair Value through Profit or Loss	76,849,406	249,268	373,823	1,035,345	157,067	78,664,909
Derivative Financial Instruments	1,785,640	-	-	-	-	1,785,640
Repurchase Transactions	2,112,250	-	-	-	-	2,112,250
Other Financial Assets	9,056,190	-	-	-	-	9,056,190
Loans and Other Financing	93,109,786	102,383,777	55,974,479	65,838,369	9,507,527	326,813,938
Other Debt Securities	14,491,625	-	-	-	-	14,491,625
Financial Assets Pledged as Collateral	10,817,492	-	-	-	-	10,817,492
Investments in Equity Instruments	161,054	-	-	-	-	161,054
Liabilities
Deposits	334,200,194	29,585,189	3,188,378	76,741	36	367,050,538
Liabilities at Fair Value through Profit or Loss	2,144,664	-	-	-	-	2,144,664
Derivative Financial Instruments	1,835,789	-	-	-	-	1,835,789
Repurchase Transactions	1,948,559	-	-	-	-	1,948,559
Other Financial Liabilities	63,065,272	27,072	33,365	146,180	7,145	63,279,034
Financing Received from the Argentine Central Bank and other Financial Institutions	7,013,910	8,149,083	3,181,270	7,455,499	72,524	25,872,286
Debt Securities	1,301,031	7,657,224	13,262,785	26,226,582	1,260,277	49,707,899
Subordinated Debt Securities	384,557	-	384,557	3,378,758	11,422,006	15,569,878

72

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Credit Risk

Credit risk arises from the possibility of suffering losses due to the breach of contractual obligations of a debtor or counterparty. Credit risk requires the greatest need for capital, including that arising from the risk of individual and sector concentration that represent complementary approaches to intrinsic credit risk.

In this way, the Group uses credit assessment and risk monitoring tools, which allow its management, in an agile and controlled manner, to promote adequate diversification of portfolios, both in individual terms and by economic sector, thus controlling the Group's exposure level to such potential risks.

The credit quality rating of debt securities as of December 31, 2019 is stated below:

Rating	Government Securities				Argentine Central Bank Bills	Private Securities	Total
	Argentine Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills
AAA	310,150	-	-	6,232,989	-	-	6,543,139
AA+	-	-	44,295	-	-	5,310	49,605
AA	-	-	-	-	-	95,913	95,913
AA-	-	-	-	-	-	10,959	10,959
A+	-	-	-	-	-	129,010	129,010
A1+	-	-	-	-	-	469,378	469,378
A-	-	-	-	-	-	35,891	35,891
A3	-	-	-	-	-	75,278	75,278
Baa1	-	-	76,146	-	-	-	76,146
BBB	9,457	-	-	-	-	15,117	24,574
B-	-	-	-	-	-	4,654	4,654
C	-	-	-	-	-	7,668	7,668
No rating	27,150	-	-	-	58,141,095	-	58,168,245
Total	346,757	-	120,441	6,232,989	58,141,095	849,178	65,690,460

73

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The credit quality rating of debt securities as of December 31, 2018 is stated below:

Rating	Government Securities				Argentine Central Bank Bills	Private Securities	Total
	Argentine Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills
AAA	1,473,352	-	-	2,116,944	-	78,658	3,668,954
Aaa	-	-	-	-	-	36,622	36,622
Aaa.ar	-	-	-	-	-	196,475	196,475
AA+	-	-	37,166	-	-	20,875	58,041
AA	-	-	-	-	-	283,224	283,224
AA(arg)	-	-	-	-	-	11,161	11,161
raAA	-	447,942	-	-	-	-	447,942
AA-	-	-	-	-	-	276	276
A+	-	-	-	1,071	-	141,125	142,196
A1.ar	-	-	-	-	-	14,063	14,063
A	-	-	-	70,350	-	3,047	73,397
A(arg)	-	-	-	-	-	29,450	29,450
A-	-	-	-	-	-	41,041	41,041
A3.ar	-	146,997	-	-	-	-	146,997
BBB+	-	-	-	-	-	1,326	1,326
Baa1.ar	-	-	5,073	-	-	9,775	14,848
BBB	11,544	9,110	-	-	-	26,956	47,610
BBB(arg)	-	-	-	-	-	31,173	31,173
BBB-	-	266,229	-	-	-	-	266,229
Baa3.ar	-	113,517	-	-	-	-	113,517
B+	511	-	-	-	-	-	511
B-	-	-	-	-	-	3,098	3,098
CCC(arg)	-	-	-	-	-	209,248	209,248
No rating	-	-	-	-	70,151,772	-	70,151,772
Total	1,485,407	983,795	42,239	2,188,365	70,151,772	1,137,593	75,989,171

The Group provisions the loans according to the type of loan portfolio, carrying out an individual analysis for each customer for those classified as "Commercial Portfolio" or "Portfolio which may be considered equivalent to Consumption", and a mass analysis based on the days of arrears for those customers classified as "Consumption Portfolio". The provisioning criteria followed by the Group can be seen in Note 1.12.

Those credits classified as uncollectible for 7 months are eliminated from the Group's assets, and are recognized in "Off-balance Items".

The credit quality rating for financing granted is detailed in Schedule B.

The breakdown for terms of Loans and Other Financing is detailed in Schedule D.

Changes in the allowances are detailed in Schedule R.

The impact of allowances on income is detailed below (without the allowance on normal situation portfolio), as of the indicated dates.

	12/31/19	12/31/18
Allowances for Consumption Portfolio	8,503,229	5,523,133
Allowances for Commercial Portfolio and equivalents	6,957,455	1,944,788
Total	15,460,684	7,467,921

74

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

In accordance with the provisioning standards adopted by the Group, the loans to the financial sector and the eventual liabilities in normal situations should not generate impairment losses. The allowance on the normal portfolio as of December 31, 2019 and December 31, 2018 amounts to Ps. 6,248,478 and Ps. 4,006,540, respectively.

The application of point 5.5 (impairment loss) of IFRS 9, Expected Credit Loss Model, is temporarily exempted until January 1, 2020 (see Notes 1.1. and 1.12).

Operational Risk

Operational risk management comprises the identification, assessment, follow up, control and mitigation of risk. This is a continuous process carried out all over the Group, fostering a risk management culture across all organization levels, through effective policies and programs directed by the Company's Senior Management.

Identification

First risks and mitigation steps are identified, considering both internal and external factors that may affect the development of the processes. The outcomes of such risks and mitigation efforts are recorded in a risks registry, acting as a central repository of the nature and status of each risk and its controls.

Assessment

Once the risks have been identified, the magnitude is established, in terms of impact, frequency and probability of risk occurrence, taking into account the existing controls. The combination of impact and probability of occurrence determines the level of risk exposure. Finally, the estimated risk levels are compared to the pre-established criteria, considering the balance of potential benefits and adverse results.

Follow up

Follow up processes enable the detection and correction of possible deficiencies in risk policies, processes and procedures.

Risk control and mitigation

Risk control ensures compliance with the Company's internal policies and analyzes the risks and the relevant responses to avoid, accept, reduce or share them, aligning them with the Company's desired level of risk.

IT Risk

The Group manages Information Technology (IT) risk inherent in its products, activities and business processes. In turn, it manages the risks associated with information systems, information technology and security processes. It also includes risks arising from subcontracted activities and services provided by its suppliers.

Reputational Risk

Reputational Risk can stem from the materialization of other risks including: Legal, Compliance, Operational, Technological, Strategic, Market, Liquidity, and Credit risks.

The stakeholders are considered when establishing any type of mitigation measure.

Banco Galicia's reputational risk management function is within the Compliance Management, seeking to obtain a more comprehensive vision, and make immediate decisions to protect the entity's image and reputation through the use of tools that allow monitoring and follow up with the different stakeholders.

75

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Banco Galicia's internal policy are designed to reduce the occurrence of reputational events with negative impact, by defining a governance model with roles and responsibilities and identifying critical scenarios that require management and visibility.

Contacts were established with key business areas, creating a work scheme based on synergy and permanent communication with the aim of spreading the risk culture in the organization.

The Reputational Crisis Committee monitors events that might affect the Bank's reputation. If such an event takes place, all necessary  information is gathered promptly in order to make assertive decisions, formally declare crisis status, if appropriate, and define an action plan to mitigate the crisis. This committee also determines the communication strategy to follow, considering the affected stakeholders. Finally, the Committee takes continued action in accordance with its strategy until the crisis is deactivated.

Strategic Risk

Strategic risk is the risk arising from an inappropriate business strategy, or an adverse change in the forecasts, parameters, objectives and other functions supporting that strategy.

Strategic risk represents the possibility of fluctuations occurring in placements, which may prevent Banco Galicia or its subsidiaries from generating the expected income. This eventual impact on income would be due to the decrease in revenues or the increase in costs, beyond the budgeted amounts.

Assets Laundering Risk

Regarding control and prevention of Assets Laundering and Terrorist Financing Prevention, Banco Galicia complies with the regulations established by the Argentine Central Bank, the Financial Information Unit (Unidad de Información Financiera, or UIF) and Law No. 25,246 and its amendments, which create the UIF within the scope of the National Treasury and Public Finance Ministry, with functional independence. This agency is in charge of the analysis, processing and transmission of the information received, in order to prevent both assets laundering and terrorist financing.

The Bank has implemented measures designed to fight the use of the international financial system by criminal organizations. For this purpose, it has implemented control policies, procedures and structures that are applied with a "risk-based approach", enabling the Bank to monitor operations  according to the individually defined "customer profile", based on the information and documentation related to a customer's economic, equity and financial position, in order to detect transactions that should be considered unusual, which may be reported to the UIF. The framework for the management inherent in this activity is Assets Laundering Prevention (Prevención de Lavado de Activos, PLA) Management, responsible for the implementation of control and prevention procedures, as well as their communication to the rest of the organization, through the writing of the corresponding manuals and the training of all employees. Likewise, the management is periodically reviewed by the Internal Audit.

The Bank has appointed a Director as Compliance Officer, as established by the UIF Resolution 121/11 and amendments, who is responsible for ensuring compliance and implementation of the relevant procedures and obligations.

The Bank contributes to the prevention and mitigation of the risks of these criminal behaviors related to transactions, adopting international regulatory standards.

Cybersecurity Risk

76

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The use of current technologies provides the Bank with a significant tools to streamline and improve the Bank's processes, positively impacting on the Bank's products and services. However, along with the aforementioned benefits, there appear to be risks and/or threats related to these new opportunities offered by digital technologies.

The risk linked to cybersecurity is an inherent issue in the incorporation of these new technologies. For Banco Galicia, among its essential objectives, are risk management and the awareness of all personnel and customers about the considerations in the use of the mentioned technologies. In this regard, it is critical for the organization to thoroughly understand its internal processes, the tools used and the available techniques, in order to reduce the risks related to cybersecurity matters.

NOTE 46. CONTINGENCIES AND COMMITMENTS

a) Tax Aspects

At the date of preparation of these Consolidated Financial Statements, with varying degrees of progress, there are ongoing review and resolution processes filed by provincial and CABA tax authorities, mainly related to issues arising from the application of the turnover tax.

These processes and their eventual effects are subject to permanent monitoring and, although that the Company's believes its tax obligations have been complied with in accordance with current regulations, adequate allowances have been established according to the evolution recorded by each of the processes.

b) Consumer Advocacy Associations

Consumer associations, invoking their representation, have filed claims against Banco Galicia with respect to the collection of certain financial charges.

The Group does not believe the resolution of these disputes will have significant impact on its equity.

c) Penalties applied to the Bank and preliminary proceedings filed by the Argentine Central Bank

The penalties applied and the preliminary proceedings filed by the Argentine Central Bank are detailed in Note 52.

The recorded contingency provisions are detailed below:

	12/31/19	12/31/18
Other contingencies	2,525,957	1,329,142
For commercial lawsuits/legal matters	2,102,244	1,058,636
For labor lawsuits	169,013	96,311
For claims and credit cards	1,097	1,097
For guarantees granted	1,142	1,142
For other contingencies	252,461	171,956
For termination benefits	171,358	86,926
Eventual Commitments	17,332	-
Difference for dollarization of judicial deposits - Communication "A" 4686	44,345	27,949
Administrative, disciplinary and criminal penalties	5,306	5,306
Total	2,764,298	1,449,323

NOTE 47. OFF-BALANCE-SHEET ITEMS

In the normal course of business, in order to meet the financing needs of customers, some transactions are processed which are recorded off-balance sheet. These instruments expose the Group to credit risk, in addition to the financing recognized in the asset. These financial instruments include commitments to extend credit, letters of credit reserve, guarantees granted and acceptances.

77

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The same credit policies are used for agreed credits, guarantees and loan granting. Pending commitments and guarantees do not represent an unusual credit risk.

Agreed Credits

Agreed Credits are commitments to grant loans to a customer at a future date, subject to compliance with certain contractual agreements that, in general, have fixed expiration dates or other termination clauses, and may require payment of a commission.

Commitments are expected to expire without recourse. The total amount of the agreed credits does not necessarily represent future cash requirements. The solvency of each customer is assessed on a case-by-case basis.

Guarantees Granted

The issuer bank commits itself to refund the loss to the beneficiary if the guaranteed debtor breaches their obligation at expiry date.

Documentary export/import credits

Such credits are conditional commitments issued by the Group to guarantee a customer's compliance as regards a third party.

Liabilities for foreign trade operations

Such liabilities are conditional commitments for foreign trade transactions.

The Banks's exposure for the loss of credit in the event of noncompliance by the other party in a financial instrument is represented by the notional contractual amount of the such investments.

The credit exposure for these transactions is detailed below:

	12/31/19	12/31/18
Agreed Credits	20,071,554	14,947,369
Documentary export/import credits	2,596,376	1,080,047
Guarantees Granted	16,133,160	16,292,630
Liabilities for foreign trade operations	1,702,021	234,609

The commissions related to the aforementioned items as of the indicated dates were the following:

	12/31/19	12/31/18
For Agreed Credits	78,763	100,409
For Documentary export/import credits	73,180	57,095
For Guarantees Granted	194,989	71,086

The credit risk for these instruments is essentially the same as that involved in extending credit facilities to customers.

To grant guarantees to our customers, we may require counter-guarantees, classified by type and amounting to:

	12/31/19	12/31/18
Other Preferred Guarantees received	929,660	6,796,492
Other guarantees received	523,786	296,362

78

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Additionally, checks to be debited and to be credited, as well as other elements in the collection process, such as notes, invoices and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.

The risk of loss in these offsetting transactions is not significant.

	12/31/19	12/31/18
Values to be debited	5,370,342	3,448,362
Values to be credited	6,755,857	4,443,878
Values for collection	38,507,579	27,625,864

The Group acts as a trustee under trust agreements to guarantee obligations arising from various contracts between parties; the amounts recorded in trust funds and the securities held in escrow, as of the indicated dates, are as follows:

	12/31/19	12/31/18
Trust Funds	6,963,520	5,868,530
Securities held in escrow	465,282,717	432,046,616

These trusts are not consolidated because the Group does not exercise control over them.

NOTE 48. TRANSFERS OF FINANCIAL ASSETS

All portfolio sales carried out by the Group are without recourse; therefore, they all qualify for the full de-recognition of financial assets.

When this de-recognition takes place, the difference between the book value and the value in the offsetting entry is charged to Income.

NOTE 49. NON-CONTROLLING INTEREST

The following tables provide information on each subsidiary with a non-controlling interest.

The percentages of non-controlling interests on the capital and votes as of the indicated dates are detailed below.

Company	Location	12/31/19	12/31/18
Cobranzas Regionales S.A.	Córdoba - Argentina	17.0000%	17.0000%
Galicia Broker Asesores de Seguros S.A.	CABA - Argentina	0.0056%	0.0056%
Galicia Retiro Compañía de Seguros S.A.	CABA - Argentina	0.0001%	0.0001%
Galicia Seguros S.A.	CABA - Argentina	0.0002%	0.0002%
Ondara S.A.	CABA - Argentina	16.1500%	16.1500%
Naranja Digital Compañía Financiera S.A.U.	CABA - Argentina	17.0000%	-
Tarjeta Naranja S.A.	Córdoba - Argentina	17.0000%	17.0000%
Tarjetas Regionales S.A.	CABA - Argentina	17.0000%	17.0000%

79

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The changes in the Group's non-controlling interests, as of the indicated dates, were the following:

Company	Balance as of 12/31/18	Purchases / Contributions / Sales	Cash dividends	Profit sharing in Income for the year	Balance as of 12/31/19
Cobranzas Regionales S.A.	9,331	-	-	(27,288)	(17,957)
Galicia Broker Asesores de Seguros S.A.	1	-	-	-	1
Galicia Retiro Compañía de Seguros S.A.	1	-	-	-	1
Galicia Seguros S.A.	1	-	-	-	1
Naranja Digital Compañía Financiera S.A.U.	-	-	-	(6,024)	(6,024)
Ondara S.A.	4,730	-	-	370	5,100
Tarjeta Naranja S.A.	1,550,054	-	-	976,986	2,527,040
Tarjetas Regionales S.A.	156,445	102,410	-	14,261	273,116
Total	1,720,563	102,410	-	958,305	2,781,278

Company	Balance as of 12/31/17	Purchases / Contributions / Sales	Cash dividends	Profit sharing in Income for the year	Balance as of 12/31/18
Cobranzas Regionales S.A.	8,160	-	-	1,171	9,331
Galicia Broker Asesores de Seguros S.A.	1	-	-	-	1
Galicia Retiro Compañía de Seguros S.A.	1	-	-	-	1
Galicia Seguros S.A.	1	-	-	-	1
Ondara S.A.	4,470	-	120	140	4,730
Tarjeta Naranja S.A.	1,805,269	(504,833)	(102,000)	351,618	1,550,054
Tarjetas Regionales S.A.	117,294	-	29,970	9,181	156,445
Total	1,935,196	(504,833)	(71,910)	362,110	1,720,563

The summary information of the subsidiaries is included in Note 15.

NOTE 50. TRANSACTIONS WITH RELATED PARTIES

Related parties are all the entities that control another entity, whether directly or indirectly through other entities, are under the same control, or can exert significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operational decisions of other entities, and in turn, obtains benefits from it.

On the other hand, the Group has joint control when there is an agreement between the parties on the control of a common economic activity.

Finally, the Group exerts significant influence where it has the capacity to participate in the decisions of the financial policy and the company's operations. Shareholders with an interest equal to or greater than 20% of the Group's total votes or that of its subsidiaries are considered to exert a significant influence. In determining said situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, the key personnel of the Group's Management (members of the Board of Directors and Managers and their subsidiaries), as well as the entities over which the key personnel can exert significant influence or control are considered related parties.

50.1. Controlling Entity

The Group is controlled by:

80

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Name	Nature	Main Activity	Location	Interest %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Matters	CABA - Argentina	19.71%

Remunerations of Key Personnel

Remunerations received by the Group's key personnel as of December 31, 2019 and December 31, 2018, amount to Ps. 801,744 and Ps. 522,038, respectively.

50.2. Composition of Key Personnel

The composition of key personnel as of the indicated dates is as follows:

	12/31/19	12/31/18
Regular Directors	74	67
General Manager	2	1
Area Managers	10	11
Department Managers	67	70
Total	153	149

50.3. Transactions with Related Parties

The following chart shows the total credit assistance granted by the Group to key personnel, syndics, main shareholders, their relatives up to second degree of consanguinity or first of affinity (according to the Argentine Central Bank's definition of related natural person) and any company related to any of the above whose consolidation is not required.

	12/31/19	12/31/18
Total amount of credit assistance	1,101,736	956,439
Number of addressees (quantities)	283	329
- Natural persons	229	269
- Legal entities	54	60
Average amount of credit assistance	3,893	2,907
Maximum assistance	437,802	362,713

Financing, including restructured financing, was granted in the normal course of business and substantially on the same terms, including interest rates and guarantees, as those opportunely in force for granting credit to unrelated parties. Likewise, they did not imply any risk for uncollectible accounts greater than normal, nor did they present any other unfavorable conditions.

The information about the assistance provided to related parties based on debtor quality, its instrumentation and the preferred guarantees, is stated in Schedule N.

81

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

50.4. Balances between Related Parties

Below are the balances of transactions with related parties as of the indicated dates:

	12/31/19	12/31/18
Assets
Cash and Due from Banks	3,233,759	227,440
Debt Securities at Fair Value through Profit or Loss	44,154	141,610
Other Financial Assets	7,632	43,128
Loans and Other Financing	1,978,576	2,993,131
Other Debt Securities	131,328	131,767
Other Non-financial Assets	2,169	-
Financial Assets Pledged as Collateral	408	-
Total Assets	5,398,026	3,537,076
Liabilities
Deposits	3,934,076	1,205,132
Other Financial Liabilities	549,690	1,021,786
Financing Received from the Argentine Central Bank and other Financial Institutions	673,029	175,857
Debt Securities	175,482	523,372
Liabilities at Fair Value through Profit or Loss	-	540,807
Liabilities from insurance contracts	4,008	43,295
Other Non-financial Liabilities	61,741	26,827
Total Liabilities	5,398,026	3,537,076

	12/31/19	12/31/18
Income
Net Income from Interest	276,900	109,326
Net Fee Income	(721,096)	(1,064,569)
Income from insurance activities	1,435,290	1,152,248
Other Operating Income	(961,315)	(142,675)
Administrative Expenses	121,160	24,520
Other Operating Expenses	5,798	-
Total Income	156,737	78,850

NOTE 51. ACQUISITION OF DEBT-REPRESENTING SECURITIES UNDER ART. 35 BIS OF THE LAW ON FINANCIAL INSTITUTIONS

Banco Finansur S.A.'s operations were temporarily suspended by the Argentine Central Bank from November 9, 2017 until February 9, 2018. On January 12, 2018, Banco Galicia announced its participation in the process established by Art. 35 Bis of the Law on Financial Institutions. In turn, on March 9, 2018, Banco Galicia reported that the Argentine Central Bank had approved the transfer of certain preferential liabilities of Banco Finansur S.A., in exchange for debt-representing securities, through the instrumentation of a Private Financial Trust named Fidensur.

Such Trust has not been consolidated since the Group is not exposed to variable yields (its exposure is limited to the residual value of the fiduciary debt value), nor is it entitled to additional benefits at an annual nominal rate of 28% interest over the debt security residual value, nor does it have the capacity to influence on the increase in these yields.

The Group has fully provisioned the debt-representing securities as of December 31, 2019, while as of December 31, 2018, they were in the "Other Debt Securities" item, valuated at amortized cost for a value of Ps. 74,773.

82

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 52. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

52.1. DEPOSIT INSURANCE SCHEME

The Deposit Insurance System was created through Law No. 24,485 and Executive Order No. 540/95 in order to cover the risk of bank deposits in addition to the privileges and protection system established in the Law on Financial Institutions.

By Executive Order No. 1127/98, the National Executive Branch established the maximum coverage limit of the insurance system including demand or time deposits, either in Argentine pesos and/or foreign currency. As of March 1, 2019, this limit was established at Ps. 1,000.

Deposits made by other financial institutions (including time certificates acquired by secondary trading) are not included in this system, nor deposits made by persons directly or indirectly related to the institution, deposits of securities, acceptances or guarantees, or deposits made at a rate higher than the rate periodically established by the Argentine Central Bank.

The deposits whose ownership has been acquired via endorsement, financial products offering additional incentives to the interest rate, and the fixed balances from deposits and other transactions excluded, are also excluded from this system. This system has been implemented through the creation of a fund denominated "Deposit Insurance Scheme" (Fondo de Garantía de los Depósitos, FGD", administered by Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Argentine Central Bank and the financial institutions in the proportion defined by SEDESA based on the contributions to the aforementioned fund.

For each institution, the monthly contribution to the Fund is 0.015% on the monthly average of all deposits comprised.

52.2 RESTRICTED ASSETS

As of December 31, 2019, there are restrictions to freely available assets as follows:

Banco de Galicia y Buenos Aires S.A.U.

a) Cash at Banks and Government Securities

	12/31/19	12/31/18
For activities in Rosario Forward Market	1,309,372	379,006
For appraisals from repurchase transactions	-	584,631
For debit/credit cards transactions	2,264,694	2,151,565
For attachments	9,410	211
Liquid offsetting entry required to operate as CNV agents	10,754	20,410
For contribution to MAE Joint Guarantee Fund	89,850	260,210
Guarantees of loan lines from the Inter-American Development Bank	-	85,067
Guarantees of the Competitiveness Program for Regional Economies	326,814	165,665
For other transactions	14,921	11,953

b) Escrow accounts

Escrow accounts have been opened in the Argentine Central Bank for operations related to  electronic clearing houses, cancellation checks and other similar operations which as of the indicated dates amounted to:

	12/31/19	12/31/18
Escrow accounts	7,525,500	5,188,169

c) Deposits in favor of the Argentine Central Bank

83

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

	12/31/19	12/31/18
Unavailable deposits due to exchange transactions	533	533

d) Interests in other Companies

The item "Interests in other Companies" includes the amount of 1,222,406 ordinary, registered, non-endorsable, non-transferable shares of Electrigal S.A., whose transfer is subject to the approval of the national authorities, in accordance with the terms of the duly signed concession contract.

e) Contributions to the Risk Fund of Garantizar S.G.R.

The Bank, in its capacity as protector partner in the Risk Fund of Garantizar S.G.R., binds itself to maintain the contributions for a 2-year term.

	12/31/19	12/31/18
Contributions to the Fund	990,000	390,000

Galicia Valores S.A.U.

	12/31/19	12/31/18
Liquid offsetting entry required to operate as CNV agents	16,713	9,568
Guarantees linked to surety bonds	1,000	-

Tarjeta Naranja S.A.

	12/31/19	12/31/18
Attachments arising from judicial cases	2,341	1,803
Guarantees linked to rental contracts	6,764	4,993

Galicia Administradora de Fondos S.A.

	12/31/19	12/31/18
Liquid offsetting entry required to operate as Collective Investment Products Administration Agents of Mutual Funds as required by CNV (*)	10,139	9,095

(*) As of December 31, 2019, it corresponds to 1,480,660 shares of Fima Premium Class "B" Mutual Fund.

The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12/31/19	12/31/18
Total Restricted Assets	12,578,805	9,262,879

84

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

52.3. TRUST ACTIVITIES

a) Guarantee Trust Contracts:

Purpose: In order to ensure compliance with the obligations arising from contracts, the intervening parties have agreed to deliver to the Bank, as trust owners, the sums to be applied, as listed below:

Contract Date	Trustor	Balances of trust funds	Maturity (1)
04/17/12	Exxon Mobil	8,208	04/19/21
09/12/14	Port Workers Cooperative	1,156	09/12/20
04/14/16	Rios Belt	172	12/31/20
05/24/17	MSU	155	07/29/20
	Total	9,691

(1) The sums will be released monthly until the cancellation of the trustors' obligations, or until the expiration date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise trust property of the trusted assets until the cancellation of the Debt Securities and Fiduciary Certificates:

Contract Date	Trust	Balances of trust funds	Maturity (*)
12/06/06	Gas I	102,053	12/31/20
05/14/09	Gas II	6,784,669	12/31/22
02/10/11	Cag S.A.	389	12/31/20
06/08/11	Mila III	12,208	12/31/20
01/09/11	Mila IV	792	12/31/20
09/14/11	Cag S.A. II	607	12/31/20
02/13/14	Mila V	5	12/31/20
06/06/14	Mila VI	5	12/31/20
06/18/14	Red Surcos II	1,356	12/31/20
10/03/14	Mila VII	5	01/20/21
01/13/15	Red Surcos III	767	12/31/20
01/27/15	Mila VIII	5	12/31/20
05/18/15	Mila IX	260	09/15/21
08/24/15	Mila X	5	12/20/21
10/30/15	Mila XI	5	01/15/22
01/14/16	Mila XII	272	11/15/21
02/05/16	Red Surcos IV	870	12/31/20
05/13/16	Mila XIII	387	09/15/22
09/01/16	Mila XIV	387	01/31/23
10/27/16	Mila XV	5,890	03/31/23
01/10/17	Mila XVI	387	06/30/23
02/24/17	Mila XVII	18,758	09/30/23
06/12/17	Mila XVIII	23,559	01/31/24
10/27/17	Mila XIX	47	05/31/24
02/16/18	Mila XX	141	09/30/24
	Totals	6,953,829

(*) The date is estimated, since the effective expiration date will be when all the Trust Assets are distributed.

85

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

c) Activities as Escrow Agent:

The Bank has been designated as Escrow Agent of National Treasury sureties in favor of ENARSA (Energía Argentina S.A.), and assigned in favor of Nación Fideicomisos S.A. as the Trustee of "ENARSA-BARRAGAN" and "ENARSA-BRIGADIER LOPEZ" Financial Trusts.

Such sureties guarantee the payment of all the obligations of the aforementioned Trusts.

The Bank, as Escrow Agent, safeguarded the documentation of the National Treasury sureties and was responsible for managing all legal and notarial aspects in relation to their execution; when the obligation was extinguished, sureties were returned to BICE Fideicomisos S.A. on October 22, 2019.

As of December 31, 2019, balances for such operations amounted to Ps. 408, and they amounted to Ps. 1,304,097 and Ps. 408 as of December 31, 2018.

The transactions detailed above are recorded in Off-balance Sheet Items, Trust fund.

d) Creation of Financial Trusts

As of December 31, 2019 and December 31, 2018, the Group records in its own portfolio, participation certificates and Debt Securities from financial trusts amounting to Ps. 345,411 and Ps. 4,641,339, respectively.

52.4. COMPLIANCE WITH REGULATIONS REQUIRED BY THE NATIONAL SECURITIES COMMISSION

52.4.1.  Agents - Minimum liquid offsetting entry required

In accordance with CNV Resolution No. 622/13, the Bank has been duly registered with said agency in the following categories: Escrow Agent for Collective Investment Products in the Financial Trustors' Registry No. 54, and Settlement and Integral Compensation Agent No. 22 (AlyC and AN - INTEGRAL).

As of December 31, 2019, for the Escrow Agent for Collective Investment Products in the Financial Trustors' Registry, the required Shareholders' Equity amounts to Ps. 22,401, and the minimum required offsetting entry is Ps. 11,200.

For AlyC and AN - INTEGRAL, said requirement amounts to Ps. 22,182, with the minimum required liquid offsetting entry of Ps. 11,091, which the Bank integrated with Treasury Bills linked to dollars (Lelinks), registered in escrow accounts of Caja de Valores (Principal 100100).

Likewise, Galicia Valores S.A.U. has been authorized to act as "Settlement and Compensation Agent and Trading Agent - Own Portfolio" as established in CNV General Resolution No. 622/13. In accordance with the expected requirements, the minimum Shareholders' Equity required to operate in this category amounts to Ps. 22,182 and the minimum offsetting entry amounts to Ps. 11,091.

As of December 31, 2019, the offsetting entry is integrated in a demand account held at Banco Galicia for an amount equal to USD 280 (in thousands).

Galicia Administradora de Fondos S.A., Escrow Agent for Collective Investment Products, Mutual Funds, as of December 31, 2019 had integrated the minimum offsetting entry with 1,480,660 shares of Fima Premium B Mutual Fund.

86

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

52.4.2.  Escrow Agents for Collective Investment Products, Mutual Funds

Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Galicia Administradora de Fondos S.A., as Escrow Agent for Collective Investment Products, Mutual Funds ("depositary company) of mutual funds: "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA AHORRO PESOS", "FIMA RENTA PLUS", "FIMA PREMIUM", "FIMA AHORRO PLUS", "FIMA CAPITAL PLUS", "FIMA ABIERTO PYMES", "FIMA MIX I", "FIMA RENTA DOLARES I" and "FIMA RENTA DOLARES II", hereby states that the total quantity held in escrow as of December 31, 2019 is 11,045,967,403 shares, their cash value being Ps. 80,719,884, which is reflected in the account "Depositors of Securities Held in Escrow". At the closing of previous fiscal year, securities held in escrow amounted to the quantity of 9,623,110,829 shares and their cash value was Ps. 60,431,318.

Next, the equities of the Mutual Funds as of the indicated dates are detailed below:

Mutual Fund	12/31/19	12/31/18
FIMA Acciones	403,081	328,125
FIMA P.B. Acciones	691,359	718,431
FIMA Renta en pesos	234,565	245,333
FIMA Ahorro pesos	2,664,049	9,891,974
FIMA Renta Plus	147,607	145,308
FIMA Premium	68,786,916	29,475,771
FIMA Ahorro Plus	2,731,723	9,967,609
FIMA Capital Plus	113,239	205,069
FIMA Abierto PyMES	584,054	312,788
FIMA Mix I	57,114	6,686
FIMA Renta USD I (*)	1,659,818	7,373,261
FIMA Renta USD II (*)	543,510	1,554,263
FIMA Renta Fija Internacional	2,009,672	193,618
FIMA Acciones Latinoamericanas USD (*)	93,177	13,082
Total	80,719,884	60,431,318

(*) Valued at the reference exchange rate of the US Dollar defined by the Argentine Central Bank, see Note 1.7.(b).

All the transactions detailed above are recorded in Off-balance Sheet Items, Securities held in escrow.

The aforementioned Mutual Funds have not been consolidated, since the Group is not their controlling company, because the depository role does not imply, in this case:

- power over the trust to manage relevant activities;

- exposure or right to variable yields; or

- capacity to influence over the amount of the yields to receive for the implication.

52.4.3. Safeguarding Documentation

In accordance with CNV General Resolution No. 629, the Bank possesses supporting documentation relating to accounting and management operation safeguarded at AdeA (Tax ID. No. 30-68233570-6) Plant III, located in Ruta Provincial 36 km 31.5 N° 6471 (PC 1888) Bosques, Province of Buenos Aires, legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, CABA.

87

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

52.5. ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH

As of December 31, 2019, the balances recorded in the regulatory items are the following:

Item	In Currency			In Securities - Government securities
	Ps.	Thousands of USD	Euros(*)	PS.	Thousands of USD
Checking accounts held in Argentine Central Bank	29,950,825	745,161	28	-	-
Escrow accounts held in Argentine Central Bank	6,680,980	14,100	-	-	-
National Treasury Bonds in Argentine pesos at fixed rate, maturity November 2020	10,615,788	-	-	-	-
Liquidity Bills	14,732,766	-	-	-	-
Sub-account 60 Minimum Cash in Settlement Central Office (Central de Registro y Liquidación, CRYL) of Government Securities and debt instruments issued by Argentine Central Bank	-	-	-	608,000	1,431
Total for Integration of Minimum Cash	61,980,359	759,261	28	608,000	1,431

(*) Stated in thousands of USD.

52.6. PENALTIES APPLIED TO BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND PRELIMINARY PROCEEDINGS FILED BY THE ARGENTINE CENTRAL BANK

Penalties applied to Banco de Galicia y Buenos Aires S.A.U. pending as of December 31, 2019:

UIF Proceedings -Docket 68/09. Penalty Notification date: February 25, 2010. Reason for the penalty: Alleged omission of suspicious transactions reporting in alleged violation to Law No. 25,246. The Bank, a Director and an officer were fined under said proceedings, for the amount of Ps. 4,483. Status of the Case: Room I of the National Court of Appeals for Federal Administrative Disputes partially revoked the penalties, releasing Eduardo A. Fanciulli of responsibility and reducing the fines imposed. The UIF, the Bank and Mr. Enrique M. Garda Olaciregui filed extraordinary federal appeals to the Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación, CSJN). Accounting processing: An allowance of Ps. 5,306 is recorded as of December 31, 2019 and December 31, 2018.

Proceeding No. 1544. Penalty Notification date: November 9, 2018. Reason for the penalty: Alleged infraction to provisions established in Argentine Central Bank Communication "A" 6242, SINAP 1 - 61. The Bank, three Directors and certain responsible officers were fined for the amount of Ps. 1,497. Status of the Case: An appeal to the penalty will be filed before the National Court of Appeals for Federal Administrative Disputes of the Federal Capital, under the terms of Article 42 of Law No. 21,526, amended by Law No. 24,144; Room V was designated to issue judgment.

Subsequent to the closing of these Statements, the Bank was notified by the Argentine Central Bank of the commencement of Proceeding No. 1570, Docket No. 388/128/19 for an alleged breach of point 2.2 of the Amended Text of the Financial Disciplinary Regime. It is being analyzed by the Institution and is not expected to have any significant impact on its equity.

52.7. ISSUANCE OF DEBT SECURITIES

The issuances of Debt securities are detailed in Notes 27 and 28.

52.8. RESTRICTIONS TO DISTRIBUTION OF PROFITS

According to Art. 70 of the General Companies Act, the Company must transfer to Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the capital stock plus the balance of the Capital Adjustment account.

88

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

As regards Banco Galicia, Argentine Central Bank regulations stipulate that 20% of the profits as per the Statement of Income at the end of the year must be allocated to Legal Reserve, plus (or minus) the Adjustments of the previous fiscal years and minus the accumulated loss, if any, at the closing of the previous fiscal year.

This proportion is applied regardless of the Legal Reserve to capital stock ratio. Whenever the Legal Reserve is used to absorb losses, profits may only be distributed again when the Reserve value reaches 20% of the capital stock plus the Capital Adjustment.

In accordance with the conditions established by the Argentine Central Bank, profits may only be distributed to the extent that Income is positive, after deducting the following items from the Retained Earnings, in addition to the Legal Reserve and those items set forth in Bylaws: the difference between the book value and the market value of public sector assets, and/or Argentine Central Bank's debt instruments not valued at market price, the amounts activated by deposit-related judicial causes, and the non-accounted adjustments required by the Argentine Central Bank and the external audit.

In addition, to the Company must comply with the minimum capital technical ratio in order to distribute profits.

This ratio, exclusively for these purposes, will be determined excluding the aforementioned items from Assets and Retained Earnings. Likewise, existing exceptions in requirements, integration and/or minimum capital position will not be computed.

The Argentine Central Bank established that a capital conservation margin must be maintained in addition to the minimum capital requirement, equivalent to 3.5% of risk-weighted assets. Such margin must be exclusively integrated with Tier I, net of deductibles. Income distribution will be limited when the level and composition of the institution's Regulatory Capital puts such distribution within the range of the capital conservation margin.

Likewise, distributions of income may not occur with earnings arising from the application of the IFRS for the first time, on which a special equity Reserve was set up that may only be used for its capitalization, or the absorption of eventual losses of Retained Earnings.

The Argentine Central Bank provided, effective August 30, 2019, that Income distributions may only be made with its previous authorization. In such authorization process, the Superintendency of Financial and Exchange Institutions (Superintendencia de Entidades Financieras y Cambiarias, or SEFyC) will take into account, among other elements, the potential effects of the application of Section 5.5. of IFRS 9, related to impairment loss of financial assets, and the restatement of financial statements due to inflation. (See Note 1).

In Tarjeta Naranja S.A.'s Ordinary and Extraordinary Shareholders' Meeting held on March 16, 2006, a maximum limit for dividends distribution was set at 25% of the realized and liquid earnings of each fiscal year; this restriction will be in force while the Company's Shareholders' Equity is lower than Ps. 300,000.

In the Price Supplement for Class XXXVII Debt securities, Tarjeta Naranja S.A. undertook not to distribute dividends exceeding 50% of net income; and for excesses over certain debt ratios.

In addition to the statements in the previous paragraphs, distributions of positive income may not occur if they arise from the first-time application of the IFRS; they will set up a special equity Reserve that may only be used for its capitalization, or the absorption of negative Retained Earnings.

52.9. CAPITAL MANAGEMENT AND TRANSPARENCY POLICY IN TERMS OF CORPORATE GOVERNANCE

Grupo Financiero Galicia S.A.

89

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Board of Directors

The Board of Directors of the Company is the maximum Management Body of the Company. It is composed of nine Regular Directors and three Alternate Directors who must have the knowledge and skills required to clearly understand their responsibilities and duties within Corporate Governance, and work with the loyalty and diligence of a good businessman.

In accordance with the Bylaws, both Regular and Alternate Directors hold office for up to three years, are partially renewed each year and may be reelected indefinitely .

The Company complies with adequate standards both regarding total number of Directors, and number of independent Directors. Additionally, its Bylaws provide adequate flexibility to adjust the number of Directors for eventual variations in the conditions in which the Company operates, between three and nine Directors.

The Board of Directors, in all relevant aspects, complies with the recommendations of the Code of Corporate Governance included in Schedule IV of Title IV of the National Securities Commission regulations (TN 2013)

Likewise, controls are carried out on the application of corporate governance policies defined by regulations in force, through the Executive Committee, the Audit Committee and the Disclosure Committee. The Committees periodically report to the Board of Directors, who becomes aware of the decisions of each Committee, and relevant matters are recorded in the Minutes of their meetings.

Executive Committee

In July, 2018, the Board of Directors of the Company approved the creation and the Regulations of the Executive Committee. The Executive Committee is composed of five Regular Directors, and its purpose is to contribute to the management of the Company's ordinary and usual business for a more efficient fulfillment of the Company's Board of Directors' mission.

Audit Committee

The Audit Committee, established by Law No. 26,831 on Capital Markets and the CNV Regulations, is composed of three Directors (two of which are independent) and complies with the requirements of the Sarbanes-Oxley Act of the United States of America.

Its responsibility is to provide the Company's Board of Directors with assistance in overseeing the Financial Statements, as well as in controlling the Company and its subsidiaries.

Disclosure Committee

The Disclosure Committee was created in compliance with the recommendations in the Sarbanes-Oxley Act of United States of America, and it is composed of the General Manager, the Administrative-Financial Manager and two supervisors of Administrative-Financial Management.

Some of the Disclosure Committee's duties include: monitoring the Company's internal controls, reviewing the Financial Statements and other information published, and preparing reports for the Board of Directors on the activities carried out by the Committee. The Committee's operations have been gradually adapted to local legislation. The Committee currently performs important administrative and information functions that are used by the Board of Directors and the Audit Committee, thus contributing to the transparency of the information provided to the markets.

Basic Ownership Structure.

90

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The Company is a company whose purpose is exclusively to conduct financial and investment activities as per Art. 31 of the General Companies Act. This means it is a holding company, engaged in managing its shareholdings, equity and resources.

The Bank is the Company's main asset, with the Company holding 100% of the Bank's outstanding capital stock. This Bank, as a banking institution, is subject to certain regulatory restrictions imposed by the Argentine Central Bank. Among them, there is a restriction limiting holding to a maximum 12.5% of the Capital stock, in companies not performing complementary activities.

Therefore, the Company is the direct and indirect holder of those interests performing activities defined as non-complementary.

The Company's structure is reduced, since it is the holding company of a group of financial services. This is why certain organizational aspects which are typical of large operating companies are not applicable to the Group.

Finally, it should be noted that the Company is under the control of another pure holding company, denominated EBA Holding S.A., which possesses the sufficient number of votes to form the corporate will at the shareholders' meetings, although it does not conduct any management activity on behalf of the Group.

Compensation Systems

The Directors' compensation is submitted for consideration at the Ordinary Shareholders' Meeting and, subject to the limits set forth by the Law and Bylaws.

The Audit Committee issues an opinion on the reasonableness of the compensation proposals for the Directors, taking market standards into account.

Business Conduct Policy.

Since its establishment, constant characteristics of the Company have been broad respect for shareholders' rights, reliability and accuracy of the information provided, transparency of policies and decisions, and good judgment in the disclosure of strategic business issues.

Code of Ethics;

The Company has a formally approved Code of Ethics that guides its policies and activities. The Company considers aspects related to business impartiality and conflicts of interests and how the collaborator must act in order to identify a breach of the Code of Ethics.

Banco de Galicia y Buenos Aires S.A.U.

The Board of Directors of Banco Galicia is the highest Management Body of the Company. As of the date of preparation of these Consolidated Financial Statements, it is composed of six Regular Directors and three Alternate Directors who have the knowledge and skills required to clearly understand their responsibilities and duties within Corporate Governance, and work with the loyalty and diligence of a good businessman.

Banco Galicia complies with adequate standards both regarding total number of Directors, and number of independent Directors. Additionally, its Bylaws provide for the adequate flexibility to adjust the number of Directors for eventual variations in the conditions in which the Bank operates.

At the Annual General Shareholders' Meeting, the number of Directors, both independent and non-independent, is determined and such Directors are selected. One of the seven Regular Directors is independent. Likewise, two of the Alternate Directors are independent. The independence concept is defined in CNV and Argentine Central Bank regulations.

91

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

In terms of prevention of conflicts of interest, provisions in the General Companies Act and the Capital Markets Act are applied.

As established in the Bylaws, both Regular and Alternate Directors hold office for up to three years, are partially renewed by thirds (or fraction not less than three) each year, and may be reelected indefinitely.

The Board of Directors meets formally at least once a week, and any time any Director so requires, and is responsible for the general administration of Banco Galicia, making all the necessary decisions for that purpose. The Board of Directors' members, in variable numbers, also make up the Commissions and Committees created, so they remain permanently informed of the course of the Institution's operations and become aware of the decisions made in said bodies, which are recorded in the relevant Minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, whose objective is to communicate the relevant issues and events discussed at the different meetings held between the Board and the Senior Management. The Board of Directors becomes aware of said reports, and this is recorded in the Minutes.

As regards the training and development of Directors, the Bank has established a program, reviewed every nine months, by which they regularly attend courses and seminars of various kinds and topics.

In accordance with the activities carried out by the Bank, legislation in force and corporate strategies, the following committees have been created to achieve effective control of all the activities carried out in the Bank:

⇒ Risk and Capital Allocation Committee.

This Committee in charge of approving and analyzing the allocation of capital, setting up risk policies, and monitoring the Bank's risk.

⇒ High Credits Committee.

This Committee approves and subscribes the ratings and grants of transactions with high-risk customers and groups. Such transactions with high-risk customers and groups include the following: greater than 2.5% of the Bank's individual Regulatory Capital; customers included in Communication "A" 2373 on Credit Rating Gradation or its modifications; public sector customers whose risk level exceeds 0.05% of the Bank's individual Regulatory Capital; credits to financial institutions (local or foreign), and related customers who, when exceeding the mentioned amount of risk, require approval of 2/3 of the Board of Directors.

⇒ Low Credits Committee.

This Committee approves and subscribes the ratings and grants of transactions of medium-risk customers and groups, equivalent to amounts higher than 1% of the Bank's individual Regulatory Capital.

⇒ Asset and Liability Committee (ALCO).

This Committee is responsible for analyzing the collection of resources and placement in different assets, monitoring and controlling liquidity mismatches, interest rates and currencies, and managing such mismatches.

⇒ Systems Committee.

This Committee is responsible for supervising and approving development plans of new systems and their budgets and supervising the budgetary control of developments, approving the general designs of the systems structure, the main processes and the systems implemented, and supervising the quality of the services, within the policies established by the Board of Directors.

92

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

⇒ Audit Committee.

This Committee is responsible for assisting the Board of Directors in exercising the Bank's control duties, including its controlled and investee companies, in order to reasonably ensure the following objectives:

• Effectiveness and efficiency of operations;

• Reliability of the Accounting Information;

• Compliance with the applicable laws and standards; and

• Compliance with the objectives and strategies set by the Board of Directors.

⇒ Money Laundering and Terrorist Financing Prevention and Control Committee (CPLA/FT).

This Committee is the body in charge of planning, coordinating and ensuring compliance with the policies established and approved by the Board of Directors on this matter.

⇒ Disclosure Committee.

This Committee is in charge of promoting compliance with the provisions of the Sarbanes-Oxley Act (2002) of U.S.

⇒ Human Resources and Governance Committee.

The Human Resources and Governance Committee, depending on the nature of the issues to be discussed, is subdivided into the Nominating Committee and the Compensation Committee. Nominating Committee Mission: It is responsible for submitting the succession of the General Manager and Area Managers. At the request of the shareholder, for the selection of new Board of Directors members it can pre-select candidates with a non-binding opinion. Compensation Committee Mission: It is responsible for submitting, analyzing and suggesting the compensation of the Board of Directors, General Manager and Area Managers. It monitors the performance matrix of Department Managers and Area Managers. It is responsible for defining the Organizational Design and approving all the practices set by the People Area.

⇒ Profit and Loss Report Committee.

This Committee is responsible for monitoring management and income, and evaluating the macroeconomic global situation.

⇒ Liquidity Crisis Committee.

This Committee is responsible for assessing liquidity crises, and deciding the actions to be implemented aimed at resolution.

⇒ Strategy and New Businesses Committee.

This Committee is responsible for the analysis of new business.

⇒ Compliance Committee.

This Committee is in charge of promoting respect for Banco Galicia's rules, principles of good conduct and ethical values, and mitigating non-compliance risk, through the definition of policies, the establishment of controls and reports in the best interest of the entity, its employees, shareholders and customers.

⇒ Financial Services User Protection Committee.

This Committee is responsible for reviewing the activities carried out by Banco Galicia's managerial levels involved in the internal process of user protection, in order to properly comply with legal and regulatory standards.

⇒ Information Assets Protection Committee

This Committee is responsible for generating/providing an agile, executive working environment for the definition of strategies/policies and decision-making related to the Bank's information security.

93

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

For this institution, Senior Management includes the General Manager and the Management Areas reporting to the General Manager. Management Areas are detailed below:

  Retail Banking Area Management
  Wholesale Banking Area Management
  Financial Banking Area Management
  Integrated Corporate Services Area Management
  People Area Management
  Risks Area Management
  Planning Area Management
  Customer Experience Area Management

The main duties of the Senior Management include:

- Ensuring that the Bank's activities are consistent with the business strategy, the policies approved by the Board of Directors, and the risks to be assumed.

- Implementing the policies, procedures, processes and controls necessary to manage operations and risks wisely, comply with the strategic objectives set by the Board of Directors and ensure that the Board receives relevant, complete and timely information that allows it to evaluate the management and analyze whether responsibilities assigned are effectively fulfilled.

- Monitoring the Managers of the different areas, in a manner consistent with the policies and procedures established by the Board of Directors, and establishing an effective internal control system.

Basic Ownership Structure

Banco Galicia is controlled by the Company, who holds total control over its shares and votes. In turn, the Bank owns interests as the controlling company of complementary companies, and non-controlling interests in companies whose controlling company is the Bank's own controlling company. From a business point of view, this structure enables the Bank to leverage relevant synergies ensuring its customers' loyalty and additional businesses. All business relationships with these companies, whether permanent or occasional, are carried out at arms' length, both for controlling or non-controlling interests. The Board of Directors of the Company submits to the Meeting's vote the sense of the vote to be cast, as Parent Company, at the Bank's Shareholders' Meeting. The same modality of transparency and information related to its controlled and investees companies is applied at the Bank's Meetings, where their Directors and officers are always present, and the Board of Directors always provides specific information about the activities of the Company.

94

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

Business Conduct Policy and/or Code of Ethics

The Bank has a formally approved Code of Ethics that guides its policies and activities; the Code of Ethics includes information related to business impartiality and conflicts of interests, and how the collaborator must act in order to identify a breach of the Code of Ethics, seeking the intervention of the Conduct Committee.

Information related to practices on Personnel Economic Incentives

The Human Resources and Governance Committee, composed of two Regular Directors, the General Manager and the Organizational Development and Human Resources Area Manager, is in charge of establishing the compensation policy for Banco Galicia's personnel.

Banco Galicia's policy is to manage the integral compensation of its employees based on the equity, meritocracy and fairness principles, within the framework of the legal regulations in force.

Taking into account this policy, aimed at providing an impartial and equitable basis, through the design and implementation of fixed and variable compensation management tools for each employee, based on the magnitude, scope and complexity of the responsibilities of each position, the individual performance in compliance with them, the contribution to income, and their adaptation to market values, in order to:

- Attract and cultivate the loyalty of personnel of the quality required to achieve the business strategy and objectives.

- Be a vehicle of individual motivation.

- Facilitate decentralized management to manage compensations.

- Enable the effective budgetary control of personnel costs.

- Ensure internal equity to monitor and assure external and internal equity in the payment of fixed and variable compensations; the Compensations area uses market surveys issued by specialized consultants in compensation, and makes it available to the Senior Management and the Human Resources Committee, in accordance with the market positioning policies defined by the management for the different levels of the organization.

In order to guide people to obtain achievable outcomes contributing to the overall performance of the Bank/Area, and to increase the motivation for the common achievement of the objectives, differentiating the individual contribution, there are different variable compensations systems at Banco Galicia:

1) Commercial Incentives Scheme, and/or Incentives on Commissions, for commercial areas.

2) Annual Bonus Scheme, for managerial levels, area heads and the rest of the employees not included in the Commercial Incentives Scheme. The Annual Bonus is defined based on individual performance and the Bank's income, and is paid on the first quarter of the following fiscal year. To determine the variable compensation of the Senior Management and Middle Management, the Managerial Management Assessment System is used. It has been designed including both qualitative and quantitative KPIs (Key Performance Indicators). Quantitative KPIs are specifically built considering at least three characteristics.

a) Outcomes

b) Business volume and size.

c) Projection: These are indicators that protect the business towards the future (e.g.: quality, internal and external customer satisfaction, risk coverage, workplace environment, etc.).

The weight or incidence of each of them is annually monitored and adjusted, in accordance with the strategy approved by the Board of Directors.

95

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORMAT Figures stated in thousand Argentine pesos, except as otherwise provided

The interaction of these three characteristics seeks to ensure that results and growth incentives are consistent with the risk thresholds defined by the Board of Directors. On the other hand, there is no deferred payment of Variable Compensation subject to the occurrence of future or long-term events, considering that the business environment in the Argentine financial market is characterized by being basically transactional, with lending and borrowing operations with very short maturity terms.

Annual budget and management control is carried out, in general, monthly, and if in detail, quarterly, and contains different risk indicators including the relationship between compensation and assumed risks. The sole instrument used for payment of variable compensation is payment in cash. There are no share-based instruments. Every change in the policy is sent to the Human Resources and Governance Committee, for its consideration.

NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES

The Group operates in a volatile economic context, evidenced by a significant devaluation of currency, an accumulated inflation of 53.8% to December 2019; and a 2.5% fall in GDP to September in annual terms. The significant devaluation of the Argentine peso as of August accelerated the dollarization of investment portfolios and the outflow of deposits in dollars from the financial system (consequently generating a fall in Argentine Central Bank reserves), and an increase in the reference interest rate.

Faced with this circumstance, the Argentine Government and the Argentine Central Bank have established certain measures; among them, the following: limits for the acquisition of foreign currency for savings by natural persons; prior Argentine Central Bank authorization to make up external assets for companies, and to pay debts to foreign related companies; establishment of specific deadlines to declare and settle exports, deferral of payment of certain public debt instruments and price control on fuels. The new administration has modified some of the above measures. A 30% tax was imposed on the acquisition of foreign currency; an increase in the tax rate for exports of agricultural products; an increase in the tax rate on personal property; the suspension of increases in rates of public services for a period of 180 days; double workers' compensation for dismissals for a period of 180 days, and total or partial exemption of contributions to all small and medium enterprises, in addition to a moratorium with a new plan for paying off debts.

This context continues on the date of issuance of these Financial Statements. The Group's key personnel permanently monitors the evolution of the variables that affect their business, to define their course of action and identify the potential impacts on their financial position. These Financial Statements must be read taking into account the circumstances described above.

96

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A - DETAIL OF PUBLIC AND PRIVATE SECURITIES

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Holding			Position
	Fair value level	Book Balance		No Options	Options	Final
		12/31/19	12/31/18
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		65,690,460	75,989,171	66,003,993	-	66,003,993
Local		65,690,460	75,989,171	66,003,993	-	66,003,993
Government Securities		6,700,187	4,699,806	7,013,720	-	7,013,720
Argentine Government Bonds	Level 1	337,891	1,466,270	668,827	-	668,827
Argentine Government Bonds	Level 2	-	-	-	-	-
Argentine Government Bonds	Level 3	8,866	19,137	8,866	-	8,866
Provincial Government Bonds	Level 1	-	538,591	-	-	-
Provincial Government Bonds	Level 2	-	-	-	-	-
Provincial Government Bonds	Level 3	-	445,204	-	-	-
City of Buenos Aires Bonds	Level 1	120,441	37,166	120,441	-	120,441
City of Buenos Aires Bonds	Level 2	-	-	-	-	-
City of Buenos Aires Bonds	Level 3	-	5,073	-	-	-
Treasury Bills	Level 1	1,049,425	910,317	-	-	-
Treasury Bills	Level 2	-	1,278,048	-	-	-
Treasury Bills	Level 3	5,183,564	-	6,215,586	-	6,215,586
Argentine Central Bank Bills		58,141,095	70,151,772	58,141,095	-	58,141,095
Lebacs	Level 1	-	54,008	-	-	-
Liquidity Bills	Level 2	58,141,095	70,097,764	58,141,095	-	58,141,095
Corporate Securities		849,178	1,137,593	849,178	-	849,178
Debt securities	Level 1	614,317	270,470	614,317	-	614,317
Debt securities	Level 2	-	-	-	-	-
Debt Securities	Level 3	140,773	418,728	140,773	-	140,773
Debt Securities from financial trusts	Level 1	50,000	38,285	50,000	-	50,000
Debt Securities from financial trusts	Level 2	-	-	-	-	-
Debt Securities from financial trusts	Level 3	44,088	63,559	44,088	-	44,088
Fiduciary Participation Certificates	Level 1	-	-	-	-	-
Fiduciary Participation Certificates	Level 2	-	36,270	-	-	-
Fiduciary Participation Certificates	Level 3	-	310,281	-	-	-

97

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A - DETAIL OF PUBLIC AND PRIVATE SECURITIES (continued)

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Holding			Position
	Fair value level	Book Balance		No Options	Options	Final
		12/31/19	12/31/18
OTHER DEBT SECURITIES		19,045,411	14,489,766	19,045,411	-	19,045,411
Measurement at Fair Value through OCI		15,916,306	9,129,045	15,916,306	-	15,916,306
Local		15,916,306	9,129,045	15,916,306	-	15,916,306
Government Securities		15,916,306	9,129,045	15,916,306	-	15,916,306
Argentine Government Bonds	Level 1	15,845,886	9,074,420	15,845,886	-	15,845,886
City of Buenos Aires Bonds	Level 1	70,420	54,625	70,420	-	70,420
Measurement at Amortized Cost		3,129,105	5,360,721	3,129,105	-	3,129,105
Local		3,129,105	5,358,890	3,129,105	-	3,129,105
Government Securities		2,336,588	222,588	2,336,588	-	2,336,588
Argentine Government Bonds		1,440	3,255	1,440	-	1,440
Treasury Bills		2,335,148	219,333	2,335,148	-	2,335,148
Argentine Central Bank Bills		-	-	-	-	-
Lebacs		-	-		-
Corporate Securities		792,517	5,136,302	792,517	-	792,517
Debt Securities		427,675	485,923	427,675	-	427,675
Debt Securities from financial trusts		508,481	4,710,353	508,481	-	508,481
Other		13,629	-	13,629	-	13,629
Allowances for Uncollectible Accounts Risk (*)		(157,268)	(59,974)	(157,268)	-	(157,268)
From abroad		-	1,831	-	-	-
Government Securities		-	1,831	-	-	-
Treasury Bills		-	1,831	-	-	-
INVESTMENTS IN EQUITY INSTRUMENTS		2,497,466	161,054	2,497,466	-	2,497,466
Measured at Fair Value through Profit or Loss		2,497,466	161,054	2,497,466	-	2,497,466
Local		2,455,303	132,839	2,455,303	-	2,455,303
Shares	Level 1	125,198	2,030	125,198	-	125,198
Shares	Level 3	2,330,105	130,809	2,330,105	-	2,330,105
From abroad		42,163	28,215	42,163	-	42,163
Shares	Level 1	36,805	24,765	36,805	-	36,805
Shares	Level 3	5,358	3,450	5,358	-	5,358

(*) It includes the allowance relevant to the normal portfolio (Communication "A" 2729, as amended and complemented). (See Schedule R)

98

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B - CLASSIFICATION OF LOANS AND OTHER FINANCING, AS PER SITUATION AND GUARANTEES RECEIVED

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	12/31/19	12/31/18
COMMERCIAL PORTFOLIO
In normal situation	181,842,808	146,830,040
With Preferred Guarantees and Counter-guarantees "A"	1,900,091	7,695,607
With Preferred Guarantees and Counter-guarantees "B"	13,016,751	7,905,793
Without Preferred Guarantees or Counter-guarantees	166,925,966	131,228,640
With Special Follow-up - In observation	404,508	1,796,907
With Preferred Guarantees and Counter-guarantees "B"	324,899	8,000
Without Preferred Guarantees or Counter-guarantees	79,609	1,788,907
With problems	-	467,228
With Preferred Guarantees and Counter-guarantees "B"	-	439,072
Without Preferred Guarantees or Counter-guarantees	-	28,156
With High Insolvency Risk	2,682,021	201,322
With Preferred Guarantees and Counter-guarantees "B"	759,369	29,047
Without Preferred Guarantees or Counter-guarantees	1,922,652	172,275
Uncollectible	2,472,004	299
With Preferred Guarantees and Counter-guarantees "A"	43,689	-
With Preferred Guarantees and Counter-guarantees "B"	166,337	-
Without Preferred Guarantees or Counter-guarantees	2,261,978	299
TOTAL COMMERCIAL PORTFOLIO	187,401,341	149,295,796

99

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B - CLASSIFICATION OF LOANS AND OTHER FINANCING, AS PER SITUATION AND GUARANTEES RECEIVED (continued)

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	12/31/19	12/31/18
CONSUMPTION AND HOUSING PORTFOLIO
Normal compliance	221,259,364	174,682,592
With Preferred Guarantees and Counter-guarantees "A"	166,064	242,856
With Preferred Guarantees and Counter-guarantees "B"	18,075,462	14,207,918
Without Preferred Guarantees or Counter-guarantees	203,017,838	160,231,818
Low Risk	6,509,508	5,672,926
With Preferred Guarantees and Counter-guarantees "A"	15,262	12,629
With Preferred Guarantees and Counter-guarantees "B"	209,305	152,754
Without Preferred Guarantees or Counter-guarantees	6,284,941	5,507,543
Medium Risk	4,215,825	4,231,590
With Preferred Guarantees and Counter-guarantees "A"	7,404	2,265
With Preferred Guarantees and Counter-guarantees "B"	162,521	108,582
Without Preferred Guarantees or Counter-guarantees	4,045,900	4,120,743
High Risk	6,440,071	4,310,993
With Preferred Guarantees and Counter-guarantees "A"	-	11,616
With Preferred Guarantees and Counter-guarantees "B"	174,667	49,860
Without Preferred Guarantees or Counter-guarantees	6,265,404	4,249,517
Uncollectible	5,209,980	1,158,610
With Preferred Guarantees and Counter-guarantees "A"	11,932	9,916
With Preferred Guarantees and Counter-guarantees "B"	119,688	64,262
Without Preferred Guarantees or Counter-guarantees	5,078,360	1,084,432
Uncollectible due to Technical Reasons	904	6,797
Without Preferred Guarantees or Counter-guarantees	904	6,797
TOTAL CONSUMPTION AND HOUSING PORTFOLIO	243,635,652	190,063,508
GRAND TOTAL (1)	431,036,993	339,359,304

(1) Reconciliation between Schedule B and the Statement of Financial Position:

	12/31/19	12/31/18
Loans and Other Financing	362,865,288	286,952,492
Other Debt Securities	19,045,411	14,489,766
Agreed Credits and Guarantees Granted accounted off-balance sheet	40,503,111	32,554,655
Plus Allowances for Uncollectible Accounts	21,694,914	11,474,461
Plus adjustments to the IFRS-based accounting framework, not computable for the Statement of Debtor's Financial Position	6,572,922	4,239,608
Minus others not computable for the Statement of Debtor's Financial Position	(3,728,347)	(1,222,633)
Minus Government securities measured at Fair Value through OCI	(15,916,306)	(9,129,045)
Total	431,036,993	339,359,304

100

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Number of Customers	FINANCING
	12/31/19		12/31/18
	Debt Balance	% on total portfolio	Debt Balance	% on total portfolio
10 largest customers	44,020,866	10	38,508,659	11
next 50 largest customers	65,756,034	15	52,229,882	15
next 100 largest customers	30,972,704	7	22,627,832	7
Rest of Customers	290,287,389	68	225,992,931	67
TOTAL(1)	431,036,993	100	339,359,304	100

(1) Reconciliation between Schedule C and the Statement of Financial Position:

	12/31/19	12/31/18
Loans and Other Financing	362,865,288	286,952,492
Other Debt Securities	19,045,411	14,489,766
Agreed Credits and Guarantees Granted accounted off-balance sheet	40,503,111	32,554,655
Plus Allowances for Uncollectible Accounts	21,694,914	11,474,461
Plus adjustments to the IFRS-based accounting framework, not computable for the Statement of Debtor's Financial Position	6,572,922	4,239,608
Minus others not computable for the Statement of Debtor's Financial Position	(3,728,347)	(1,222,633)
Minus Government Securities measured at fair value through OCI	(15,916,306)	(9,129,045)
Total	431,036,993	339,359,304

101

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D - BREAKDOWN PER TERMS OF LOANS AND OTHER FINANCING

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019

Figures stated in thousand Argentine pesos, except as otherwise provided

The following chart shows the fall of future contractual flows, including interest and secondary items to accrue until expiration of the contracts.

Item	Past-due Loan Portfolio	Terms until maturity						Total
		1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 months
Non-financial Public Sector	-	769,997	-	-	-	-	-	769,997
Financial Sector	-	5,548,063	2,591,417	1,139,878	2,554,012	2,742,300	771,816	15,347,486
Non-financial Private Sector and Residents Abroad	18,845,456	171,455,652	70,939,228	73,747,954	65,993,752	85,782,245	55,109,528	541,873,815
TOTAL	18,845,456	177,773,712	73,530,645	74,887,832	68,547,764	88,524,545	55,881,344	557,991,298

102

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F - CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Transfers	Depreciation					Residual value as of
						Accumulated	Transfers	De-recognition	For the year	At closing	12/31/19	12/31/18
Measurement at Cost
Real Property	7,963,783	50	131,454	(74,653)	36,857	(765,882)	-	65,841	(158,392)	(858,433)	7,199,008	7,197,901
Furniture and facilities	1,038,054	10	104,617	(55,433)	351,634	(371,436)	-	53,909	(158,126)	(475,653)	963,219	666,618
Machines and Equipment	3,189,815	3 and 5	959,421	(62,314)	104,931	(1,487,646)	-	61,701	(722,024)	(2,147,969)	2,043,884	1,702,169
Vehicles	55,926	5	41,737	(9,867)	-	(19,043)	-	7,442	(13,961)	(25,562)	62,234	36,883
Right of use of Real Property.	-	-	3,173,252	-	-	-	-	-	(663,110)	(663,110)	2,510,142	-
Furniture acquired through Finance Leases	7,956	5	-	-	-	(7,956)	-	-	-	(7,956)	-	-
Sundry	594,384	5 and 10	107,517	(2,025)	(83,944)	(191,635)	-	58	(97,122)	(288,699)	327,233	402,749
Works in progress	878,695	-	512,980	(208)	(409,478)	-	-	-	-	-	981,989	878,695
Total	13,728,613		5,030,978	(204,500)	-	(2,843,598)	-	188,951	(1,812,735)	(4,467,382)	14,087,709	10,885,015

103

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F - CHANGES IN PROPERTY, PLANT AND EQUIPMENT (continued)

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Transfers	Depreciation					Residual value as of
						Accumulated	Transfers	De-recognition	For the year	At closing	12/31/18	12/31/17
Measurement at Cost
Real Property	7,862,752	50	118,771	(37,053)	19,313	(647,738)	-	30,013	(148,157)	(765,882)	7,197,901	7,215,014
Furniture and facilities	612,714	10	210,027	(44,073)	259,386	(279,351)	(35,788)	42,651	(98,948)	(371,436)	666,618	333,363
Machines and Equipment	2,599,211	3 and 5	719,843	(95,566)	(33,673)	(1,134,515)	35,788	93,672	(482,591)	(1,487,646)	1,702,169	1,464,696
Vehicles	36,947	5	24,561	(5,749)	167	(13,651)	(95)	3,141	(8,438)	(19,043)	36,883	23,296
Furniture acquired through Finance leases	8,123	5	-	-	(167)	(8,051)	95	-	-	(7,956)	-	72
Sundry	383,232	5 and 10	103,918	(4,276)	111,510	(108,458)	-	645	(83,822)	(191,635)	402,749	274,774
Works in progress	479,183	-	765,847	(27,821)	(338,514)	-	-	-	-	-	878,695	479,183
Total	11,982,162		1,942,967	(214,538)	18,022	(2,191,764)	-	170,122	(821,956)	(2,843,598)	10,885,015	9,790,398

104

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F - CHANGES IN INVESTMENT PROPERTIES

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

The movements of Investment Properties recorded under item "Other Non-financial Assets" are detailed below:

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Transfers	Depreciation				Residual value as of
						Accumulated	De-recognition	For the year	At closing	12/31/19	12/31/18
Measurement at Cost
Rented Real Property	165,390	50	-	(1,787)	-	(8,408)	1,878	(3,279)	(9,809)	153,794	156,982
Total	165,390		-	(1,787)	-	(8,408)	1,878	(3,279)	(9,809)	153,794	156,982

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Transfers	Depreciation				Residual value as of
						Accumulated	De-recognition	For the year	At closing	12/31/18	12/31/17
Measurement at Cost
Rented Real Property	165,108	50	-	-	282	(5,142)	-	(3,266)	(8,408)	156,982	159,966
Total	165,108		-	-	282	(5,142)	-	(3,266)	(8,408)	156,982	159,966

105

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G - CHANGES IN INTANGIBLE ASSETS

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Amortization					Residual value as of
					Accumulated	De-recognition	For the year	Transfers	At closing	12/31/19	12/31/18
Measurement at Cost
Licenses	1,858,049	5	1,579,733	(205,361)	(769,686)	170,829	(463,991)	-	(1,062,848)	2,169,573	1,088,363
Intangible assets acquired through Finance leases	26,352	5	-	(26,352)	(26,352)	26,352	-	-	-	-	-
Other Intangible Assets	3,709,813	5	2,085,797	(1,807,008)	(1,054,453)	683,212	(280,820)	-	(652,061)	3,336,541	2,655,360
Total	5,594,214		3,665,530	(2,038,721)	(1,850,491)	880,393	(744,811)	-	(1,714,909)	5,506,114	3,743,723

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Amortization					Residual value as of
					Accumulated	De-recognition	For the year	Transfers	At closing	12/31/18	12/31/17
Measurement at Cost
Licenses	1,109,037	5	948,626	(199,614)	(656,551)	174,759	(287,894)	-	(769,686)	1,088,363	452,488
Intangible assets acquired through Finance leases	26,352	5	-	-	(25,753)	-	(599)	-	(26,352)	-	599
Other Intangible Assets	1,438,457	5	2,272,262	(906)	(985,683)	906	(69,676)	-	(1,054,453)	2,655,360	452,774
Total	2,573,846		3,220,888	(200,520)	(1,667,987)	175,665	(358,169)	-	(1,850,491)	3,743,723	905,861

106

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H - CONCENTRATION OF DEPOSIT ACCOUNTS

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Number of Customers	DEPOSIT ACCOUNTS
	12/31/19		12/31/18
	Debt Balance	% on total portfolio	Debt Balance	% on total portfolio
10 largest customers	27,901,731	7	26,929,214	7
next 50 largest customers	33,953,316	9	21,892,330	6
next 100 largest customers	18,400,829	4	15,684,961	4
Rest of Customers	313,649,634	80	295,590,770	83
TOTAL	393,905,510	100	360,097,275	100

107

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE I - BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019

Figures stated in thousand Argentine pesos, except as otherwise provided

The following chart shows the fall of future contractual flows, including interest and secondary items to accrue until expiration of the contracts, undiscounted.

Item	Terms until Maturity						Total
	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 months
Deposit Accounts (1)	358,461,867	36,630,070	5,122,033	2,184,736	23,413	53,993	402,476,112
Non-financial Public Sector	1,642,786	313,363	-	-	-	-	1,956,149
Financial Sector	450,934	-	-	-	-	-	450,934
Non-financial Private Sector and Residents Abroad	356,368,147	36,316,707	5,122,033	2,184,736	23,413	53,993	400,069,029
Liabilities at Fair Value through Profit or Loss	1,422,157	-	-	-	-	-	1,422,157
Derivative Financial Instruments	881,099	-	-	-	-	-	881,099
Repurchase Transactions	-	-	-	-	-	-	-
Other Financial Liabilities	71,226,543	14,266	11,853	28,766	49,396	64,802	71,395,626
Financing Received from the Argentine Central Bank and other Financial Institutions	3,997,848	6,440,202	4,385,899	4,504,237	3,297,047	2,907,032	25,532,265
Debt Securities	3,118,083	5,344,144	13,240,531	4,176,371	5,682,640	6,289,406	37,851,175
Subordinated Debt Securities	607,968	-	-	607,968	1,215,935	21,022,988	23,454,859
TOTAL	439,715,565	48,428,682	22,760,316	11,502,078	10,268,431	30,338,221	563,013,293

(1) Maturities as of the first month include:

- Checking Accounts Ps. 64,981,553.

- Savings Accounts Ps. 180,314,499.

- Time Deposits Ps. 110,225,705.

- Other Deposits Ps. 2,939,696.

- Interest to accrue Ps. 414.

108

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE J - CHANGES IN PROVISIONS

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Balances at the beginning of the year	Increases	Decreases		Balances as of 12/31/19	Balances as of 12/31/18
			Reversals of allowances for loan losses	Charge offs
FROM LIABILITIES
For administrative, disciplinary and criminal penalties	5,306	22	-	(22)	5,306	5,306
Provisions for termination benefits	86,926	97,648	-	(13,216)	171,358	86,926
Other	1,357,091	1,437,593	(50,318)	(156,732)	2,587,634	1,357,091
TOTAL PROVISIONS	1,449,323	1,535,263	(50,318)	(169,970)	2,764,298	1,449,323

109

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE K - COMPOSITION OF THE CAPITAL STOCK

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Shares				Capital stock
Class	Quantity	Nominal value per share (*)	Votes per Share	Issued		Pending issuance or distribution	Allocated	Paid-in	Not Paid-in
				Outstanding	Portfolio shares
Class "A"	281,221,650	1	5	281,222	-	-	-	281,222	-
Class "B"	1,145,542,947	1	1	1,145,543	-	-	-	1,145,543	-
Total	1,426,764,597			1,426,765	-	-	-	1,426,765	-

(*) Nominal value per share stated in Argentine pesos.

110

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L - BALANCES IN FOREIGN CURRENCY

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Headquarters and branches in the country	12/31/19	12/31/19				12/31/18
			US Dollar	Euro	Real	Other
ASSETS
Cash and Due from Banks	91,065,989	91,065,989	88,580,639	2,285,329	1,134	198,887	95,156,786
Debt Securities at Fair Value through Profit or Loss	5,562,978	5,562,978	5,562,978	-	-	-	1,459,314
Derivative Financial Instruments	-		-	-	-	-	-
Other Financial Assets	509,807	509,807	509,807	-	-	-	696,796
Loans and Other Financing	94,703,196	94,703,196	94,675,714	26,730	-	752	95,270,654
Argentine Central Bank	-	-	-	-	-	-	-
Other Financial Institutions	1,634,122	1,634,122	1,634,122	-	-	-	1,019,533
To the non-financial Private Sector and Residents Abroad	93,069,074	93,069,074	93,041,592	26,730	-	752	94,251,121
Other Debt Securities	5,312,818	5,312,818	5,312,818	-	-	-	4,338,728
Financial Assets Pledged as Collateral	2,597,410	2,597,410	2,597,410	-	-	-	3,350,460
Investments in Equity Instruments	42,163	42,163	36,805	5,358	-	-	28,215
Assets from Insurance Contracts	-	-	-	-	-	-	2,695
Other Non-financial Assets	14,145	14,145	14,145	-	-	-	23,313
TOTAL ASSETS	199,808,506	199,808,506	197,290,316	2,317,417	1,134	199,639	200,326,961

111

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L - BALANCES IN FOREIGN CURRENCY (continued)

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Headquarters and branches in the country	12/31/19	12/31/19				12/31/18
			US Dollar	Euro	Real	Other
LIABILITIES
Deposits	143,367,596	143,367,596	143,367,596	-	-	-	162,667,559
Non-financial Public Sector	77,758	77,758	77,758	-	-	-	6,225,968
Financial Sector	13,890	13,890	13,890	-	-	-	9,866
Non-financial Private Sector and Residents Abroad	143,275,948	143,275,948	143,275,948	-	-	-	156,431,725
Liabilities at Fair Value through Profit or Loss	372,732	372,732	372,732	-	-	-	115,761
Derivative Financial Instruments	2,203	2,203	2,203	-	-	-	21,173
Repurchase Transactions	-	-	-	-	-	-	1,894,876
Other Financial Liabilities	12,902,325	12,902,325	12,602,546	272,381	-	27,398	8,003,308
Financing Received from the Argentine Central Bank and other Financial Institutions	17,991,249	17,991,249	17,917,356	73,893	-	-	13,814,564
Debt Securities	6,169,620	6,169,620	6,169,620	-	-	-	3,850,692
Subordinated Debt Securities	15,499,212	15,499,212	15,499,212	-	-	-	9,767,874
Liabilities from insurance contracts	2,457	2,457	2,457	-	-	-	2,967
Other Non-financial Liabilities	479,633	479,633	479,633	-	-	-	283,327
TOTAL LIABILITIES	196,787,027	196,787,027	196,413,355	346,274	-	27,398	200,422,101

112

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE N - ASSISTANCE TO RELATED ENTITIES

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

	Normal	With Special Follow-up/Low Risk	With Problems/Medium Risk		With High Insolvency Risk/High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
			Not past due	Past due	Not past due	Past due			12/31/19	12/31/18
Loans and Other Financing	629,788	-	-	-	-	-	-	-	629,788	624,172
- Advances	42,222	-	-	-	-	-	-	-	42,222	367,390
With Preferred Guarantees and Counter-guarantees "A"	-	-	-	-	-	-	-	-	-	-
With Preferred Guarantees and Counter-guarantees "B"	-	-	-	-	-	-	-	-	-	-
Without Preferred Guarantees or Counter-guarantees	42,222	-	-	-	-	-	-	-	42,222	367,390
- Overdrafts	384,503	-	-	-	-	-	-	-	384,503	65,702
With Preferred Guarantees and Counter-guarantees "A"	-	-	-	-	-	-	-	-	-	-
With Preferred Guarantees and Counter-guarantees "B"	-	-	-	-	-	-	-	-	-	-
Without Preferred Guarantees or Counter-guarantees	384,503	-	-	-	-	-	-	-	384,503	65,702
- Mortgage loans and Pledge loans	35,185	-	-	-	-	-	-	-	35,185	34,616
With Preferred Guarantees and Counter-guarantees "A"	-	-	-	-	-	-	-	-	-	-
With Preferred Guarantees and Counter-guarantees "B"	25,004	-	-	-	-	-	-	-	25,004	30,847
Without Preferred Guarantees or Counter-guarantees	10,181	-	-	-	-	-	-	-	10,181	3,769
- Personal Loans	1,288	-	-	-	-	-	-	-	1,288	2,050
With Preferred Guarantees and Counter-guarantees "A"	-	-	-	-	-	-	-	-	-	-
With Preferred Guarantees and Counter-guarantees "B"	-	-	-	-	-	-	-	-	-	-
Without Preferred Guarantees or Counter-guarantees	1,288	-	-	-	-	-	-	-	1,288	2,050
- Cards	149,919	-	-	-	-	-	-	-	149,919	146,205
With Preferred Guarantees and Counter-guarantees "A"	-	-	-	-	-	-	-	-	-	-
With Preferred Guarantees and Counter-guarantees "B"	-	-	-	-	-	-	-	-	-	-
Without Preferred Guarantees or Counter-guarantees	149,919	-	-	-	-	-	-	-	149,919	146,205
- Other	16,671	-	-	-	-	-	-	-	16,671	8,211
With Preferred Guarantees and Counter-guarantees "A"	-	-	-	-	-	-	-	-	-	-
With Preferred Guarantees and Counter-guarantees "B"	633	-	-	-	-	-	-	-	633	2,946
Without Preferred Guarantees or Counter-guarantees	16,038	-	-	-	-	-	-	-	16,038	5,265
Debt Securities	97,192	-	-	-	-	-	-	-	97,192	97,057
Investments in Equity Instruments	201,815	-	-	-	-	-	-	-	201,815	72,015
Eventual Commitments	172,941	-	-	-	-	-	-	-	172,941	163,195
TOTAL	1,101,736	-	-	-	-	-	-	-	1,101,736	956,439
ALLOWANCES	7,270	-	-	-	-	-	-	-	7,270	7,212

113

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SCHEDULE O - DERIVATIVE FINANCIAL INSTRUMENTS

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted average term originally agreed	Residual Weighted average term	Weighted average term to Settle Differences	Amount (*)
Forwards in foreign currency
OTC- Purchases	Brokerage-Own account	Foreign currency	Daily difference	MAE	3	1	1	590,805
OTC- Sales	Brokerage-Own account	Foreign currency	Daily difference	MAE	2	1	1	466,425
ROFEX - Purchases	Brokerage-Own account	Foreign currency	Daily difference	ROFEX	4	2	1	17,616,303
ROFEX - Sales	Brokerage-Own account	Foreign currency	Daily difference	ROFEX	6	3	1	12,186,427
Forwards with customers
Purchases	Brokerage-Own account	Foreign currency	At maturity of differences	OTC - Country residents - Non-financial sector	4	3	133	9,939,003
Sales	Brokerage-Own account	Foreign currency	At maturity of differences	OTC - Country residents - Non-financial sector	3	2	90	15,469,476
Repurchase transactions
Forward Sales	Brokerage-Own account	Argentine Government Securities	With Delivery of Underlying Asset	MAE	-	-	-	29,968,733
Swaps with customers
Swaps of Fixed Interest Rate for Variable Rate	Brokerage-Own account	Other	Other	MAE	27	4	1	360,242

(*) It corresponds to notional amount.

114

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SCHEDULE P - CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Amortized Cost	Fair value through OCI	Fair value through profit or loss	Fair value hierarchy
			Mandatory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	130,819,165	-	-	-	-	-
Cash	52,728,463	-	-	-	-	-
Financial Institutions and Correspondents	78,090,702	-	-	-	-	-
Debt Securities at fair value through profit or loss	-	-	65,690,460	2,172,074	58,141,095	5,377,291
Derivative Financial Instruments	-	-	1,398,539	-	1,398,539	-
Repurchase transactions	30,075,478	-	-	-	-	-
Argentine Central Bank	30,075,478	-	-	-	-	-
Other Financial Institutions	-	-	-	-	-	-
Other Financial Assets	3,218,073	-	5,024,505	4,987,105	37,400	-
Loans and Other Financing	362,865,288	-	-	-	-
Non-financial Public Sector	6,829	-	-	-	-	-
Argentine Central Bank	22,374	-	-	-	-	-
Other Financial Institutions	10,687,560	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	352,148,525	-	-	-	-	-
Advances	15,892,268	-	-	-	-	-
Overdrafts	75,080,343	-	-	-	-	-
Mortgage Loans	15,052,635	-	-	-	-	-
Pledge Loans	3,208,665	-	-	-	-	-
Personal Loans	27,645,893	-	-	-	-	-
Credit Cards	149,459,966	-	-	-	-	-
Finance leases	2,181,990	-	-	-	-	-
Other	63,626,765	-	-	-	-	-
Other Debt Securities	3,129,105	15,916,306	-	15,916,306	-	-
Financial Assets Pledged as Collateral	9,814,894	-	1,735,692	703,669	-	1,032,023
Investments in Equity Instruments	-	-	2,497,466	162,003	-	2,335,463
TOTAL FINANCIAL ASSETS	539,922,003	15,916,306	76,346,662	23,941,157	59,577,034	8,744,777

115

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P - CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (continued)

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Amortized Cost	Fair value through OCI	Fair value through profit or loss	Fair value hierarchy
			Mandatory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	393,905,510	-	-	-	-	-
Non-financial Public Sector	1,933,141	-	-	-	-	-
Financial Sector	450,934	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	391,521,435	-	-	-	-	-
Checking Accounts	66,169,034	-	-	-	-	-
Savings Accounts	177,300,220	-	-	-	-	-
Time deposits and term investments	140,539,356	-	-	-	-	-
Other	7,512,825	-	-	-	-	-
Liabilities at Fair Value through Profit or Loss	-	-	1,422,157	1,422,157	-	-
Derivative Financial Instruments	-	-	881,099	-	881,099	-
Repurchase transactions	-	-	-	-	-	-
Argentine Central Bank	-	-	-	-	-	-
Other Financial Institutions	-	-	-	-	-	-
Other Financial Liabilities	71,362,718	-	-	-	-	-
Financing Received from the Argentine Central Bank and other Financial Institutions	22,723,687	-	-	-	-	-
Debt Securities	29,240,851	-	-	-	-	-
Subordinated Debt Securities	15,499,212	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	532,731,978	-	2,303,256	1,422,157	881,099	-

116

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q - BREAKDOWN OF INCOME

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Net Financial Income/(Expense)	OCI
For measuring Financial Assets at fair value through profit or loss	55,985,111	291,439
Government Securities	49,643,599	276,128
Income from Corporate Securities	5,235,870	-
Income from Derivative Financial Instruments	1,121,513	-
Forward transactions	1,121,513	-
Income from Other Financial Assets	(15,871)	15,311
For measuring Financial Liabilities at fair value through profit or loss	(87,217)	-
Income from Derivative Financial Instruments	(87,217)	-
Repurchase Transactions	-	-
Interest rate swaps	(87,217)	-
Total as of 12/31/19	55,897,894	291,439

Items	Net Financial Income/(Expense)	OCI
For measuring Financial Assets at fair value through profit or loss	15,182,658	(74,640)
Government Securities	12,226,990	(74,640)
Income from Corporate Securities	1,245,125	-
Income from Derivative Financial Instruments	1,710,521	-
Forward Transactions	1,710,521	-
Income from Other Financial Assets	22	-
For measuring Financial Liabilities at fair value through profit or loss	(129,305)	-
Income from Derivative Financial Instruments	(129,305)	-
Repurchase Transactions	(25,223)	-
Interest Rate Swaps	(104,082)	-
Total as of 12/31/18	15,053,353	(74,640)

117

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q - BREAKDOWN OF INCOME (continued)
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM
Figures stated in thousand Argentine pesos, except as otherwise provided

Interest and Adjustments for applying the effective interest rate of financial assets at amortized cost	12/31/19	12/31/18
Interest Income
From Cash and Due from Banks	6,713	660
For Corporate Securities	308,053	302,726
For Government Securities	3,931,215	1,285,346
For Loans and Other Financing	97,207,049	63,488,683
Non-financial Public Sector	-	255
Financial Sector	2,652,548	1,786,578
Non-financial Private Sector	94,554,501	61,701,850
Advances	10,345,698	8,398,748
Mortgage Loans	10,662,643	5,195,098
Pledge Loans	588,411	344,272
Personal Loans	9,998,793	10,004,138
Credit Cards	38,664,399	24,511,426
Finance leases	451,111	503,021
Other	23,843,446	12,745,147
For Repurchase transactions	6,336,618	607,114
Argentine Central Bank and Other Financial Institutions	6,336,618	607,114
Total	107,789,648	65,684,529

Interest Expenses	12/31/19	12/31/18
For Deposits	61,460,514	28,064,129
Non-financial Private Sector	61,460,514	28,064,129
Savings Accounts	5,166	4,307
Time deposits and term investments	54,143,166	24,435,828
Other	7,312,182	3,623,994
For Financing received from the Argentine Central Bank and other Financial Institutions	1,984,755	952,892
For Repurchase transactions	542,233	174,405
Other Financial Institutions	542,233	174,405
For Other financial liabilities	1,086,929	1,507,097
For Debt Securities	11,465,688	7,050,907
For Subordinated Debt Securities	1,010,877	611,064
Total	77,550,996	38,360,494

Fee Income	12/31/19	12/31/18
Fee related to credit cards	13,006,023	13,542,889
Fee related to insurance	1,074,463	617,020
Fee related to obligations	7,483,120	4,494,874
Fee related to credits	3,626,490	532,334
Fee related to loan commitments and financial guarantees	284,495	175,720
Fee related to securities	1,174,191	866,237
Fee for collections management	417,275	27,525
Fee for foreign and exchange transactions	1,279,494	852,506
Total	28,345,551	21,109,105

Fee-related Expenses	12/31/19	12/31/18
Fee related to transactions with securities	399,587	47,969
Fee related to credit cards	2,947,694	2,170,266
Other	2,531,182	572,283
Total	5,878,463	2,790,518

118

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE R - CORRECTION OF VALUE FOR LOSSES - ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RISK

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Balances at the beginning of the year	Increases	Decreases		Balances as of 12/31/19	Balances as of 12/31/18
			Reversals of allowances for loan losses	Charge offs
Other Financial Assets	3,480	2,785,265	-	-	2,788,745	3,480
Loans and Other Financing	11,414,487	16,664,078	-	6,540,919	21,537,646	11,414,487
Other Financial Institutions (*)	70,029	37,964	-	-	107,993	70,029
Advances	394,859	2,043,741	-	395,401	2,043,199	394,859
Mortgage Loans	83,939	343,255	-	25,269	401,925	83,939
Pledge Loans	10,911	7,086	-	9,332	8,665	10,911
Personal Loans	842,725	1,423,148	-	1,204,144	1,061,729	842,725
Credit Cards	5,140,390	6,837,412	-	3,965,043	8,012,759	5,140,390
Finance leases (*)	5,338	40,394	-	2,076	43,656	5,338
Other (*) (**)	4,866,296	5,931,078	-	939,654	9,857,720	4,866,296
Private Securities (*)	59,974	111,045	13,751	-	157,268	59,974
TOTAL ALLOWANCES	11,477,941	19,560,388	13,751	6,540,919	24,483,659	11,477,941

(*) It includes the allowance relevant to the normal portfolio (Communication "A" 2729, as amended and complemented).

(**) It includes other Loans and Other Financing

119

GRUPO FINANCIERO GALICIA S.A.

PROPOSED DISTRIBUTION OF PROFITS

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Distributable Income (1)	79,087,350
Legal Reserve	-
Distributable Balance	79,087,350
Distributed Income	41,557,118
To Optional Reserve for developing new businesses and supporting investees	37,557,118
To Optional Reserve for Future Distribution of Profits (2)	4,000,000
Appropriated Retained Earnings	37,530,232

(1) It includes Retained Earnings, plus Optional Reserve, minus purchase of minority interest.

(2) It is proposed to delegate to the Board of Directors the power to use up to a maximum of Ps. 4,000,000 from said Reserve to pay dividends, provided an at least equal amount in cash has been received as a dividend from subsidiary Banco de Galicia y Buenos Aires S.A.U.

120

GRUPO FINANCIERO GALICIA S.A. SUMMARY OF ACTIVITY AS OF DECEMBER 31, 2019
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

The objectives of the Company include establishing itself as a leading company for the provision of financial services and, simultaneously, to continue to consolidate Banco Galicia's position as one of the leading companies in Argentina. The Company also seeks to complement its operations and businesses through investing in in present or future companies and undertakings, whose objectives are related to financial activity in the modern economy.

Net Income for the year attributable to the Company's owners represented profit amounting to Ps. 41,557,118. This income has been primarily generated as a consequence of the valuation of interests in subsidiaries.

The Ordinary and Extraordinary Shareholders' Meeting of the Company held on April 25, 2019, in accordance with current regulations, established the following allocation for Retained Earnings as of December 31, 2018:

To Cash dividends	2,000,000
To Special Reserve for first application of IFRSs	2,827,741
To Optional Reserve for Future Income Distributions	12,427,034

EQUITY STRUCTURE - MAIN ITEMS OF CONSOLIDATED BALANCE SHEET

Items	12/31/19	12/31/18	12/31/17	01/01/17
Assets
Cash and Due from Banks	130,819,165	143,309,428	58,955,287	65,766,446
Debt Securities at Fair Value through Profit or Loss	65,690,460	75,989,171	28,952,979	15,640,125
Derivative Financial Instruments	1,398,539	1,785,640	525,362	124,521
Repurchase transactions	30,075,478	2,068,076	9,676,101	-
Other Financial Assets	8,242,578	8,990,443	7,000,496	3,607,250
Loans and Other Financing	362,865,288	286,952,492	192,801,946	133,918,776
Other Debt Securities	19,045,411	14,489,766	2,729,876	1,611,401
Financial Assets Pledged as Collateral	11,550,586	10,817,492	6,330,557	5,478,854
Current Income Tax Assets	40,503	2,510,384	189,238	130,538
Investments in Equity Instruments	2,497,466	161,054	75,806	101,563
Investments in Subsidiaries, Associates and Joint Ventures	-	-	-	155,656
Property, Plant and Equipment and Intangible Assets	14,087,709	10,885,015	9,790,398	8,532,328
Intangible Assets	5,506,114	3,743,723	905,861	830,327
Deferred Income Tax Assets	7,237,080	867,139	624,345	621,066
Assets from Insurance Contracts	1,181,512	953,620	671,664	521,230
Other Assets	3,848,430	1,318,628	2,194,125	1,727,911
Non-current Assets Held for Sale	38,715	404,106	5,885,054	5,926,083
Total Assets	664,125,034	565,246,177	327,309,095	244,694,075

121

GRUPO FINANCIERO GALICIA S.A. SUMMARY OF ACTIVITY AS OF DECEMBER 31, 2019
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Liabilities	12/31/19	12/31/18	12/31/17	01/01/17
Deposits	393,905,510	360,097,275	200,728,891	150,377,065
Liabilities at Fair Value through Profit or Loss	1,422,157	2,144,664	-	-
Derivative Financial Instruments	881,099	1,835,789	573,218	157,599
Repurchase Transactions	-	1,948,559	1,131,127	1,644,714
Other Financial Liabilities	71,362,718	63,235,042	37,488,925	31,299,292
Financing Received from the Argentine Central Bank and other Financial Institutions	22,723,687	19,446,028	7,869,048	6,896,316
Debt Securities	29,240,851	29,983,653	13,735,029	11,857,717
Current Income Tax Liabilities	10,327,869	5,873,075	2,523,025	1,812,424
Subordinated Debt Securities	15,499,212	9,767,874	4,828,018	4,065,255
Provisions	2,764,298	1,449,323	607,455	384,876
Deferred Income Tax Liabilities	58,596	385,721	743,204	966,403
Liabilities from Insurance Contracts	1,468,635	1,103,220	809,809	626,393
Other Non-financial Liabilities	17,053,881	11,377,079	13,115,065	9,990,957
Total Liabilities	566,708,513	508,647,302	284,152,814	220,079,011
Shareholders' Equity Attributable to Parent Company's Owners	94,635,243	54,878,312	41,221,085	23,163,181
Shareholders' Equity Attributable to Non-controlling Interests	2,781,278	1,720,563	1,935,196	1,451,883
Total Shareholders' Equity	97,416,521	56,598,875	43,156,281	24,615,064

INCOME STRUCTURE - MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF INCOME

Items	12/31/19	12/31/18	12/31/17
Net Income from Interest	30,238,652	27,324,035	19,440,500
Net Fee Income	22,467,088	18,318,587	15,185,536
Other Financial Income	63,564,649	18,368,095	7,111,195
Other Operating Income	16,044,343	7,394,207	3,788,026
Income from insurance activities	3,057,429	2,386,329	2,054,553
Loan and other receivables loss provisions	(20,339,667)	(10,326,630)	(4,604,058)
Net Operating Income	115,032,494	63,464,623	42,975,752
Personnel Expenses	(20,228,138)	(14,001,751)	(10,680,052)
Administrative Expenses	(19,936,118)	(14,457,117)	(9,785,940)
Depreciation and Impairment of Assets	(2,562,645)	(1,185,729)	(784,753)
Other Operating Expenses	(21,280,687)	(12,611,558)	(8,144,958)
Operating Income	51,024,906	21,208,468	13,580,049
Share of profit from Associates and Joint Ventures	-	-	197,395
Income before Taxes from continuing Operations	51,024,906	21,208,468	13,777,444
Income Tax from continuing Operations	(8,509,483)	(6,471,218)	(4,335,394)
Net Income from Continuing Operations	42,515,423	14,737,250	9,442,050
Income from Discontinued Operations	-	74,776	-
Income Tax on Discontinued Operations	-	(22,882)	(185,362)
Net Income for the year	42,515,423	14,789,144	9,256,688
Other Comprehensive Income	199,813	(74,640)	(266,903)
Total Comprehensive Net income	42,715,236	14,714,504	8,989,785
Net Income for the year attributable to parent company's owners	41,756,931	14,352,394	8,364,008
Net Income for the year attributable to non-controlling interests	958,305	362,110	625,777

STRUCTURE OF CONSOLIDATED CASH FLOWS

Items	12/31/19	12/31/18	12/31/17
Total from Operating Activities	(49,431,593)	95,741,712	(1,142,575)
Total from Investment Activities	(1,907,831)	(4,820,437)	(2,032,585)
Total from Financing Activities	(9,469,770)	9,991,375	10,174,265
Inflation Effect	66,940,395	35,565,579	4,428,812
	6,131,201	136,478,229	11,427,917

122

GRUPO FINANCIERO GALICIA S.A. SUMMARY OF ACTIVITY AS OF DECEMBER 31, 2019
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

RATIOS

LIQUIDITY

Since the consolidated items come primarily from the Bank, the individual liquidity ratio of the Bank is detailed below:

Items	12/31/19	12/31/18	12/31/17
Liquid Assets (*) as % of Transactional Deposits	92.38	89.70	68.61
Liquid Assets (*) as % of Total Deposits	57.66	59.32	45.65

(*) Liquid Assets include: cash and due from banks, government securities, call money and overnight placements, repurchase transactions and escrow accounts.

SOLVENCY

Items	12/31/19	12/31/18	12/31/17
Solvency	16.70	10.79	14.51

FIXED CAPITAL

Items	12/31/19	12/31/18	12/31/17
Fixed Capital (*)	2.95	2.59	3.27

(*) Investments in Associates and Joint Ventures, plus Property, Plant and Equipment, plus Intangible Assets, over Total Assets.

PROFITABILITY

Items	12/31/19	12/31/18	12/31/17
Return on Average Assets (*)	6.47	3.37	3.49
Return on Average Shareholders' Equity (*)	56.38	30.53	30.19

(*) Annualized.

INTERESTS IN OTHER CONTROLLED COMPANIES

BANCO DE GALICIA Y BUENOS AIRES S.A.U.

Founded in 1905, the Bank is one of the largest private-sector banks in the Argentine financial system, leading the provision of financial services all over the country.

As a universal bank, with varied distribution channels, the Bank offers a wide range of financial services to its customers, both individuals and companies, and operates one of the most extensive and diversified distribution networks in the Argentine private financial sector with 326 branches.

As of December 31, 2019, the Bank recorded a total comprehensive income of Ps. 35,442,325, Ps. 23,971,562 higher than the a total comprehensive income recorded for the previous fiscal year, which amounted to Ps. 11,470,763, representing an increase of 209%. The greater income compared to the fourth quarter of 2018 was mainly due to the increase in Net Operating Income of Ps. 45,856,168, which was attenuated by the growth in: (i) Administrative Expenses plus Personnel Expenses, amounting to Ps. 11,039,015, and (ii) Other Operating Expenses for Ps. 7,701,763.

Net operating income for the 2019 fiscal year amounted to Ps. 91,769,862 million, representing a 100% increase over the Ps. 45,913,694 million recorded in the previous fiscal year. The positive evolution was due to greater Net Income from: (i) Financial Income, for Ps. 43,587,269 (253%), and (ii) Other Operating Income, for Ps. 6,970,481 (122%). Charges for Uncollectible Accounts amounted to Ps. 16,072,842, 147% higher than the figure recorded in the previous fiscal year, mainly due to the evolution of credits in arrears related to individual customers' portfolio and higher regulatory charges on the normal portfolio as a result of the credits volume increase. Administrative Expenses plus Personnel Expenses totaled Ps. 29,137,351, representing a 61% growth.

123

GRUPO FINANCIERO GALICIA S.A. SUMMARY OF ACTIVITY AS OF DECEMBER 31, 2019
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Total financing to the private sector reached Ps. 369,471,507, representing growth of 28% in the last 12 months, and total deposits amounted to Ps. 397,839,586, representing a 10% increase as compared to the previous fiscal year. As of December 31, 2019, the Bank's estimated market share of loans to the private sector was 11.57%, and its estimated market share of deposits from the private sector was 9.92%, while as of December 31, 2018, these were 10.51% and 11.08%, respectively.

TARJETAS REGIONALES S.A.

Tarjetas Regionales S.A. was incorporated on September 23, 1997. Its corporate purpose is to conduct financial and investment activities, and its main activity is to hold investments in issuers of non-banking credit cards and companies that provide complementary services thereto.

Tarjetas Regionales S.A. is currently the majority shareholder of Naranja Digital Compañía Financiera S.A.U., the main credit card issuer in Argentina and the leading brand in the interior of the country. In 2019, as a result of ongoing development, Naranja Digital Compañía Financiera S.A.U. launched Naranja X, a technological company created with the vision of becoming an operating system for individuals, aimed at providing them with a solution for financial and non-financial matters.

As of December 31, 2019, Tarjetas Regionales S.A. recorded earnings for Ps. 5,637 million, 165% higher than in the previous fiscal year. Net operating income amounted to Ps. 19,378 million, increasing 34% as compared to the 2018 fiscal year, while Fee Income increased by 12%. The Loan and other receivables loss provisions totaled Ps. 4,331 million, 13% higher than the Ps. 3,816 million recorded in the previous fiscal year.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company engaged in life, retirement and equity insurance, in addition to insurance brokerage. The Company's interest held in Sudamericana Holding S.A. amounts to 87.50%. The Bank is the owner of the remaining 12.50% of the capital stock.

Investment in the insurance business is another aspect of the general plan of the Company to consolidate its position as a leading provider of financial services.

Joint production of the insurance companies controlled by Sudamericana Holding S.A., which provide coverage in Life, Retirement and Equity Insurance, amounted to Ps. 4,749,727 for fiscal year 2019. As of December 31, 2019, such companies had approximately 3.2 million policies/certificates in force in the whole insurance business in which they operate.

As to commercial management, in a more challenging context for the industry due to the macroeconomic situation, Sudamericana Holding S.A. has maintained its objective of increasing company sales and diversifying the product portfolio by offering new products. As a result of this effort, the volume of cumulative premiums in fiscal year 2019 exceeded by 31.33% the previous fiscal year volume.

GALICIA ADMINISTRADORA DE FONDOS S.A.

Since 1958, Galicia Administradora de Fondos has been managing FIMA mutual funds, distributed by Banco Galicia through its multiple channels (branch network, Galicia Online Banking and Investments Center, among others). The company has a team of asset management professionals who manage the FIMA family of funds, designed to satisfy the requirements of individual, business, and institutional investors.

The Company owns 100% of Galicia Administradora de Fondos S.A.'s shares.

124

GRUPO FINANCIERO GALICIA S.A. SUMMARY OF ACTIVITY AS OF DECEMBER 31, 2019
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

The equity of the respective mutual funds is diversified in different assets, in accordance with its investment object (for example, Government and private securities, shares, time deposits, among others).

The total equity managed increased by 35% against the previous closing, reaching a volume under management of Ps. 81,750 million and a market share of 9.6% as of December 31, 2019.

GALICIA WARRANTS S.A.

The shareholders of Galicia Warrants S.A. are (i) the Company, as holder of 87.5% of its shares and (ii)the Bank, as holder of 12.5% of its shares.

Galicia Warrants S.A. is currently rebalancing its business lines. To do this, it is analyzing the principal trends of its products.

IGAM LLC

IGAM LLC was created on July 3, 2019, as a holding company of securities agents, headquartered in Delaware, United States.

The Company is the owner of 100% of the IGAM LLC shares.

IGAM LLC is the holder of 100% of the shares of Galicia Valores S.A.U. and Nargelon S.A., the latter of which is incorporated in Montevideo, Uruguay.

PERSPECTIVES

Argentina's Financial Program for 2020 has not been completed yet. Access to debt market has not recovered yet and, at the same time, the new Government has announced its intention to refrain from requesting the draw of the remaining financing authorized under the Stand-By Agreement executed with the International Monetary Fund (IMF). The new Government is developing a debt restructuring proposal, although the details of the scheme to be submitted to creditors is still unknown.

As regards the foreign exchange market, the current controls will give rise to a relatively stable context. After the depreciation that occurred in 2019, the price of the U.S. dollar is likely to tend to decrease throughout 2020, as long as the Central Bank allows the Argentine peso quotation to increase at a rate below local inflation.

With respect to monetary policy, 2019 was mostly characterized by a great interest rate increase for the purpose of containing the devaluation of the Argentine peso. Nevertheless, the monetary policy became more relaxed by the end of the year. This is likely to continue in 2020, with interest rate cuts and moderate issuance of Argentine pesos.

On the fiscal front, the Solidarity and Productive Reactivation Act (Ley de Solidaridad y Reactivación Productiva, passed at the end of 2019) set forth an increase of export taxes and the personal property tax rate, in addition to eliminating some changes planned for 2020, which would have had a negative impact on revenue if it had been implemented (for example, reduction of the highest income tax rate). Moreover, the application of the pension hike formula was cancelled and it will need to be reviewed by midyear. All these changes would support tax revenue and reduce non-discretionary public expenditure to a moderate level, resulting in a positive impact on the primary fiscal income. However, discretionary adjustments could countervail completely the effect of increased revenue, leaving the primary income at similar levels as reported in 2019.

125

GRUPO FINANCIERO GALICIA S.A. SUMMARY OF ACTIVITY AS OF DECEMBER 31, 2019
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Within the above-referenced scheme, the Group will further its objective of strengthening its leadership position in the market. The quality of its products and services provided to current and future customers will continue to be the central focus, in addition to continuing the process of improving operational efficiency as a key factor in generating value for customers and shareholders.

The Group's business growth takes place within the framework of sustainable management; therefore, it will continue to seek new opportunities for value creation aimed at the common good and environmental care.

Autonomous City of Buenos Aires, February 20, 2020.

126

GRUPO FINANCIERO GALICIA S.A.
INDEPENDENT AUDITOR'S REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 430 - 25th floor

Autonomous City of Buenos Aires

Report on the Financial Statements

We have performed an audit of the accompanying consolidated financial statements of Grupo Financiero Galicia S.A. (hereinafter the "Entity") and its controlled companies, which include the Consolidated Statement of Financial Position as of December 31, 2019, and the related Consolidated Statement of Income and Other Comprehensive Income, Consolidated Statement of Changes in Shareholders' Equity and Consolidated Statement of Cash Flows for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The balances and other information for fiscal year 2018 are an integral part of the financial statements audited mentioned above and, therefore, should be considered in connection with those financial statements.

Board of Directors' Responsibility

The Entity's board of directors is responsible for the preparation and presentation of the consolidated financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.). In addition, the board of directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Auditors' Responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). Those standards require that we comply with the ethical requirements, as well as we plan and perform the audit in order to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit entails performing procedures to obtain judgmental evidence regarding the amounts and other information disclosed in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatements in the consolidated financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control relevant for the Entity's preparation and fair presentation of the consolidated financial statements in order to design adequate audit procedures, based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control. An audit also includes an assessment on the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Entity's Board of Directors and the presentation of the consolidated financial statements as a whole.

We consider that the judgmental evidence we have obtained provides enough and adequate basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, Grupo Financiero Galicia S.A.'s and its controlled companies' consolidated financial position as of December 31, 2019, its consolidated comprehensive income, consolidated changes in shareholders' equity and consolidated cash flows for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank.

Emphasis of matter

Without changing our opinion, as mentioned in Note 1.1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In such note, the Entity has identified the effect on the financial statements derived from the different valuation and disclosure criteria.

Paragraph on Other Issues

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GRUPO FINANCIERO GALICIA S.A.

Without changing our opinion, we draw attention to the fact that these consolidated financial statements have been prepared in accordance with Argentine Central Bank's accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because Argentine Central Bank's accounting framework does not contemplate applying section 5.5 "Impairment" of IFRS 9 "Financial Instruments" and International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" and that the valuation of equity investments disclosed in Note 22 which are measured at fair value estimated by the Entity, contain an adjustment required by the Argentine Central Bank . The Entity has quantified the effect of applying International Accounting Standards No. 29 "Financial Reporting in Hyperinflationary Economies" and section 5.5 "Impairment" of IFRS 9 "Financial Instruments" in Notes 1.2 and 1.12 to these consolidated financial statements. For the sake of an accurate interpretation, these consolidated financial statements should be read considering such circumstances.

Report on the Compliance with Regulations in force

As required by the regulations in force, we report that:

a) The consolidated financial statements of Grupo Financiero Galicia S.A. as of December 31, 2019 have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, they are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission.

b) The separate financial statements of Grupo Financiero Galicia S.A. arise from accounting records kept, in all formal aspects, in compliance with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the Argentine National Securities Commission.

c) We have read the Informative Review, on which, insofar as concerns our field of competence, we have no observations to make.

d) As of December 31, 2019, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which arise from the Entity's accounting records, amounted to $167,948.46, which was not yet due at that date.

e) As required by Title IV, Section I, Chapter I, Article 2 of the Argentine National Securities Commission's regulations, we report that:

e.1)	Grupo Financiero Galicia S.A.'s corporate purpose is exclusively related to financial and investment activities.

e.2)

The equity investment in Banco de Galicia y Buenos Aires S.A.U. and Tarjetas Regionales S.A., the second one subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué "A" 2989, and complementary), represents 95.93% of Grupo Financiero Galicia S.A.'s assets, being the Entity's main asset.

e.3)	96.03% of Grupo Financiero Galicia S.A.'s income stems from the share of profit (loss) of the entities mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. has a 100% equity interest in Banco de Galicia y Buenos Aires S.A.U. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

f) As required by Title II, Section VI, Chapter III, Article 21, Subsection b) of the Argentine National Securities Commission's regulation, we report that the total fees billed to the Entity for auditing and audit related services in the fiscal year ended December 31, 2019, represents:

f.1)	100% of total fees billed to the Entity for services in that fiscal year.

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f.2)	11% of total fees billed to the Entity and its controlling, controlled and related companies for auditing and audit related services in that fiscal year.

f.3)	11% of total fees billed to the Entity and its controlling, controlled and related companies for services in that fiscal year.

g) We have read the information included in Note 52.4  to the consolidated financial statements as of December 31, 2019 regarding the requirements established by the National Securities Commission about the Minimum Shareholders' Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make.

h) We have applied the anti-money laundering and anti-terrorist financing procedures for Grupo Financiero Galicia S.A. set forth in the corresponding professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 20, 2020.

PRICE WATERHOUSE & CO. S.R.L

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GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

	Notes	12/31/19	12/31/18
Assets
Cash and Due from Banks	5	95,982	6,904
Cash		10	19
Financial Institutions and Correspondents		95,972	6,885
Other, local and foreign financial institutions		95,972	6,885
Debt Securities at Fair Value through Profit or Loss (Schedule A)	4	-	19,394
Other Financial Assets	6	3,751	11,326
Loans and Other Financing	7	726,515	849,061
To the non-financial Private Sector and Residents Abroad		726,515	849,061
Investments in Subsidiaries, Associates and Joint Ventures	8	94,190,296	54,471,742
Property, Plant and Equipment (Schedule F)	9	5,428	1,588
Deferred Income Tax Assets	10	73,626	4,030
Other Non-financial Assets	11	279,588	662
Total Assets		95,375,186	55,364,707
Liabilities
Current Income Tax Liabilities	13	13,079	47,060
Other Non-financial Liabilities	14	307,557	20,028
Total Liabilities		320,636	67,088
Shareholders' equity
Capital stock	15	1,426,765	1,426,765
Paid-in Capital		10,951,132	10,951,132
Capital Adjustments		278,131	278,131
Profit Reserves		40,698,952	25,444,177
Retained Earnings		-	2,827,741
Other Comprehensive Income		142,452	(57,361)
Income for the year		41,557,118	14,427,034
Total Shareholders' Equity		95,054,550	55,297,619

The accompanying Notes and Schedules are an integral part of these Separate Financial Statements.

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GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF INCOME

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

	Notes	12/31/19	12/31/18
Interest Income		6,597	435
Interest Expenses		-	-
Net Income from Interest	16	6,597	435
Net Income from Financial Instruments measured at Fair Value through Profit or Loss	16	82,506	155,712
Exchange rate differences on gold and foreign currency	17	149,394	42,750
Other Operating Income	18	22,819	9,937
Net Operating Income		261,316	208,834
Personnel Expenses	19	(8,136)	(4,435)
Administrative Expenses	20	(150,933)	(112,901)
Depreciation and Impairment of Assets	21	(280)	(239)
Other Operating Expenses	22	(13,743)	(6,765)
Operating Income		88,224	84,494
Share of profit from Associates and Joint Ventures		41,455,215	14,394,844
Income before Taxes from continuing Operations		41,543,439	14,479,338
Income Tax from continuing Operations	23	13,679	(53,121)
Net Income from Continuing Operations		41,557,118	14,426,217
Income from Discontinued Operations		-	1,806
Income Tax on Discontinued Operations	23	-	(989)
Net Income for the year		41,557,118	14,427,034

	Notes	12/31/19	12/31/18
Earnings per Share
Net earnings attributable to Parent Company's Shareholders	25	41,557,118	14,427,034
Plus: Dilutive effects inherent in potential Ordinary Shares		-	-
Net earnings attributable to Parent Company's Shareholders adjusted by dilution effects		41,557,118	14,427,034
Weighted Average of Ordinary Shares Outstanding in the year		-	-
Plus: Weighted Average of the number of Additional Ordinary shares with dilutive effects		-	-
Diluted Weighted Average of ordinary shares outstanding for the year		1,426,765	1,426,765
Basic Earnings per Share		29.13	10.11
Diluted Earnings per Share		29.13	10.11

The accompanying Notes and Schedules are an integral part of these Separate Financial Statements.

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GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

	Notes	12/31/19	12/31/18
Net Income for the year		41,557,118	14,427,034
Items of Other Comprehensive Income that may be reclassified to income for the year		-	-
Income of the year from the inclusion of Other Comprehensive Income from subsidiaries		199,813	(74,640)
Total Other Comprehensive Income that may be reclassified to income for the year		199,813	(74,640)
Total Other Comprehensive Income		199,813	(74,640)
Total Comprehensive Income		41,756,931	14,352,394

The accompanying Notes and Schedules are an integral part of these Separate Financial Statements.

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GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Changes	Notes	Capital stock	Paid-in Capital	Equity Adjustments	Other Comprehensive Income	Reserves from profits		Retained Earnings		Total Shareholders' Equity
		Outstanding	Share premium		Other	Legal	Other	First-time IFRS	Income
Balances as of 12/31/18		1,426,765	10,951,132	278,131	(57,361)	340,979	25,103,198	2,827,741	14,427,034	55,297,619
Income Distribution - Reserves		-	-	-	-	-	15,254,775	(2,827,741)	(12,427,034)	-
Income Distribution - Dividends		-	-	-	-	-	-	-	(2,000,000)	(2,000,000)
Total Comprehensive Income for Fiscal Year 2019										-
Net Income for Fiscal Year 2019		-	-	-	-	-	-	-	41,557,118	41,557,118
Other Comprehensive Income for Fiscal Year 2019		-	-	-	199,813	-	-	-	-	199,813
Balances as of 12/31/19		1,426,765	10,951,132	278,131	142,452	340,979	40,357,973	-	41,557,118	95,054,550

Adjusted Balances as of 12/31/17		1,426,765	10,951,132	278,131	17,279	315,679	17,999,029	2,526,299	8,630,911	42,145,225
Income Distribution - Reserves		-	-	-	-	25,300	7,104,169	-	(7,129,469)	-
Income Distribution - Dividends		-	-	-	-	-	-	-	(1,200,000)	(1,200,000)
Retained Earnings 2017		-	-	-	-	-	-	301,442	(301,442)
Total Comprehensive Income for Fiscal Year 2018										-
Net Income for Fiscal Year 2018		-	-	-	-	-	-	-	14,427,034	14,427,034
Other Comprehensive Income for Fiscal Year 2018		-	-	-	(74,640)	-	-	-	-	(74,640)
Balances as of 12/31/18		1,426,765	10,951,132	278,131	(57,361)	340,979	25,103,198	2,827,741	14,427,034	55,297,619

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GRUPO FINANCIERO GALICIA S.A.

SEPARATE STATEMENT OF CASH FLOWS

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Notes	12/31/19	12/31/18
CASH FLOW FROM OPERATING ACTIVITIES
Income for the year before Income Tax		41,543,439	14,481,144
Adjustments to Obtain Cash Flows from Operating Activities:
Depreciation and Impairment of Assets		280	239
Share of profit from Associates and Joint Ventures		(41,455,215)	(14,394,844)
Other Adjustments		7,666	35,314
Net Increases/(Decreases) from Operating Assets:
Derivative Financial Instruments		-	11,638
Other Financial Assets		(48)	(15)
Other Non-financial Assets		(278,805)	3,518
Net Decreases from Operating Liabilities:
Other Operating Liabilities		279,795	3,079
Income Tax Payments		(90,019)	(21,509)
TOTAL FROM OPERATING ACTIVITIES (A)		7,093	118,564
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of interests in Associates and Joint Ventures		(38,513)	(924,140)
Purchase of Property, Plant and Equipment		(4,120)	-
Contributions to Controlled Companies		(573,997)	-
Collections:
Sale/Liquidation of Interests in Associates and Joint Ventures		451	248
Discontinued Operations		-	28,965
Dividends Collection		2,391,473	1,151,864
TOTAL FROM INVESTMENT ACTIVITIES (B)		1,775,294	256,937
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(2,000,000)	(1,200,000)
TOTAL FINANCING ACTIVITIES (C)		(2,000,000)	(1,200,000)
INFLATION EFFECT (D)		157,121	47,731
INCREASE/(DECREASE) OF CASH (A+B+C+D)		(60,492)	(776,768)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		886,670	1,663,438
CASH AND CASH EQUIVALENTS AT THE CLOSING OF THE YEAR	5	826,178	886,670

134

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 1. ACCOUNTING STANDARDS AND BASES FOR PREPARATION

Grupo Financiero Galicia S.A. (hereinafter, "the Company"), is a financial services holding company, incorporated on September 14, 1999, under the laws of Argentina. The Company's investment in Banco de Galicia y Buenos Aires S.A.U. is its main asset. Banco de Galicia y Buenos Aires S.A.U. (the "Bank") is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company is the parent company of Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company consolidating insurance activities; Galicia Administradora de Fondos S.A., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; and IGAM LLC, a company engaged in assets management.

These Separate Financial Statements have been approved and authorized for publication through Board of Directors' Minutes No. 601 dated February 20, 2020.

1.1. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Group, by virtue of the fact that it falls within the scope of Art. 2, Section I, Chapter I of Title IV: Periodic Information Regime of CNV Regulations, presents its Financial Statements in accordance with the BCRA valuation and exposure standards. In accordance with provisions in the aforementioned article, we note that:

- the Company's corporate purpose is exclusively to perform financial and investment activities;

- investments in the Bank and Tarjetas Regionales S.A., the latter being under BCRA's consolidated supervision regime (Communication "A" 2989 and its supplements), represent 95.93% of the Company's assets, constituting the main assets of the Company;

- 96.03% of the Company revenues are from its share of profit in the companies mentioned in the preceding item;

- The Company holds 100% interest in the capital stock of the Bank, and 83% in the capital stock of Tarjetas Regionales S.A., thus being the controlling company in both.

The BCRA, through Communications "A" 5541 and its amendments, established a convergence plan towards International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), for the entities under its supervision, for the years commenced from January 1, 2018 onwards, with the exception of the application of point 5.5 (impairment loss) of IFRS 9 "Financial Instruments" and IAS 29 "Financial Information in Hyperinflationary Economies", both of which are temporarily excepted until January 1, 2020. From January 1, 2020 onwards, the regulations on Financial Assets Impairment and restatement of Financial Statements in current currency will have to be applied, in accordance with the provisions of Communications "A" 6430, "A" 6651, "A" 6778, "A" 6847, and "A" 6849. The last referenced Communication established the use of a special measurement criterion for the Non-financial Public Sector debt instruments, which are temporarily excluded from the scope of application of point 5.5 of the IFRS 9. Consequently, as of January 1, 2020, the Financial Institutions will be allowed to re-categorize said instruments measured at fair value through profit or loss and fair value through other comprehensive income (OCI), as per the amortized cost criterion. The incorporation value will be the accounting value as of that date. The accrual of interest and secondary items will be delayed while the book value is above its recoverable value for those instruments for which the aforementioned option has been exercised.

The BCRA provided that standards on "Minimum Allowances for Uncollectible Accounts Risk" will maintain a "regulatory" scope, notwithstanding that the financial statements will be recorded according to the IFRS-based accounting framework established by said Institution. Financial Institutions must temporarily deduct from their Regulatory Capital (Responsabilidad Patrimonial Computable, or RPC) the positive difference between the "regulatory" allowance calculated according to the standards on "Minimum Allowances for Uncollectible Accounts Risk" and the accounting allowance for the last fiscal year, whichever is the greater, and the new accounting allowance calculated according to point 5.5. of IFRS 9.

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GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Additionally, as described in Note 22 to the Consolidated Financial Statements, for valuation at fair value of the Bank's shareholding in Prisma Medios de Pago S.A., the Superintendency of Financial Institutions has established that, for its recognition, it cannot exceed the proportion received in cash at the time of the sale.

It has been concluded that the Separate Financial Statements reasonably present the financial position, financial yield and cash flows, in accordance with the IFRS-based accounting framework established by the BCRA, taking into account what is described in Note 1.2. (b) Measurement Unit.

1.2. BASES FOR PREPARATION

These Separate Financial Statements have been prepared in accordance with the IFRS-based accounting framework established by the BCRA in Note 1.1.

The preparation of the Separate Financial Statements requires that estimates and evaluations be made to determine the amount of recorded assets and liabilities, and contingent assets and liabilities disclosed at the date of issuance thereof, as well as income and expenses recorded in the year. In this regard, estimates are made to be able to calculate, at a given time, among others, the recoverable value of the assets; allowances for uncollectible accounts risks and other contingencies; depreciation and impairment of assets; and the income tax charge. Real future income may differ from estimates and evaluations as of the date of preparation of these Separate Financial Statements.

(a) Going concern

As of the date of these Separate Financial Statements, there are no uncertainties regarding events or conditions that may give rise to doubts about the possibility of the Company continuing to operate normally as a going concern.

(b) Measurement Unit

The Separate Financial Statements recognize the variations in the purchasing power of the currency until February 28, 2003; as of that date, the adjustment for inflation has been discontinued, in accordance with the BCRA's Communication "A" 3921.

Argentine Law No. 27,468, passed in November 2018, repealed the prohibition on presenting Financial Statements adjusted for inflation established by Executive Order 664/2003, delegating its application to each applicable controlling authority. In that regard, on February 22, 2019, through Communications "A" 6651 and "A" 6778, the BCRA established that the entities subject to its control must restate the Financial Statements in constant currency for the years commenced from January 1, 2020 onwards. Likewise, on December 26, 2018 the CNV issued General Resolution No. 777/2018 authorizing issuer entities to present accounting information in homogeneous currency for the Annual Financial Statements, and for interim and special periods closing as of December 31, 2018, such date included, with the exception of Financial Institutions and Insurance Companies.

IAS 29 "Financial Information in Hyperinflationary Economies" requires that the Financial Statements of an entity whose functional currency is that of a hyperinflationary economy, be restated in terms of the current measuring unit at the closing date of the reporting period, regardless of whether they are based on the historical cost or the current cost method. For this purpose, in general, inflation taking place from the acquisition date or the revaluation date, as appropriate, must be computed in non-monetary items. These requirements also include the comparative information of the Financial Statements. The restatement mechanism of IAS 29 establishes that monetary assets and liabilities shall not be restated, as they are stated in the current measuring unit at the closing of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to such agreements. Non-monetary items measured at their current values at the end of the reporting period, such as net realizable value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or profit from the net monetary position will be included in the net income of the reporting period, disclosing this information in a separate item.

136

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

For the purpose of concluding whether an economy is categorized as hyperinflationary under the terms of IAS 29, a series of factors are considered, including the occurrence of an accumulated inflation rate in three years close to or exceeding 100%. For this reason, according to IAS 29, the Argentine economy must be considered as hyperinflationary as of July 1, 2018.

IAS 29 has not been applied in these Financial Statements, in compliance with the regulations of the aforementioned BCRA Communications "A" 6651 and "A" 6778.

The application of IAS 29 "Financial Information in Hyperinflationary Economies" has widespread effects on the Financial Statements; therefore, the reported balances would be significantly affected. For example, the Company's equity and income as of December 31, 2019 would have amounted to Ps. 112,678 million and Ps. 21,932 million, respectively, while as of December 31, 2018, the equity would have amounted to Ps. 93,406 million and the income for the year to Ps. (4,950) million, respectively. In determining the aforementioned equity and income, the impact of applying point 5.5 (impairment loss) of IFRS 9 was also have to be considered pursuant to the provisions of Communication "A" 6841 (see Notes 1.1. and 1.12.).

(c) Comparative Information

Balances as of December 31, 2018 expressed in these Consolidated Financial Statements, for comparison purposes, arise from the Financial Statements as of those dates.

Certain reclassifications have been made to the relevant figures for the Consolidated Financial Statements presented in comparative form in order to maintain consistency in the exposure with the figures for this fiscal year.

(d) Changes in Accounting Policies/New Accounting Standards

Pursuant to the provisions of the Articles of Incorporation of the BCRA and the Financial Institutions Act, the BCRA shall issue its opinion regarding its approval for Financial Institutions as to new IFRS, or any amendments or the repeal of any such IFRS in force, such changes shall be adopted through the Adoption Circulars issued by the Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales en Ciencias Económicas, or FACPCE). In general, the early application of any IFRS will not be accepted, unless it is specifically approved at the time of its adoption.

The new standards adopted by the Company as of January 1, 2019 are detailed below.

IFRS 16 "Leases": In January of 2016, the IASB issued IFRS 16 "Leases", which established new principles for recognizing, measuring, presenting and disclosing information on leases. Under IFRS 16, a contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time, in exchange for certain consideration. In that case, it requires the lessee to recognize a liability for the present value of the agreed future payments, discounted at the implicit rate of the contract or, failing that, at the lessee's incremental financing rate, and an asset for the right of use of the underlying asset. This criterion must be applied to all lease contracts, and its application is optional for agreements whose terms do not exceed 12 months, and where the leased assets are considered of low value. For the accounting of the lessors, the classification established in IAS 17 in Operating and Finance leases is maintained. This standard is effective for annual periods commencing on or after January 1, 2019.

137

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

IFRIC 23 "Uncertainty about the Income Tax Treatment": this interpretation clarifies how the recognition and measurement requirements of IAS 12, "Income Tax", are applied when there is uncertainty about the income tax treatment. This standard was published in June of 2017 and came into force for the years commencing as of January 1, 2019. Its application did not have any significant impact on the Company.

Early termination options with negative compensation, IFRS 9: this amendment to IFRS 9 allows entities to measure at amortized cost certain instruments that allow advance payment with negative compensation. These assets, including certain loans and bonds, should be measured at fair value with offsetting entry to income. To be measured at amortized cost, the negative compensation must be a "reasonable compensation for early termination" and the asset must be held within a business model whose objective is 'to hold to collect'. This standard is effective for annual fiscal years commencing on or after January 1, 2019. Its application did not have any significant impact on the Company.

Investments in Associates and Joint Ventures - amendments to IAS 28: the amendments clarify accounting in Associates and Joint Ventures for which the equity method does not apply. Entities must account for said investments in accordance with IFRS 9 "Financial Instruments" before applying the impairment requirements of IAS 28 "Investments in associates and joint ventures". This standard is effective for annual fiscal years commencing on or after January 1, 2019. Its application did not have any significant impact on the Company.

2015-2017 Improvement Cycles: The following improvements were agreed upon in December of 2017, being effective for annual periods commencing on or after January 1, 2019.

✓ IFRS 3: clarified that obtaining control of a joint operation is a business combination made in stages.

✓ IFRS 11: clarified that the party obtaining the joint control of a business that is a joint operation must not measure against its prior interest in the joint operation.

✓ IAS 12: clarified that tax consequences of dividends on financial instruments classified as equity must be recognized according to where the past transactions or events that generated distributable profits were originally recognized.

✓ IAS 23: clarified that, if a specific loan is pending after the qualifying asset is ready to be used or sold, then such loan becomes a general loan.

 The application of this standard did not have any significant impact.

(e) New accounting standards and amendments issued by the IASB that have not been adopted by the Company

Certain new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2019, and have not been adopted in advance.

IFRS 17 "Insurance Contracts": On May 18, 2017, the IASB issued IFRS 17 "Insurance Contracts", which provides a comprehensive, principle-based framework for the measurement and presentation of all insurance contracts. The new standard will replace IFRS 4 "Insurance Contracts" and requires that insurance contracts be measured using current compliance cash flows and that revenues be recognized as the service is provided during the coverage period. This standard is effective for fiscal years commencing on or after January 1, 2021. The impact of adopting this new standard is being evaluated.

Definition of "Material" - Amendments to IAS 1 and IAS 8: The IASB has amended IAS 1 "Presentation of Financial Statements" and NIC 8 "Accounting Policies, Changes in Accounting Estimates, and Errors related to the concept of Material".

Particularly, the aforementioned amendments clarify the following:

138

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided
  Reference to hiding information addresses in situations where the effect is similar to omitting or falsifying said information, and that an entity evaluate the materiality of the financial statements as a whole with respect thereto; and
  the meaning of "primary users of the general purpose Financial Statements" with respect to whom those Financial Statements are addressed, and defining them as "investors, lenders and other current and potential creditors", who should be based on the general purpose of the Financial Statements in respect of the financial information they need.

This amendment is effective as of January 1, 2020 and is not expected to have any significant impact.

Definition of "Business" - Amendment to IFRS 3: The new definition of "Business" includes a comprehensive set of activities and assets that can be directed and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. Yields such as lower costs and other economic benefits are excluded from the above definition.

This amendment is effective as of January 1, 2020 and is not expected to have any significant impact.

Reversion to the interest rate benchmark - Amendments to IFRS 9, IAS 39 and IFRS 7: These amendments provide some relief regarding the reversion to interest rate benchmarks such as LIBOR and other rates offered in the interbank market. The relief is related to hedge accounting and to the fact that the mentioned reversion should not cause the end of hedge accounting, considering the IFRS currently in force. However, hedge ineffectiveness must continue to be recorded in the Statement of Income. These amendments are effective as of January 1, 2020. These amendments are not expected to have any significant impact.

There are no other IFRS or IFRIC interpretations that are not effective and that are expected to have a significant impact on the Group.

1.3. SUBSIDIARIES AND ASSOCIATES

Subsidiaries are all the entities over which the Company exerts control. The Company controls an entity when it has the right, to obtain variable yields for its involvement in an investee, and has the ability to use the power to manage the entity's operational and financial policies to influence such yields. Subsidiaries are consolidated from the date on which the Company obtains control, and they cease to be consolidated as of the date on which the control ceases.

Associates are those entities over which the Company has significant influence (i.e., the power to intervene in the decisions involving financial policy and operation of the investee), without having control.

In accordance with the provisions of IAS 27 and 28, in the Separate Financial Statements, investments in subsidiaries and associates will be accounted for using the "equity method" or the "proportional consolidated method".

When using the proportional consolidated method, the investments are initially recognized at cost, and said amount is increased or decreased to recognize the investor's share in the relevant entity's profits and losses after the acquisition/incorporation date. Likewise, the identifiable net assets and contingent liabilities acquired in the initial investment in a subsidiary and/or associate are originally valued at their fair values as of the date of said investment. If appropriate, the value of interests in subsidiaries and associates includes the goodwill recognized as of that date. When the Company's share of losses is equal to or exceeds the value of the interest in said entities, the Company does not recognize any additional losses, except when there are legal or assumed obligations to provide funds or make payments on their behalf.

The share of profits and losses of subsidiaries and associates is recognized in "Share of profit from Associates and Joint Ventures", included in the Separate Statement of Income. The share in other Income of subsidiaries and associates is allocated in "Interest in Associates and Joint Ventures accounted for using the equity method", included in the Separate Statement of Other Comprehensive Income.

139

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

The Company determines, as of the date of each report, if there is objective evidence that an investment in a subsidiary or associate entity is not recoverable. If this is the case, the impairment amount is calculated as the difference between the recoverable value of said investment and its accounting value, recognizing the resulting amount in "Income from Associates and Joint Ventures", in the Separate Statement of Income.

Likewise, the protective rights of other investors, such as those related to substantive changes in the activities of the investee or applied only in exceptional circumstances, do not prevent the Group from having control over an investee.

1.4. FOREIGN CURRENCY TRANSLATION

(a) Functional Currency and Presentation Currency

The figures included in the Separate Financial Statements for the Company are stated in their functional currency (i.e., in the currency used in the primary economic environment where it operates). The Separate Financial Statements are presented in Argentine pesos, which is the Company's functional and presentation currency.

(b) Transactions and balances

Transactions in foreign currency are translated into functional currency at the exchange rate in force on the respective transaction or the valuation dates, when such items are measured at closing exchange rate. Profits and losses in foreign currency resulting from the settlement of such transactions and the translation of monetary assets and liabilities in foreign currency at closing exchange rate, are recognized in the Statement of Income in "Exchange rate differences on gold and foreign currency", except when they are deferred in equity in a transaction which qualifies as a cash flows hedge, if appropriate.

Assets and liabilities in foreign currency have been valued at the reference exchange rate of the US dollar defined by the BCRA in force at the closing of operations on the last business day of each month.

As of December 31, 2019 and December 31, 2018, balances in US dollars were translated at the reference exchange rate (Ps. 59.895 and Ps. 37.8083, respectively) established by the BCRA. Foreign currencies other than the US dollar have been translated using the types of exchange rate reported by the BCRA.

140

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

1.5. CASH AND DUE FROM BANKS

The item Cash and Due from Banks includes available cash and bank deposits that are freely available, cash equivalents and other investments, which are liquid short-term instruments with maturity less than three months from the origination date.

The assets expressed as available are recorded at their amortized cost, which is close to its fair value.

1.6. FINANCIAL INSTRUMENTS

1.6.1. Initial Recognition

The Company recognizes a financial asset or liability in its Separate Financial Statements, as appropriate, when it becomes part of the contractual clauses of said financial instrument. Purchases and sales are recognized on the trading date when the Company buys or sells the instruments.

In the initial recognition, the Company measures financial assets or liabilities at fair value, plus or minus, for instruments not recognized at fair value through profit or loss, transaction costs that are directly attributable to the acquisition itself, such as fees and commissions.

When the fair value differs from the cost value of the initial recognition, the Company recognizes the difference as follows:

- When the fair value is based on the market value of the financial asset or liability, or is based on a valuation technique solely using market values, the difference is recognized as profit or loss, as appropriate.

a. Financial Assets

Debt Securities

The Company considers as debt securities those instruments that are considered financial liabilities for the issuer, such as loans, government and private securities, and bonds.

Classification

As established by IFRS 9, the Company classifies financial assets according to how they are subsequently measured: at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on:

- the business model to manage financial assets; and

- the characteristics of the contractual cash flows of the financial asset.

Business Model

The Business Model refers to the mode in which a set of financial assets is managed to reach a specific business objective. It represents the manner in which the instruments are held to generate funds.

Business Models that the Group can follow are listed below:

- Hold the instruments until their maturity;

- Hold the instruments in the portfolio to collect the cash flows and, in turn, sell them when deemed convenient; or

- Hold the instruments for their trading.

141

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

The Business Model does not depend on the existing intentions for an individual instrument. Therefore, this condition is not an instrument-by-instrument classification approach, but is determined from a higher level of aggregation.

The Company only reclassifies an instrument when, and only when, the business model to manage assets is modified. Changes have not been recorded in the current fiscal year.

Characteristics of Cash Flows

The Company evaluates whether the cash flow of grouped instruments is not significantly different from the flow that would be received solely for interest and principal; otherwise, they shall be measured at fair value through profit or loss.

Based on the foregoing, there are three categories of Financial Assets:

(i) Financial Assets at amortized cost:

Financial Assets are measured at amortized cost when:

(a) the financial asset is within a business model whose objective is to hold the financial assets in order to obtain the contractual cash flows; and

(b) the contractual conditions of the financial asset give rise, on specified dates, to cash flows that are only payments of principal and interest on the amount of outstanding principal.

These financial instruments are initially recognized at their fair value plus the directly attributable incremental transaction costs, and are subsequently measured at amortized cost.

The amortized cost of a financial asset is equal to its acquisition cost, less its accumulated amortization, plus accrued interest (calculated according to the effective interest method), net of any impairment loss.

(ii) Financial Assets at fair value through Other Comprehensive Income:

Financial Assets are measured at fair value through Other Comprehensive Income when:

(a) the financial asset is within a business model whose objective is achieved by obtaining the contractual cash flows and selling financial assets; and

(b) the contractual conditions of the financial asset give rise, on specified dates, to cash flows that are only payments of principal and interest on the amount of outstanding principal.

These financial instruments are initially recognized at their fair value, plus the directly attributable incremental transaction costs, and are subsequently measured at fair value through Other Comprehensive Income. Profits and losses arising from changes in the fair value are included in Other Comprehensive Income within a separate equity component. Impairment losses or reversals, income for interest and exchange profits and losses are recognized through profit or loss. At the time of its sale or disposal, the accumulated profit or loss previously recognized through Other Comprehensive Income is reclassified from equity to the Statement of Income.

(ii) Financial Assets at fair value through profit or loss:

Financial Assets at fair value through profit or loss are the following:

- Instruments held for trading;

- instruments specifically designated at fair value through profit or loss; and

142

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

- instruments with contractual conditions which do not represent cash flows that are only payments of principal and interest on the amount of the outstanding principal.

These financial instruments are initially recognized at their fair value, and any profit or loss is recognized in the Statement of Income as they are realized.

The Company classifies a financial instrument as held for trading if it is acquired or incurred primarily for the purpose of selling or repurchasing it in the short term, or if it is part of a portfolio of financial instruments that are jointly managed and for which there is evidence of short-term earnings, or is a derivative instrument that is not in a qualified hedge ratio. Derivative instruments and held-for-trading securities are classified as held for trading and are recognized at fair value.

b. Financial Liabilities

Classification

The Company classifies their financial liabilities at amortized cost, using the effective interest method, except for:

- Financial liabilities valued at fair value through profit or loss, including derivative financial instruments

- Liabilities arising from the transfer of financial assets not complying with the requirement of de-recognition from accounts

- Financial guarantee contracts

- Commitments to grant loans at a lower rate than market rate

Financial liabilities valued at fair value through profit or loss: the Company may choose to use, at the beginning, the irrevocable option to designate a liability at fair value through profit or loss, if, and only if, in doing so, it reflects a better measurement of financial information because:

- the Company eliminates or significantly reduces a measurement or recognition inconsistency which would otherwise be expressed in the valuation;

- if the financial assets and liabilities are managed and their performance is evaluated on a fair value basis, according to a documented investment strategy or risk management; or

- a main contract contains one or more implicit derivative instruments, and the Company had opted for designating the entire contract at fair value through profit or loss.

Financial guarantee contract: Guarantees contracts are those contracts requiring the issuer to make specific payments to reimburse the holder for the loss incurred when a specific debtor does not comply with its payment obligation at its maturity, in accordance with the original or amended conditions of a debt instrument.

Financial guarantee contracts and loan grant commitments at a lower rate than the market rate are initially valued at fair value, and subsequently measured at the higher value that arises from making a comparison between the commission pending accrual at fiscal year closing and the applicable impairment provision.

143

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

1.6.2. De-recognition of Financial Instruments

a. Financial Assets

A financial asset or, where applicable, a part of a financial asset or a part of a group of similar financial assets, is de-recognized when: (i) the rights to receive cash flows from the asset have finished; or (ii) the Company has transferred its rights to receive cash flows from the asset, or has assumed an obligation to pay all of the cash flows received immediately to a third party under a pass-through agreement, and all the risks and rewards of the asset have also been substantially transferred, or, in case all the risks and rewards of the asset had not been substantially transferred or retained, the control of the asset has been transferred.

When the contractual rights to receiving cash flows generated by an asset have been transferred, or a transfer agreement has been executed, the entity evaluates whether it has retained, and to what extent, the risks and awards inherent in, asset ownership. When substantially all the risks and rewards inherent in asset ownership have not been transferred or retained, nor has control of the asset been transferred, the asset continues to be recognized in accounting to the extent of its continued involvement over it.

In such case, the related liability is also recognized. The transferred asset and the related liability are measured in such a way so as to reflect the rights and obligations that the Company had retained.

A continuing implication that takes the form of collateral on the transferred asset is measured as the smallest amount between (i) the original carrying amount of the asset, and (ii) the maximum amount of consideration received that would be required to be returned.

b. Financial Liabilities:

A financial liability is derecognized when the obligation to pay has fulfilled, has been cancelled, or has expired. When an existing financial liability is exchanged by another of the same borrower under significantly different conditions, or the conditions are significantly modified, such exchange or modification is treated as a de-recognition of the original liability and a new liability is recognized. The difference between the value in books of the initial financial liability and the consideration paid is recognized in the Consolidated Statement of Income.

1.7. ALLOWANCES FOR UNCOLLECTIBLE ACCOUNTS RISK

Expected Credit Loss Model - Application of point 5.5 (impairment loss) of IFRS 9

IFRS 9 provides for an expected credit loss model, by which financial assets are classified in three stages of impairment, based on changes in credit rating quality since their initial recognition, which establish the manner in which an entity measures impairment losses and applies the effective interest method. Pursuant to Note 1.1., the application of the aforementioned model is temporarily exempted, until January 1, 2020.

If the impairment model provided for in point 5.5 of IFRS 9 had been applied, a decrease in the Company's Shareholders' Equity of approximately Ps. 1,718 million would have been recorded as of December 31, 2019.

On the other hand, as mentioned in Note 1.1., the BCRA Communication "A" 6847 provided that the Non-Financial Public Sector debt instruments will be temporarily excluded from the scope of application of IFRS 9, so they will not fall within the scope of regulations on impairment of financial assets.

If the impairment model provided for in the accounting framework established by the BCRA for fiscal years commenced as of January 1, 2020 had been applied, a decrease in the Company's Shareholders' Equity of approximately Ps. 1,253 million would have been recorded as of December 31, 2019.

144

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

1.8. PROPERTY, PLANT AND EQUIPMENT

Assets are measured at their acquisition or construction cost, net of accumulated depreciations and/or accumulated impairment losses, if any. Such cost includes the expenses directly attributable to the acquisition or construction of Property, Plant and Equipment.

Subsequent costs are included in the value of the asset or are recognized as a separate asset, as appropriate, if and only if, they are likely to generate future economic benefits for the Company, and its cost can be reasonably measured. When improvements are made to the asset, the book value of the replaced asset is de-recognized, the new asset being amortized for the amount of years of remaining useful life.

Repair and maintenance costs are recognized in the Consolidated Statement of Income for the year in which they are incurred.

The depreciation of these assets is calculated using the straight-line method, applying sufficient annual rates to extinguish their values at the end of the asset's estimated useful life. If an asset includes significant components with different useful lives, they are recognized and depreciated as separate items.

The residual values of Property, Plant and Equipment, the useful lives and the depreciation methods are reviewed and adjusted, if necessary, at the closing date of each fiscal year, or when there are signs of impairment.

The book value of the Property, Plant and Equipment is immediately reduced to its recoverable amount when it is greater than the estimate of the recoverable value.

Profits and losses from the sale of Property, Plant and Equipment elements are calculated by comparing the income obtained to the book value of the respective asset, and included in the Consolidated Comprehensive Income.

1.9. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Discontinued Operations

A discontinued operation is a component of the Company that has been disposed of, or that has been classified as "Held for Sale" and complies with any of the following conditions:

- It represents a line of business or a geographical area, which is significant and can be considered as separated from the rest;

- It is part of a single coordinated plan to have a business line, or a geographic area of operation, which is significant and can be considered as separated from the rest; or

- It is an independent entity, exclusively acquired for resale.

Any profit or loss arising from re-measuring an asset (or group of assets for its disposal) classified as "Held for Sale", which do not meet the definition of discontinued operation, will be included in the Income of Continuing Operations.

1.10. DEPRECIATION AND IMPAIRMENT OF NON-FINANCIAL ASSETS

Assets with indefinite useful lives are not subject to amortization, and they go through annual impairment tests. Unlike the previous assumption, depreciable assets are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered or, at least, on an annual basis.

Depreciation and impairment losses are recognized when the book value exceeds their recoverable value. The recoverable value of assets is the greater of the net amount that it would obtain from its sale, or its value in use. For the impairment tests, the assets are grouped at the lowest level where they generate identifiable cash flows (cash generating units). The book value of non-financial assets other than the goodwill over which depreciation and impairment have been recorded, are reviewed at each reporting date for verifying possible depreciation and impairment reversals.

145

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

1.11. OFFSETTING

Financial assets and liabilities are offset by reporting the net amount in the Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.12. PROVISIONS/CONTINGENCIES

In accordance with the IFRS-based accounting framework adopted by the BCRA, an entity will have a provision if:

a. it has a current obligation (either legal or implicit) as a consequence of a past event;

b. the entity is likely to have to dispose of resources which incorporate future economic benefits to cancel said obligation; and

c. a reliable estimate can be made of the obligation amount.

It will be understood that an entity has an implicit obligation if (a) as a consequence of previous practices or public policies, the Company has assumed certain liabilities; and (b) as a result, it has created expectations that it will comply with those obligations.

The Company recognizes the following provisions:

For labor, civil and commercial lawsuits: provisions are determined based on the lawyers' reports on the status of the lawsuits and the estimate made on the possibilities of losses to be faced by the Company, as well as on past experience regarding such types of lawsuits.

For miscellaneous risks: provisions are set up to face contingent situations that may give rise to obligations for the Company. When estimating the amounts, the probability of their materializing is taken into account, considering the opinion of the Company's legal advisors and professionals.

The amount recognized as a provision must be the best estimate of the disbursement needed to cancel such obligation, at the end of the year being reported.

When the financial effect produced by the discount becomes important, the amount of the provision must be the present value of the disbursements that are expected to be required to cancel the obligation by using a pre-tax interest rate that reflects the current market conditions on the value of money and the specific risks for said obligation. The increase in the provision for the lapsing of time is recognized in Net Financial Income included in the Statement of Income.

The Company will not record positive contingencies, except those arising from deferred taxes and those which materialization is virtually certain.

At the date of issuance of these Separate Financial Statements, the Company's directors understand that there have been no elements that allow for the determination of the existence of other contingencies that may be materialized and generate a negative impact on these Separate Financial Statements, as detailed in Note 46 of the Consolidated Financial Statements.

1.13. OTHER NON-FINANCIAL LIABILITIES

146

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Non-financial accounts payable are accrued when the counterparty has complied with its obligations under the relevant contract, and they are valued at amortized cost.

1.14. CAPITAL STOCK AND CAPITAL ADJUSTMENTS

The accounts included in Capital Stock and Capital Adjustments are stated in currency that has not contemplated the variation of the price index since February 2003, except for the "Capital stock" item, which has been maintained at nominal value. The adjustment arising from its restatement is included in "Equity Adjustments".

Ordinary shares are classified in Shareholders' Equity and remain recorded at their nominal value. When any company forming part of the Group buys Company shares (treasury shares in portfolio), the payment made, including any costs directly attributable to the transaction (net of taxes) is deducted from the Shareholders' Equity until the shares are canceled or sold.

1.15. PROFIT RESERVES

According to Art. 70 of the Argentine General Companies Act, the Company must transfer to the Legal Reserve 5% of the profit for the year, until said reserve reaches 20% of the Capital stock, plus the balance of the Capital Adjustment account.

1.16. DIVIDENDS DISTRIBUTION

Dividend distributions to the Company's shareholders are recognized as liabilities in the Separate Financial Statements in the year in which such dividends are approved by the shareholders.

1.17. RECOGNITION OF INCOME

Financial income and expenses are recorded for all debt instruments according to the effective interest method, by which all positive or negative income that are an integral part of the effective rate of the transaction are deferred.

The income included in the effective interest rate includes disbursements or income related to the creation or acquisition of a financial asset or liability.

1.18. INCOME TAX

The Income tax charge for the fiscal year comprises current and deferred taxes. Income tax is recognized in the Statement of Income for the fiscal year, except when there are items that must be directly recognized in Other Comprehensive Income. In this case, income tax related to said items is also recognized in the same statement.

The current income tax charge is calculated based on the tax laws promulgated, or substantially promulgated, as of the date of the Statement of Financial Position in the countries where the Company operates and generates taxable profit. The Company periodically evaluates the positions assumed in tax returns as regards the situations in which tax laws are subject to interpretation. Likewise, when applicable, the Group sets up provisions on the amounts that it expects to be paid to tax authorities.

The entire deferred income tax is determined by the liability method, based on the temporary differences that arise between the tax bases of assets and liabilities and their respective accounting values. However, the deferred tax that arises from the initial recognition of an asset or a liability in a transaction not corresponding to a business combination, which at the time of the transaction does not affect the profit nor the accounting or taxable loss, is not recorded. Deferred tax is determined using tax rates (and legislation) that have been promulgated as of the date of the Balance Sheet, and are expected to be applicable when the deferred tax asset is done, or the deferred tax liability is paid.

147

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Deferred tax assets are only recognized to the extent that future tax benefits are likely to occur against which temporary differences can be used.

The Company recognizes a deferred tax liability for temporary taxable differences related to investments in subsidiaries and affiliates, unless the following two conditions are met:

(i) The Company controls the time when the temporary differences will be reversed.

(ii) Said temporary difference is not likely to be reversed at a foreseeable time in the future.

Balances of deferred income tax of assets and liabilities are offset when there is a legal right to offset current active taxes with current passive taxes, and when they relate to the same tax authority where there is intention and possibility to settle such tax balances on a net basis.

1.19. EARNINGS PER SHARE

Basic earnings per share is determined by the ratio between the income attributable to the Company's ordinary shareholders for the year, excluding the after-tax effect of the benefits of the preferred shares, if appropriate, and the average of outstanding ordinary shares during this fiscal year.

Likewise, the diluted earnings per share is that arising from adjusting both the income attributable to the shareholders for the year and the average of outstanding ordinary shares for the year, due to the effects of the potential conversion into equity instruments of all those option obligations held by the Company at the closing, if appropriate.

NOTE 2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Separate Financial Statements in accordance with the IFRS-based accounting framework requires the use of certain critical accounting estimates.

The Company has identified the following areas involving a greater degree of judgment or complexity, or areas where the assumptions and estimates are significant for the Financial Statements and which are essential to understand the underlying informative accounting/financial risks:

a. IMPAIRMENT OF NON-FINANCIAL ASSETS

Intangible assets with finite lives and Property, Plant and Equipment are amortized or depreciated throughout their estimated useful life in a linear manner. The Company monitors the conditions related to these assets to determine if the events and circumstances justify a review of the remaining amortization or depreciation period, and if there are factors or circumstances that imply impairment in the value of the assets that cannot be recovered.

The Company has applied judgment to identify impairment indicators for Property, Plant and Equipment and intangible assets. The Company has determined that there were no impairment indicators for any of the years presented in its Separate Financial Statements.

b. INCOME TAX AND DEFERRED TAX

Significant judgment is required when determining assets and liabilities for current and deferred taxes. The current tax is provisioned according to the amounts expected to be paid; the deferred tax is provisioned on the temporary differences between the tax bases of the assets and liabilities and their book values, at the rates expected to be in force at the time of their reversal.

A deferred tax asset is recognized to the extent that there is a probability that future taxable profits are available against which temporary differences can be used, based on Company management's budgets as regards the amounts and timing of the future taxable earnings. Then, the possibility must be determined of deferred tax assets to be used and offset against future taxable profits. Actual income may differ from these estimates, such as changes in tax legislation or the outcome of the final review of tax returns by the Tax Authority and the tax courts, for example.

148

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Future tax profits and the amount of tax benefits that are likely to be realized in the future are based on a medium-term business plan prepared by the Administration, which is based on expectations considered reasonable.

NOTE 3. FINANCIAL INSTRUMENTS

In Schedule P "Categories of Financial Assets and Liabilities", measurement categories are expressed for Financial Instruments included in the Separate Statement of Financial Position and fair value hierarchies.

As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12/31/2019	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Other Financial Assets	3,681	70	-

Portfolio of Instruments as of 12/31/2018	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Government Securities	19,394	-	-
Other Financial Assets	11,311	15	-

NOTE 4. FAIR VALUES

The Company classifies the fair values of the financial instruments in 3 levels, according to the quality of the data used for their determination.

Fair Value Level 1: the fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices (not adjusted) as of the date of the relevant reporting period/fiscal year. If the quoted price is available and there is an active market for the instrument, this will be included in Level 1. Otherwise, it will be valued in Level 2.

Fair Value Level 2: the fair value of financial instruments not traded in active markets, such as derivatives available over-the-counter, is determined using valuation techniques that maximize the use of observable information and place the least possible trust in Company specific estimates. If all the relevant variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2. If the variables to determine the price are not observable, the instrument will be valued in Level 3.

Fair Value Level 3: if one or more relevant variables are not based on observable market information, the instrument is included in Level 3. This is the case of unquoted equity instruments. This means that, if there are no observable market prices for its valuation, the instrument will be included in Level 3. The instrument will return to Level 1 only when it has an observable market quote, and it will maintain that level as long as it continues to be quoted. This is called Transfer between levels.

Valuation Techniques

The valuation techniques to determine the Fair Values include:

- Market prices or quotes of similar instruments

149

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

- Determination of the estimated current value of the instruments

The valuation technique to determine Level 2 fair value is based on data other than the quote price included in Level 1, which are directly observable for assets or liabilities (i.e., prices).

The valuation technique to determine Level 3 fair value of financial instruments is based on the curve method, which is a method that compares the spread between the sovereign bond curve and the average cut-off rates of primary issuances, representing different segments, according to the different risk ratings. If there are no representative primary issuances throughout the month, the following variants will be used:

(i) Secondary market prices of instruments under the same conditions, which have been quoted in the evaluation month.

(ii) Bidding and/or secondary market prices of the previous month, which will be taken based on their representativeness.

(iii) Spread calculated in the previous month, and which will be applied to the sovereign curve, as reasonable.

(iv) A specific margin is applied, defined according to historical yields of instruments under the same conditions, based on a substantiated justification.

Based on the foregoing, certain rates and spreads are determined to be used to discount future cash flows and generate instrument prices.

All the modifications to the valuation methods are previously discussed and approved by the Company's key personnel.

The Company's financial instruments measured at fair value at fiscal year closing are detailed below:

Portfolio of Instruments as of 12/31/2019	Level 1 FV	Level 2 FV	Level 3 FV
Assets
Other Financial Assets	3,681	-	-
Total	3,681	-	-

Portfolio of Instruments as of 12/31/2018	Level 1 FV	Level 2 FV	Level 3 FV
Assets
BCRA Bills	19,394	-	-
Other Financial Assets	11,311	-	-
Total	30,705	-	-

NOTE 5. CASH AND CASH EQUIVALENTS

Cash items and their equivalents are detailed below:

	12/31/19	12/31/18
Cash and Due from Banks	95,982	6,904
BCRA Bills and Notes up to 90 days	-	19,394
Overnight Placements in Foreign Banks	476,764	58,603
Mutual Funds	3,681	11,311
Time Deposits	249,751	790,458
Total Cash and Cash Equivalents	826,178	886,670

150

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 6. OTHER FINANCIAL ASSETS

The composition of Other Financial Assets as of the indicated dates is detailed below:

Item	12/31/19	12/31/18
Quoted Mutual Funds	3,681	11,311
Other	70	15
Total	3,751	11,326

NOTE 7. LOANS AND OTHER FINANCING

The composition of the Loans and Other Financing portfolio, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Non-financial Private Sector and Residents Abroad	726,515	849,061
Loans	726,515	849,061
Advances	-	-
Overdrafts	-	-
Mortgage Loans	-	-
Pledge Loans	-	-
Personal Loans	-	-
Credit Cards	-	-
Other Loans	476,764	58,603
Accrued Interest, Adjustments and Quotation Differences Receivable	-	-
Documented Interest	-	-
Finance leases	-	-
Other Financing	249,751	790,458
Minus: Allowances	-	-
Total	726,515	849,061

The following chart shows the fall of future contractual flows, including interest and secondary items to be accrued until expiration of the contracts.

Item	Past-due Loan Portfolio	Terms until Maturity						Total
		1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 months
Non-financial Private Sector and Residents Abroad	-	726,515	-	-	-	-	-	726,515
TOTAL	-	726,515	-	-	-	-	-	726,515

The risk analysis for Loans and Other Financing is presented in Note 26. The information with related parties is disclosed in Note 27.

The application of point 5.5 (impairment loss) of IFRS 9, Expected Credit Loss Model, is temporarily exempted until January 1, 2020 (see Notes 1.1. and 1.7).

151

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 8. INTERESTS

INTERESTS IN OTHER COMPANIES

Interests in subsidiaries

The balances of the subsidiaries of the Company, as of the indicated dates, are detailed below in accordance with the IFRS-based accounting framework established by the BCRA:

Company	Direct or Indirect Shareholding		% Interest
	12/31/19	12/31/18	12/31/19	12/31/18
Banco de Galicia y Buenos Aires S.A.U.	795,973,974	795,973,974	100.00	100.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Valores S.A.U.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
IGAM LLC	73,996,713	-	100.00	-
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjetas Regionales S.A.	894,552,668	829,886,209	83.00	83,00

Company	Book value
	12/31/19	12/31/18
Banco de Galicia y Buenos Aires S.A.U.	77,911,473	43,969,163
Galicia Administradora de Fondos S.A.	377,463	422,365
Galicia Valores S.A.U.	-	2,191
Galicia Warrants S.A.	204,331	161,907
IGAM LLC	132,631	-
Sudamericana Holding S.A.	1,565,921	1,096,426
Tarjetas Regionales S.A.	13,998,477	8,819,690
Total	94,190,296	54,471,742

Company	12/31/19
	Assets	Liabilities	Shareholders' equity	Income
Banco de Galicia y Buenos Aires S.A.U.	596,094,394	518,182,921	77,911,473	35,442,325
Galicia Administradora de Fondos S.A.	449,525	72,062	377,463	222,005
Galicia Warrants S.A.	291,638	58,116	233,522	48,486
IGAM LLC	2,246,087	2,113,455	132,632	58,635
Sudamericana Holding S.A. (*)	4,051,010	2,261,386	1,789,624	1,136,421
Tarjetas Regionales S.A.	65,458,634	49,096,849	16,361,785	5,637,091

(**) Income for the 12-month period ended December 31, 2019.

Company	12/31/18
	Assets	Liabilities	Shareholders' equity	Income
Banco de Galicia y Buenos Aires S.A.U.	511,338,168	467,369,006	43,969,162	11,536,182
Galicia Administradora de Fondos S.A.	674,108	229,514	444,594	422,050
Galicia Valores S.A.U.	258,936	39,877	219,059	66,678
Galicia Warrants S.A.	317,200	132,164	185,036	45,620
Sudamericana Holding S.A. (*)	3,133,815	1,880,775	1,253,060	642,496
Tarjetas Regionales S.A.	10,155,713	34,769	10,120,944	2,130,061

(*) Income for the 12-month period ended December 31, 2018.

152

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

The Ordinary and Extraordinary Shareholders' Meeting of the Company, held on April 24, 2018, approved the revision to Article 1 of the Bylaws amending the name of the Bank from Banco de Galicia y Buenos Aires S.A. to Banco de Galicia y Buenos Aires S.A.U. The BCRA, through Resolution No. 200 issued by its board of directors on July 5, 2018, did not object to the above change of name. On October 2, 2018, the Superintendency of Corporations registered the amendment under Number 18709 of Book 91 of Stock Companies.

On October 3, 2019, the Ordinary and Extraordinary Shareholders' Meeting of Galicia Valores S.A. approved the revision to Title I of the Bylaws, amending the Company's name to Galicia Valores S.A.U. On January 7, 2020, the Superintendency of Corporations registered this amendment under Number 449 of Book 98 of Stock Companies.

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

The changes in Property, Plant and Equipment are detailed in Schedule F. The accounting values of Property, Plant and Equipment do not exceed the recoverable values.

NOTE 10. ASSETS/LIABILITIES FOR DEFERRED INCOME TAX

The changes in deferred income tax assets/liabilities for the years ended December 31, 2019 and December 31, 2018 are the following:

Deferred Tax Assets

Item	12/31/18	Charges for the year	Other	12/31/19
Valuation of Securities	-	(135)	-	(135)
Other Financial Assets	(1,026)	703	-	(323)
Property, Plant and Equipment	87	(80)	-	7
Accumulated Losses	2,927	(2,927)	-	-
Other Non-financial Assets	(451)	451	-	-
Other Non-financial Liabilities	1,636	(1,367)	-	269
Inflation Adjustment Deferral	-	74,615	-	74,615
Other	857	(1,664)	-	(807)
Total	4,030	69,596	-	73,626

Deferred Tax Assets

Item	12/31/17	Charges for the year	Other	12/31/18
Valuation of Securities	-	(824)	824	-
Other Financial Assets	-	-	(1,026)	(1,026)
Property, Plant and Equipment	-	58	29	87
Accumulated Losses	-	(130)	3,057	2,927
Other Non-financial Assets	-	-	(451)	(451)
Non-current Assets Held for Sale	-	(1,425)	1,425	-
Other Non-financial Liabilities		5,311	(3,675)	1,636
Other	-	928	(71)	857
Total	-	3,918	112	4,030

153

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Deferred Tax Liabilities

Item	12/31/17	Charges for the year	Other	12/31/18
Other Financial Assets	(1,026)	-	1,026	-
Property, Plant and Equipment	29	-	(29)	-
Other Non-financial Assets	(451)	-	451	-
Non-current Assets Held for Sale	1,425	-	(1,425)	-
Other Non-financial Liabilities	379	-	(379)	-
Other	(1,531)	-	1,531	-
Total	(1,175)	-	1,175	-

NOTE 11. OTHER NON-FINANCIAL ASSETS

The composition of Other Non-Financial Assets is detailed below:

	12/31/19	12/31/18
Shareholders - Refund of Personal Property Tax	279,299	-
Payments made in Advance	289	662
Total	279,588	662

NOTE 12. ISSUANCE OF DEBT SECURITIES.

The current Global Issuance Programs for Debt Securities are detailed below:

Company	Authorized Amount (*)	Type of Debt Security	Program Term	Approval Date by the S. Meeting	CNV Approval
Grupo Financiero Galicia S.A.	Thousands of USD 100,000	Simple, Non-convertible into Shares	5 years	03/09/09 ratified on 08/02/12

Resolution No. 16,113 dated 04/29/09 and extended by Resolution No. 17,343 dated 05/08/14 and Provision No. DI-2019-63-APN-GE#CNV dated 08/06/19. Authorization of Increase, Resolution No. 17,064 dated 04/25/13

(*) Or its equivalent in any other currency.

The Company had no Debt Securities as of December 31, 2019 and December 31, 2018.

NOTE 13. CURRENT INCOME TAX LIABILITIES

The item composition as of the indicated dates is detailed below:

	12/31/19	12/31/18
Current Income Tax	(55,875)	(56,888)
Tax Advances	42,796	9,828
Current Income Tax Liabilities	13,079	47,060

154

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 14. OTHER NON-FINANCIAL LIABILITIES

Other Non-financial Liabilities, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Payroll and social contributions payable	2,013	894
Withholdings on payroll payable	98	74
Sundry Creditors	25,459	16,331
Taxes Payable	279,644	2,728
Fees Payable	338	-
Other Non-financial Liabilities	5	1
Total	307,557	20,028

NOTE 15. CAPITAL STOCK

The composition of Capital stock is detailed in Schedule K.

There are no own shares in the Company's portfolio.

In Argentina, the Company's shares are quoted on the Argentine Stock Exchanges and Markets (BYMA) and Mercado Abierto Electrónico S.A. (MAE) Likewise, the shares are quoted in the United States of America on the National Association of Securities Dealers Automated Quotation (NASDAQ), under the American Depository Receipt (ADRs) program, of which The Bank of New York Mellon is the depositary agent.

NOTE 16. BREAKDOWN OF INCOME

The breakdown of Net Income from Interest and Net Income from Financial Instruments measured at Fair Value through Profit or Loss, is detailed below.

Net Income from Financial Instruments measured at Fair Value through Profit or Loss	12/31/19	12/31/18
For measuring Financial Assets at fair value through profit or loss
Government Securities	5,206	159,359
Income from Corporate Securities	77,300	9,461
From measuring Financial Liabilities at Fair Value through Profit or Loss
Income from Derivative Financial Instruments
Net Forward Purchases of Foreign Currency	-	(13,108)
Totals	82,506	155,712

Interest Income	12/31/19	12/31/18
From Cash and Due from Banks	6,597	435
Total	6,597	435

NOTE 17. EXCHANGE RATE DIFFERENCES ON GOLD AND FOREIGN CURRENCY

Exchange Rate Differences on Gold and Foreign Currency, as of the indicated dates, is detailed below:

Arising from:	12/31/19	12/31/18
For valuation of assets and liabilities in foreign currency	149,394	42,750
Total	149,394	42,750

155

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 18. OTHER OPERATING INCOME

Other Operating Income, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Recovery of expenses related to the ADR Issuance Program	22,819	9,937
Total	22,819	9,937

NOTE 19. PERSONNEL EXPENSES

The breakdown of Personnel Expenses is included below, as of the indicated dates:

	12/31/19	12/31/18
Payroll	5,049	3,115
Social Contributions on Payroll	1,173	691
Personnel Compensations and Rewards	1,397	245
Services for Personnel and other services	517	384
Total	8,136	4,435

NOTE 20. ADMINISTRATIVE EXPENSES

The Company presented its Statement of Income under the by-function-of-expense method. In accordance with this method, expenses are classified according to their function as part of "Administrative expenses".

The following table provides additional information required with respect to the nature of expenses and their relation to such function, as of the indicated dates:

	12/31/19	12/31/18
Fees and Remunerations for Services	32,785	20,919
Fees to Directors and Syndics	87,173	70,076
Taxes	18,782	9,053
Electricity and Communications	118	10
Representation and Travel Expenses	39	186
Stationery and Office supplies	130	428
Administrative Services under Contract	1,326	995
Insurance	1,330	619
Other	9,250	10,615
Total	150,933	112,901

NOTE 21. DEPRECIATION AND IMPAIRMENT OF ASSETS

Depreciation and Impairment of Assets, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Depreciation of Property, Plant and Equipment	280	239
Total	280	239

NOTE 22. OTHER OPERATING EXPENSES

Other Operating Expenses, as of the indicated dates, is detailed below:

	12/31/19	12/31/18
Turnover tax for Financial Brokerage	13,210	6,458
Turnover tax on another revenue	52	302
Donations	443	-
Other	38	5
Total	13,743	6,765

156

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

NOTE 23. INCOME TAX/DEFERRED TAX

The following is a reconciliation between the income tax charged to income as of December 31, 2019, as compared to the previous fiscal year, and the income tax that would result from applying the current tax rate on accounting profit:

	12/31/19	12/31/18
Income before income tax for the year	41,743,252	14,406,504
Current tax rate	30%	30%
Income for the year at Tax Rate	(12,522,976)	(4,321,951)
Permanent Differences at Tax Rate
- Income from Interests in subsidiaries	12,449,469	4,272,642
- Untaxed Income	1,767	-
- Other Non-deductible Expenses	(1,289)	(2,340)
- Other	(4,501)	(2,138)
- Tax adjustment under Law 27,430	13	(323)
- Tax Inflation Adjustment	16,581	-
- Tax Inflation Adjustment Deferral	74,615	-
Total income tax charge for the year	13,679	(54,110)

	12/31/19	12/31/18
Current Income tax (*)	(55,875)	(56,888)
Variation of Deferred Tax (1)	69,596	3,918
Tax Return adjustment from previous fiscal year	(42)	(1,140)
Total income tax charge for the year	13,679	(54,110)

(*) See Note 13.

(1) See Note 10.

Tax Reform

On December 29, 2017, the Argentine Executive Branch promulgated Law 27430 on Income Tax. This law has introduced several changes regarding income tax, whose key components are as follows:

- Income tax rate: the Income tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years beginning on January 1, 2018 through December 31, 2019, and 25% for fiscal years beginning as of January 1, 2020, such date included.

- Tax on Dividends: a tax on dividends or profits distributed, among others, was established for Argentine companies or permanent establishments with respect to those made to: human persons, undivided estates or foreign beneficiaries, with the following considerations to be taken into account: (i) dividends arising from profits generated during the years beginning January 1, 2018 through December 31, 2019 will be subject to a 7% withholding tax and (ii) dividends arising from earnings obtained for fiscal years beginning January 1, 2020 onwards will be subject to 13% withholding tax.

The dividends arising from benefits obtained until the year before the fiscal year commenced as of January 1, 2018 will continue to be subject, for all beneficiaries thereof, to the 35% withholding on the amount exceeding the accumulated tax-free distributable income (the transition period for equalization tax).

- Optional tax revaluation: the regulations establish that, at the option of a company, such company may carry out a tax revaluation of the assets located in the country, and which are affected with respect to the generation of taxable earnings. The special tax on the amount of the revaluation depends on the asset, and may be 8% for certain real property which is not included in inventories, 15% for certain real property which is include in inventory, and 10% for certain personal property and other assets. Once the option is exercised for a certain asset, the remaining assets of the same category must be revaluated. The taxable income arising from the revaluation is not subject to income tax, and the special tax on the revaluation amount will not be deductible from such tax.

157

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

On December 23, 2019, the Argentine Executive Branch promulgated Law 27,541, which introduced several changes for processing Income Tax:

- Income tax rate: the reduction is suspended for the tax rate for fiscal years commenced up to January 1, 2021, such date included. Therefore, for fiscal years closing on December 31, 2020 and December 31, 2021, the rate is established at 30%.

- Inflation adjustment: The inflation adjustment for the first and second fiscal year commenced January 1, 2019, must be charged one sixth (1/6) in that fiscal period, and the remaining five sixths (5/6), in equal parts, in the following five immediate fiscal periods.

As of the closing date of these Separate Financial Statements, the Company verified that the parameters established by the Argentine Income Tax Act for the application of the tax inflation adjustment have been met; consequently, said adjustment has been considered to determine the year's tax. The effect of the deferral of five-sixths of the inflation taxable income has been recognized as a deferred tax asset. (See Note 12).

NOTE 24. DIVIDENDS

The Ordinary and Extraordinary Shareholders' Meeting of the Company, held on April 25, 2019, approved the Financial Statements as of December 31, 2018 and the treatment of income for the year ended on that date.

Dividends approved at the above-referenced shareholders' meeting amounted to Ps. 2,000,000 and represented Ps. 1.40 (figures stated in Argentine pesos) per share. On May 9, 2019, the aforementioned dividends were paid to the Group's shareholders.

The Ordinary and Extraordinary Shareholders' Meeting of the Company, held on April 24, 2018, approved the Financial Statements as of December 31, 2017 and the treatment of income for the year ended on that date.

Dividends approved at the above-mentioned meeting amounted to Ps. 1,200,000 and represented Ps. 0.84 (figures stated in Argentine pesos) per share. On May 9, 2018, the aforementioned dividends were paid to the Group's shareholders.

NOTE 25. EARNINGS PER SHARE

Earnings per share is calculated by dividing the income attributable to the Company's shareholders into the weighted average of the outstanding ordinary shares in the relevant fiscal year. Since the Company does not have preferred shares or debt convertible into shares, the basic earnings is equal to the diluted earnings per share.

	12/31/19	12/31/18
Income attributable to the Company's Shareholders	41,557,118	14,427,034
Weighted Average of outstanding shares (thousands)	1,426,765	1,426,765
Earnings per Share	29.13	10.11

NOTE 26. CAPITAL MANAGEMENT AND RISK POLICIES

In addition to applicable local regulations, the Company, in its capacity as a listed Company on the United States of America's markets, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (SOX). The Company's risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by the main controlled companies.

158

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Capital Management

The Company's objectives are to generate returns for its shareholders, benefits for other stakeholders and maintain an optimum capital structure. The Company's capital structure takes into account investment needs in its subsidiaries and new undertakings, maintaining the expected profitability levels and complying with the established liquidity and solvency objectives.

Market Risk

The following are the sensitivity analyses of Income and Equity as to reasonable changes in exchange rates in relation to the Company's functional currency.

During 2017, each instrument was assigned a holding period in accordance with market depth (previously, the time horizon were 10 trading sessions for the entire trading operation).

The exposure to exchange rate risk at the year closing per type of currency is detailed below:

Currency	Balances as of 12/31/19
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net position
US Dollar	572,505	(22,502)	-	550,003
Total	572,505	(22,502)	-	550,003

Currency	Balances as of 12/31/18
	Monetary Financial Assets	Monetary Financial Liabilities	Derivatives	Net position
US Dollar	84,660	(12,839)	-	71,821
Total	84,660	(12,839)	-	71,821

Currency	Variation	Balances as of 12/31/19		Balances as of 12/31/18
		Income	Equity	Income	Equity
US Dollar	10%	55,000	605,003	7,182	79,003
US Dollar	-10%	(55,000)	495,003	(7,182)	64,639

Interest Rate Risk

The different sensitivity of assets and liabilities to changes in the "market interest rates" exposes the Company to the "interest rate risk". This is the risk of the financial margin and the Shareholders' Equity value varying as a consequence of the fluctuation of market interest rates. The magnitude of this variation is related to the sensitivity of the interest rate of the Company's Assets and Liabilities structure.

Operational Risk

159

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Operational risk management comprises the identification, assessment, follow up, control and mitigation of such risk. This is a continuous process carried out across the Group, fostering a risk management culture across all the various organizational levels.

- Identification

The starting point for management is risk identification and their connection to the controls established to mitigate such risks, considering both internal and external factors that may affect the development of the processes. The outcomes of the above activity are recorded in a risks registry, acting as a central repository of the nature and status of each risk and its controls.

- Assessment

Once the risks have been identified, the magnitude is established, in terms of impact, frequency and probability of risk occurrence, taking into account existing controls. The combination of impact and probability of occurrence determines the level of risk exposure. Finally, the estimated risk levels are compared to the pre-established criteria, considering the balance of potential benefits and adverse results.

- Follow up

The follow up process enables the detection and correction of possible deficiencies in the policies, processes and procedures used to assess risk, and in their updating.

- Risk control and mitigation

Risk control and mitigation ensures compliance with the internal policies in place and analyzes the risks and the relevant responses to avoid, accept, reduce or share them, aligning them with the defined risk tolerance.

IT Risk

The Group manages Information Technology (IT) Risk inherent in its products, activities and business processes. In turn, it manages the risk associated with respect to the relevant information systems, information technology and security processes associated therewith. IT Risk also comprises the risks arising from the subcontracted activities and the services provided by its suppliers.

Reputational Risk

Reputational Risk can stem from the materialization of other risks: Legal, Compliance, Operational, Technological, Strategic, Market, Liquidity, Credit risks, etc.

The stakeholders are at the center of this function and are considered when establishing any type of mitigation measure.

Strategic Risk

Strategic risk is the risk arising from an inappropriate business strategy, or an adverse change in the forecasts, parameters, objectives and other functions supporting that strategy.

NOTE 27. TRANSACTIONS WITH RELATED PARTIES

Related parties include all entities that control another entity within a group, whether directly or indirectly through other entities, are under the same control, or can exert significant influence over the financial or operational decisions of another entity.

160

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

The Company controls another entity when it has power over the financial and operational decisions of other entities, and, in turn, obtains benefits from it.

On the other hand, the Company considers that it has joint control when there is an agreement between the parties on the control over a common economic activity.

Finally, consideration is also give to cases where the Company has significant influence due to the power it has to influence the financial and operational decisions of another entity, but is not able to exercise control over them. Shareholders with an interest equal to or greater than 20% of the Company's or its subsidiaries' total votes are considered to exert a significant influence.

In determining said situations, not only are the legal aspects observed, but so are the nature and substance of the relationship.

Additionally, the key personnel of the Company, including the members of the Company's Board of Directors, and its managers), as well as the entities over which the key personnel can exert significant influence or control, are considered related parties.

Controlling Entity

The Group is controlled by:

Name	Nature	Main Activity	Location	Interest %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Matters	CABA - Argentina	19.71%

Remunerations of Key Personnel

Remunerations to the Company's key personnel as of December 31, 2019 and December 31, 2018 amount to Ps. 87,173 and Ps. 70,076, respectively.

Composition of Key Personnel

The composition of key personnel as of the indicated dates is as follows:

	12/31/19	12/31/18
Regular Directors	9	9
Total	9	9

Transactions with Related Parties

The Company has not been a party to, or granted loans to:

(i) companies that directly or indirectly, through one or more intermediaries, control or are controlled by the Company;

(ii) associates (i.e., a consolidated company where the Company exerts significant influence, or which significantly exerts influence on the Company);

(iii) persons who have, directly or indirectly, an interest with voting power in the Company that gives them a significant influence on the Company, and, where appropriate, ascendants, descendants, spouses or siblings of said person (i.e., close members of the family that could influence or be influenced by that person in their relations with the Company);

(iv) key directors or managers; or

(v) companies with a substantial interest, and whose ownership involves any of the persons described in (iii) or (iv) and/or who can exert a significant influence on the Company. For the purposes of this paragraph, this includes companies owned by the directors or main shareholders of the Company having a key member of the administration in common with the Company, as applicable.

161

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Balances between Related Parties

Transactions performed with subsidiaries as of the indicated dates are detailed below:

Banco de Galicia y Buenos Aires S.A.U.	12/31/19	12/31/18
Assets
Cash and Due from Banks	85,308	487
Loans and Other Financing	249,751	790,458
Total	335,059	790,945
Liabilities
Other Non-financial Liabilities	-	85
Total	-	85

Income	12/31/19	12/31/18
Interest Income	161,865	82,534
Administrative Expenses	(5,114)	(4,469)

NOTE 28. ADDITIONAL INFORMATION REQUIRED BY THE BCRA

28.1. RESTRICTIONS TO DISTRIBUTION OF PROFITS

According to Art. 70 of the General Companies Act, the Company must transfer to its Legal Reserve 5% of the profit for the year, until such reserve reaches 20% of the capital stock plus the balance of the Capital Adjustment account. If this reserve decreases for any cause, profits cannot be distributed until the reserve reaches 20%.

28.2. CAPITAL MANAGEMENT AND TRANSPARENCY POLICY IN TERMS OF CORPORATE GOVERNANCE

Board of Directors

The Board of Directors of the Company is the highest management body of the Company. It is composed of nine Regular Directors and three Alternate Directors who must have the knowledge and skills required to clearly understand their responsibilities and duties within Corporate Governance, and work with the loyalty and diligence of a good businessman.

In accordance with the Bylaws, both Regular and Alternate Directors hold office for up to three years, are partially renewed each year and may be indefinitely reelected.

The Company complies with adequate standards both regarding the total number of Directors and the number of independent Directors. Additionally, the Company's Bylaws provide adequate flexibility to adjust the number of Directors between three and nine Directors as a result of  variations in the conditions in which the Company operates.

The Board of Directors, in all relevant respects, complies with the recommendations of the Code of Corporate Governance included in Schedule IV of Title IV of the National Securities Commission regulations (TN 2013).

Likewise, the Executive Committee, the Audit Committee and the Disclosure Committee review the application of corporate governance policies defined by regulations in force. These Committees periodically reports to the Board of Directors, which becomes aware of the decisions of each Committee, and the relevant matters are recorded in the Minutes of their meetings.

162

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Executive Committee

In July 2018, the Board of Directors of the Company approved the creation and the Regulations of the Executive Committee. The Executive Committee is composed of five Regular Directors, and its purpose is to contribute to the management of the Company's ordinary and usual business for a more efficient fulfillment of the Company's Board of Directors' mission.

Audit Committee

The Audit Committee established by Law No. 26,831 on Capital Markets and the CNV Regulations, is composed of three Directors, two of them independent, and complies with the requirements of the Sarbanes-Oxley Act of the United States of America.

The Audit Committee's responsibility is to provide the Company's Board of Directors with assistance in overseeing the Financial Statements, as well as in controlling the Company and its subsidiaries.

Disclosure Committee

The Disclosure Committee was created in compliance with the recommendations in the Sarbanes-Oxley Act of United States of America, and is composed of the General Manager, the Administrative-Financial Manager and two supervisors of the Administrative-Financial Management.

Some of the Committee's duties include: monitoring the Company's internal controls, reviewing the Financial Statements and other information published, and preparing reports for the Board of Directors on the activities carried out by the Committee. The Committee's operation has been gradually adapted to local legislation and it currently performs important administrative and information functions that are used by the Board of Directors and the Audit Committee, thus contributing to the transparency of the information provided to the markets.

Basic Ownership Structure.

The Company is a company whose purpose is exclusively to conduct financial and investment activities as per Art. 31 of the General Companies Act. This means it is a holding company, engaged in managing its shareholdings, equity and resources.

The Bank is the Company's main asset, with the Company holding 100% of its capital stock. This Company, as a banking institution, is subject to certain regulatory restrictions imposed by the BCRA. Among them, there is a restriction limiting holding to a maximum 12.5% of the capital stock in companies not performing complementary activities.

Therefore, the Company is the direct and indirect holder of those interests performing activities defined as non-complementary.

The structure of the Company  is reduced, since it is a holding company of a group of financial services. This is why certain organizational aspects which are typical of large operating companies are not applicable to the Group.

Finally, it should be noted that the Company is under the control of another pure holding company, denominated EBA Holding S.A., which possesses the sufficient number of votes to form the corporate will at the shareholders' meetings, although it does not conduct any management activity with respect to the Group.

Compensation Systems

Directors' compensation is approved at the Ordinary Shareholders' Meeting and is established within the limits set forth by the Law and Bylaws.

163

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

The Audit Committee issues an opinion on the reasonableness of the compensation proposals for the Directors, considering market standards.

164

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE SEPARATE FINANCIAL STATEMENTS
FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM Figures stated in thousand Argentine pesos, except as otherwise provided

Business Conduct Policy.

Since its establishment, constant characteristics of the Company have been broad respect for shareholders' rights, reliability and accuracy of information provided, transparency of Company policies and decisions, and good judgment in the disclosure of strategic business issues.

Code of Ethics;

The Company has a formally approved Code of Ethics that guides its policies and activities, specifically related to business impartiality and conflicts of interests, and how the collaborator must act in order to identify a breach of the Code of Ethics.

165

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A - DETAIL OF PUBLIC AND PRIVATE SECURITIES

FOR THE TWELVE-MONTH FISCAL YEAR ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Holding				Position
	Fair value	Fair Value Level	Book Balance		No Options	Options	Final
			12/31/19	12/31/18
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	-	-	-	19,394	-	-	-
Local	-	-	-	19,394	-	-	-
Letes in USD - Type: LTDF9	-	Level 1	-	19,394	-	-	-

166

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F - CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Transfers	Depreciation				Residual value as of
						Accumulated	De-recognition	For the year	At closing	12/31/19	12/31/18
Measurement at cost
Vehicles	1,952	5	4,120	-	-	364	-	280	644	5,428	1,588
Total	1,952		4,120	-	-	364	-	280	644	5,428	1,588

Item	Value at the beginning of the year	Estimated useful life, in years	Recognition	De-recognition	Transfers	Depreciation				Residual value as of
						Accumulated	De-recognition	For the year	At closing	12/31/18	12/31/17
Measurement at cost
Vehicles	1,952	5	-	-	-	125	-	239	364	1,588	1,827
Total	1,952		-	-	-	125	-	239	364	1,588	1,827

167

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE K - COMPOSITION OF THE CAPITAL STOCK

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except for "quantity" and "No. of votes per each share"

Shares				Capital stock
Class	Quantity	Nominal value per share	Votes per share	Issued		Pending issuance or distribution	Allocated	Paid-in	Not paid-in
				Outstanding	Portfolio shares
Class "A"	281,221,650	One Argentine peso per Share	5	281,222	-	-	-	281,222	-
Class "B"	1,145,542,947	One Argentine peso per Share	1	1,145,543	-	-	-	1,145,543	-
Total	1,426,764,597			1,426,765	-	-	-	1,426,765	-

168

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L - BALANCES IN FOREIGN CURRENCY

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Items	Headquarters and branches in the country	12/31/19	12/31/19				12/31/18
			US Dollar	Euro	Real	Other
ASSETS
Cash and Due from Banks	95,689	95,689	95,689	-	-	-	6,663
Debt Securities at Fair Value through Profit or Loss	-	-	-	-	-	-	19,394
Other Financial Assets	52	52	52	-	-	-	-
Loans and Other Financing	476,764	476,764	476,764	-	-	-	58,603
Non-financial Public Sector	-	-	-	-	-	-	-
BCRA	-	-	-	-	-	-	-
Other Financial Institutions	476,764	476,764	476,764	-	-	-	58,603
To the non-financial Private Sector and Residents Abroad	-	-	-	-	-	-	-
TOTAL ASSETS	572,505	572,505	572,505	-	-	-	84,660
LIABILITIES				-	-	-
Other Non-financial Liabilities	22,502	22,502	22,502	-	-	-	12,839
TOTAL LIABILITIES	22,502	22,502	22,502	-	-	-	12,839

169

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P - CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

FOR FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

Items(*)	Amortized Cost	Fair value through OCI	Fair value through profit or loss		Fair value hierarchy
			Initially designated, or according to 6.7.1 of IFRS 9	Mandatory Measurement	Level 1	Level 2	Level 3
Financial Assets
Cash and Due from Banks	95,982	-	-	-	-	-	-
Cash	10	-	-	-	-	-	-
Financial Institutions and Correspondents	95,972	-	-	-	-	-	-
Debt Securities at Fair Value through Profit or Loss	-	-	-	-	-	-	-
Other Financial Assets	70	-		3,681	3,681
Loans and Other Financing	726,515	-	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	726,515	-	-	-	-	-	-
Total financial assets	822,567	-	-	3,681	3,681	-	-

(*) There were no liabilities that could be classified as financial liabilities as of the closing date.

170

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

I. GENERAL ISSUES ON THE COMPANY'S ACTIVITY:

1. SPECIFIC AND SIGNIFICANT LEGAL REGIMES THAT IMPLY CONTINGENT FLATTENINGS OR RESTATEMENTS OF BENEFITS PROVIDED FOR UNDER SUCH REGULATIONS.

None.

2. SIGNIFICANT CHANGES IN THE ACTIVITIES OF THE COMPANY OR OTHER SIMILAR CIRCUMSTANCES OCCURRED DURING THE YEARS INCLUDED IN THE FINANCIAL STATEMENTS THAT AFFECT THEIR COMPARABILITY WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR WHICH COULD AFFECT IT WHEN PRESENTING STATEMENTS FOR FUTURE FISCAL YEARS.

None.

3. CLASSIFICATION OF BALANCES OF CREDITS AND DEBTS IN THE FOLLOWING CATEGORIES:

 a. DUE

As of December 31, 2019 and December 31, 2018, there were no credits or debts due.

b. WITHOUT ESTABLISHED TERM ON DEMAND

As of December 31, 2019 and December 31, 2018, there were no credits or debts without established term on demand.

 c. TO BE DUE

Other Financial Assets		Loans and Other Financing	Current Income tax Assets	Deferred Income Tax Assets	Other Non-Financial Assets
1st. Quarter	3,751	726,515	56	-	279,482
2nd. Quarter	-	-	42,686	-	106
3rd. Quarter	-	-	-	-	-
4th. Quarter	-	-	-	-	-
Over a year	-	-	-	73,626	-
Total to be due 12/31/19	3,751	726,515	42,742	73,626	279,588

Other Financial Assets		Loans and Other Financing	Current Income tax Assets	Deferred Income Tax Assets	Other Non-Financial Assets
1st. Quarter	11,326	849,061	-	-	-
2nd. Quarter	-	-	-	-	68
3rd. Quarter	-	-	-	-	-
4th. Quarter	-	-	-	-	594
Over a year	-	-	-	4,030	-
Total to be due as of 12/31/18	11,326	849,061	-	4,030	662

171

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL STATEMENTS (continued)

	Other Financial Liabilities	Current Income Tax Liabilities	Deferred Income Tax Liabilities	Other Non-financial Liabilities
1st. Quarter	-	-	-	27,359
2nd. Quarter	-	13,079	-	279,299
3rd. Quarter	-	-	-	-
4th. Quarter	-	-	-	-
Over a year	1	-	-	898
Total to be due 12/31/19	1	13,079	-	307,556

	Other Financial Liabilities	Current Income Tax Liabilities	Deferred Income Tax Liabilities	Other Non-financial Liabilities
1st. Quarter	-	-	-	19,238
2nd. Quarter	-	47,060	-	-
3rd. Quarter	-	-	-	174
4th. Quarter	-	-	-	-
Over a year	-	-	-	616
Total to be due as of 12/31/18	-	47,060	-	20,028

4. CLASSIFICATION OF CREDITS AND DEBTS, SO THAT INFORMATION IS PROVIDED REGARDING THE FINANCIAL EFFECTS DERIVED FROM THEIR SERVICING.

a. Accounts in foreign currency are detailed in Schedule L.

The Company did not have accounts to record payments in kind as of December 31, 2019 and December 31, 2018.

b. The Company did not have balances subject to the adjustment clause as of December 31, 2019 and December 31, 2018.

c. The balances accruing interest and those not accruing interest as of the indicated dates are detailed below:

	Other Financial Assets	Loans and Other Financing	Current Income tax Assets	Deferred Income Tax Assets	Other Non-Financial Assets
Not accruing interest	70	-	42,742	73,626	279,588
At Variable Rate	3,681	476,764	-	-	-
At Fixed Rate	-	249,751	-	-	-
Total as of 12/31/19	3,751	726,515	42,742	73,626	279,588

	Other Financial Assets	Loans and Other Financing	Current Income tax Assets	Deferred Income Tax Assets	Other Non-Financial Assets
Not accruing interest	15	-	-	4,030	662
At Variable Rate	11,311	58,603	-	-	-
At Fixed Rate	-	790,458	-	-	-
Total as of 12/31/18	11,326	849,061	-	4,030	662

172

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

	Other Financial Liabilities	Current Income Tax Liabilities	Deferred Income Tax Liabilities	Other Non-financial Liabilities
Not accruing interest	-	13,079	-	307,556
At Variable Rate	-	-	-	-
At Fixed Rate	1	-	-	-
Total as of 12/31/19	-	13,079	-	307,556

	Other Financial Liabilities	Current Income Tax Liabilities	Deferred Income Tax Liabilities	Other Non-financial Liabilities
Not accruing interest	-	47,060	-	20,028
At Variable Rate	-	-	-	-
At Fixed Rate	-	-	-	-
Total as of 12/31/18	-	47,060	-	20,028

5. DETAIL OF INTEREST PERCENTAGES IN COMPANIES INCLUDED IN ART. 33 OF LAW NO. 19,550, PER CAPITAL AND TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES, BOTH PER COMPANY AND SEGREGATED AS PROVIDED FOR IN THE ABOVE POINTS 3 AND 4.

See Notes 8 and 27 to the Separate Financial Statements.

II. PHYSICAL INVENTORY COUNT OF INVENTORIES:

7. PERIODICITY AND SCOPE OF PHYSICAL INVENTORY COUNTS OF INVENTORIES.

The Company did not have Inventories as of December 31, 2019 and December 31, 2018.

III. CURRENT VALUES

8. SOURCES OF DATA USED TO CALCULATE THE CURRENT VALUES USED TO VALUATE INVENTORIES, FIXED ASSETS AND OTHER SIGNIFICANT ASSETS.

See Notes 1 and 2 to the Separate Financial Statements.

FIXED ASSETS

9. IF THERE ARE TECHNICALLY REVALUED FIXED ASSETS, INDICATE THE METHOD FOLLOWED TO CALCULATE THE USE OF THE "RESERVE FOR TECHNICAL REVALUATION" FOR THE YEAR, WHEN PART OF IT HAD BEEN PREVIOUSLY REDUCED TO ABSORB LOSSES.

The Company did not have technically revalued Fixed Assets as of December 31, 2019 and December 31, 2018.

10.1 THE TOTAL VALUE OF UNUSED FIXED ASSETS DUE TO OBSOLESCENCE MUST BE REPORTED, AS STATED IN THE BALANCE SHEET.

The Company did not have unused fixed assets due to obsolescence as of December 31, 2019 and December 31, 2018.

173

ADDITIONAL INFORMATION TO THE SEPARATE FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

Figures stated in thousand Argentine pesos, except as otherwise provided

IV. INTERESTS IN OTHER COMPANIES

11. INTERESTS IN OTHER COMPANIES EXCEEDING THAT ALLOWED BY ART. 31 OF LAW NO. 19,550 AND PLANS TO REGULARIZE THE SITUATION.

The purpose of the Company is to perform financial and investment activities; therefore, the limitation provided for in Article 31 of Law No. 19,550 regarding interests in other companies does not apply.

V. RECOVERABLE SECURITIES

12. CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT "RECOVERABLE VALUES" OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMITS FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS.

See Notes 1 and 2 to the Separate Financial Statements.

VI. INSURANCE

13. INSURANCE COVERING TANGIBLE ASSETS.

As of December 31, 2019 and December 31, 2018, the detail of contracted insurance for fixed assets was as follows:

Insured Assets	Covered Risk	Insured amount as of 9/30/19	Book Value as of 12/31/19	Book Value as of 12/31/18
Vehicles	Robbery, theft, fire or total loss	8,909	5,428	1,588

VII. POSITIVE AND NEGATIVE CONTINGENCIES

14. ELEMENTS TAKEN INTO ACCOUNT TO CALCULATE THE ALLOWANCES WHOSE BALANCES, TAKEN INDIVIDUALLY OR JOINTLY, EXCEED TWO PERCENT (2%) OF EQUITY.

None.

15. CONTINGENT SITUATIONS AS OF THE DATE OF THE FINANCIAL STATEMENTS WHOSE LIKELIHOOD OF OCCURRENCE IS NOT REMOTE, AND WHOSE EFFECTS ON EQUITY HAVE NOT BEEN BOOKED, INDICATING WHETHER THE LACK OF REGISTRATION IS BASED EITHER ON ITS LIKELIHOOD OF OCCURRENCE, OR ON THE DIFFICULTIES TO QUANTIFY SAID EFFECTS.

As of December 31, 2019 and December 31, 2018, there were no contingent situations whose likelihood is not remote and whose effects on equity have not been booked.

VIII. IRREVOCABLE ADVANCES ON ACCOUNT OF FUTURE SUBSCRIPTIONS

16. STATUS OF THE PROCEDURE FOR THEIR CAPITALIZATION

As of December 31, 2019 and December 31, 2018 there were no irrevocable contributions on account of future subscriptions.

17. CUMULATIVE UNPAID DIVIDENDS FROM PREFERRED SHARES

As of December 31, 2019 and December 31, 2018, there were no cumulative unpaid dividends from preferred shares.

18. CONDITIONS, CIRCUMSTANCES OR TERMS FOR CESSATION OF THE RESTRICTIONS TO THE DISTRIBUTION OF RETAINED EARNINGS, INCLUDING THOSE ARISING FROM THE USE OF THE LEGAL RESERVE TO ABSORB FINAL LOSSES STILL PENDING REFUND.

See Note 28.1 to the Separate Financial Statements.

174

GRUPO FINANCIERO GALICIA S.A.

INDEPENDENT AUDITOR'S REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 430 - 25th floor

Autonomous City of Buenos Aires

Report on the Financial Statements

We have performed an audit of the accompanying separate financial statements of Grupo Financiero Galicia S.A. (hereinafter the "Entity") and its controlled companies, which include the Separate Statement of Financial Position as of December 31, 2019, and the related Separate Statement of Income and Other Comprehensive Income, Separate Statement of Changes in Shareholders' Equity and Separate Statement of Cash Flows for the fiscal year then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The balances and other information for fiscal year 2018 are an integral part of the audited financial statements mentioned above and, therefore, should be considered in connection with those financial statements.

Board of Directors' Responsibility

The Entity's board of directors is responsible for the preparation and presentation of the separate financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.). In addition, the board of directors is responsible for developing the internal control they may deem necessary for the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Auditors' Responsibility

Our responsibility is to express an opinion on the accompanying separate financial statements based on our audit. We have conducted our audit in accordance with the Argentine auditing standards provided in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). Those standards require that we comply with ethical requirements and that we plan and perform the audit in order to obtain reasonable assurance about whether the separate financial statements are free from material misstatements.

An audit entails performing procedures to obtain judgmental evidence regarding the amounts and other information disclosed in the separate financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatements in the separate financial statements. When performing such risk assessment, the auditor should consider the appropriate internal control relevant for the Entity's preparation and fair presentation of the separate financial statements in order to design adequate audit procedures based on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Entity's internal controls. An audit also includes an assessment of the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Entity's board of directors and the presentation of the separate financial statements as a whole.

We believe that the judgmental evidence we have obtained provides an adequate basis for our audit opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, Grupo Financiero Galicia S.A.'s and its controlled companies' separate financial position as of December 31, 2019, its separate comprehensive income, separate changes in shareholders' equity and separate cash flows for the fiscal year then ended, in accordance with the accounting standards established by the Argentine Central Bank.

Emphasis of matter

Without changing our opinion, as mentioned in Note 1.1 to the separate financial statements, the accompanying separate financial statements have been prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. In such note, the Entity has identified the effect on the financial statements derived from the different valuation and disclosure criteria.

Paragraph on Other Issues

GRUPO FINANCIERO GALICIA S.A.

Without changing our opinion, we draw attention to the fact that these separate financial statements have been prepared in accordance with the Argentine Central Bank's accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because the Argentine Central Bank's accounting framework does not contemplate applying section 5.5 "Impairment" of IFRS 9 "Financial Instruments" and International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" and that the valuation of equity investments disclosed in Note 1.1 which are measured at fair value estimated by the Entity, contain an adjustment required by the Argentine Central Bank . The Entity has quantified the effect of applying International Accounting Standards No. 29 "Financial Reporting in Hyperinflationary Economies" and section 5.5 "Impairment" of IFRS 9 "Financial Instruments" in Notes 1.2 and 1.7 to these separate financial statements. For the sake of an accurate interpretation, these separate financial statements should be read considering such circumstances.

Report on the Compliance with Regulations in force

As required by the regulations in force, we report that:

a) The separate financial statements of Grupo Financiero Galicia S.A. as of December 31, 2019 have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, they are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission.

b) The separate financial statements of Grupo Financiero Galicia S.A. arise from accounting records kept, in all formal aspects, in compliance with legal regulations, which maintain the security and integrity conditions based on which they were authorized by the Argentine National Securities Commission.

c) We have read the Additional Information to the Notes to the Financial Statements required by Title IV, Chapter III, Article 12 of the Argentine National Securities Commission's regulations, on which, insofar as concerns our field of competence, we have no observations to make.

d) As of December 31, 2019, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which arises from the Entity's accounting records, amounted to $167,948.46, which was not yet due at that date.

e) As required by Title IV, Section I, Chapter I, Article 2 of the Argentine National Securities Commission's regulations, we report that:

e.1)	Grupo Financiero Galicia S.A.'s corporate purpose is exclusively related to financial and investment activities.

e.2)

The equity investments in Banco de Galicia y Buenos Aires S.A.U. and Tarjetas Regionales S.A. (subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué "A" 2989, and complementary)), represent 95.93% of Grupo Financiero Galicia S.A.'s assets, being the Entity's main assets.

e.3)	96.03% of Grupo Financiero Galicia S.A.'s income stems from the share of profit (loss) of the entities mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. has a 100% equity interest in Banco de Galicia y Buenos Aires S.A.U. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

f) As required by Title II, Section VI, Chapter III, Article 21, Subsection b) of the Argentine National Securities Commission's regulation, we report that the total fees billed to the Entity for auditing and audit related services in the fiscal year ended December 31, 2019, represents:

f.1)	100% of total fees billed to the Entity for services in that fiscal year.

f.2)	11% of total fees billed to the Entity and its controlling, controlled and related companies for auditing and audit related services in that fiscal year.

GRUPO FINANCIERO GALICIA S.A.

f.3)	11% of total fees billed to the Entity and its controlling, controlled and related companies for services in that fiscal year.

g) We have applied the anti-money laundering and anti-terrorist financing procedures for Grupo Financiero Galicia S.A. set forth in the corresponding professional standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, February 20, 2020.

PRICE WATERHOUSE & CO. S.R.L

GRUPO FINANCIERO GALICIA S.A.

SUPERVISORY COMMITTEE'S REPORT

To Shareholders and Directors of

Grupo Financiero Galicia S.A.

Registered Address: Tte. Gral. Juan D. Perón 430 - 25th Floor

Autonomous City of Buenos Aires

Tax ID. N° 30-70496280-7

OVERDRAFTS REVIEWED

1. In our capacity as members of the Supervisory Committee of Grupo Financiero Galicia S.A., in accordance with the provisions of paragraph 5 of Article 294 of the General Companies Act, we have examined the attached Consolidated Financial Statements and Separate Financial Statements of Grupo Financiero Galicia S.A. (hereinafter the "Company") comprising:

  the Annual Report;

  the consolidated and Separate Statements of Financial Position as of December 31, 2019;

  the Consolidated and Separate Statements of Income and Other Comprehensive Income for fiscal year ended December 31, 2019;

  the Consolidated and Separated Statements of Changes in Equity and Cash Flows for the fiscal year ended on said same date;

  an overview of the significant accounting policies and other explanatory information included in the notes, schedules and profit distribution project; and

  the limited Review Report.

Figures and other information relevant to fiscal year 2018 are an integral part of the aforementioned financial statements and are presented for the purpose of being interpreted exclusively in relation to the figures and information for the current fiscal year.

RESPONSIBILITY OF THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

2. The Board of Directors of the Company is responsible for the preparation and reasonable presentation of the financial statements in accordance with the accounting framework established by the Argentine Central Bank (BCRA). The Board of Directors is also responsible for developing necessary internal controls to enable preparation of financial statements that are free of significant inaccuracies derived from errors or irregularities.

RESPONSIBILITY OF THE SYNDIC

3. Our responsibility is to express an opinion about the documents detailed in point 1, based on the review performed within the scope detailed in point 4.

4. Our work was performed in accordance with the legal standards of the Syndic Commission in force in the Argentine Republic and those established in Technical Resolution No. 15 of the Argentine Federation of Professional Councils of Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas, FACPCE). These standards require that the review of the financial statements be carried out in accordance with the current professional auditing standards and those issued by the Argentine Central Bank, and include the verification of the consistency of the overdrafts reviewed with the information on the corporate decisions exposed in minutes, and the adequacy of these decisions to the law and bylaws in relation to their formal and documentary aspects. To perform our professional task on the overdrafts detailed in point 1, we have reviewed the audit carried out by the external auditors Price Waterhouse & Co. SRL, who issued their audit report dated February 20, 2020 without qualifications, in accordance with the auditing standards established in Technical Resolution No. 37 of the FACPCE and with the auditing standards issued by the Argentine Central Bank (BCRA). This review includedverification of the work planning, the nature, scope and timeliness of the procedures applied and the results of the audit performed by said professionals. The current auditing standards require the auditor to fulfill the ethical requirements and to plan and execute the audit in order to obtain a reasonable certainty as to whether the financial statements are free of significant misstatements or not. An audit implies the application of procedures to obtain elements of judgement about the figures and other information presented in the financial statements. The selected procedures depend on the auditor's judgment, including assessment of the risk of significant improprieties in the financial statements. In making such risk assessment, the auditor should consider the relevant internal control for the preparation and reasonable presentation by the Company of the financial statements, in order to design the appropriate audit procedures, depending on the circumstances, and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also comprises an assessment of the adequacy of the accounting policies applied, the reasonableness of the accounting estimates made by the Company's Board of Directors and the presentation of the financial statements as a whole.

GRUPO FINANCIERO GALICIA S.A.

In relation to the Annual Report, we have verified that it contains the information required by the General Companies Act and that its numerical data are consistent with the Company's accounting records and relevant documentation, for which we are responsible. The allowances and projections on future events contemplated in the aforementioned document are the responsibility of the Board of Directors.

Since it is not our responsibility to carry out a management control, the review did not extend to the criteria and business decisions of the various areas of the Company, which are the sole responsibility of the Board of Directors.

We also note that, in compliance with the legal controls which are our responsibility, during the fiscal year we have applied the remaining procedures described in Article 294 of Law 19,550 that we consider necessary according to the circumstances, including, among others, control of the constitution and subsistence of the directors' guarantee.

OPINION

Based on the review carried out, within the scope described in point 4, and considering the external auditors' report, in our opinion, the financial statements mentioned in point 1 of this report are presented in all its significant aspects, reasonably, and in accordance with the accounting standards of the Argentine Central Bank.

In compliance with the legal controls which are our responsibility, we have no objections.

With respect to the Annual Report of the Board of Directors relevant to the fiscal year ended December 31, 2019, we have no objections regarding our competence, being the Board of Directors solely responsible for making any statements about future events. Likewise, we have carried out a review of the report on the degree of compliance with the Corporate Governance Code, attached as a schedule to the Annual Report prepared by the Management Body pursuant to Resolution 797/2019 of the CNV. As a result of our review, no aspect has been revealed that makes us believe that said schedule contains significant errors or has not been prepared in all its significant aspects in accordance with the aforesaid General Resolution of the CNV.

EMPHASIS PARAGRAPHS

Without modifying our opinion:

i) As indicated in Note 1.1., the accompanying financial statements have been prepared in accordance with the accounting framework established by the BCRA. These standards differ from the current professional accounting standards. In the aforementioned note, the Company has identified the effect on the financial statements derived from the different valuation and exposure criteria.

ii) We note that the financial statements mentioned in point 1 have been prepared in accordance with the Argentine Central Bank's accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are because Argentine Central Bank's accounting framework does not contemplate International Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" or applying section 5.5 "Impairment" of IFRS 9 "Financial Instruments" and the valuation of Investments in Equity Instruments, described in Note 22 and 1.1, measured at fair value estimated by the Company, contain an adjustment required by the Arcentine Central Bank. The Company has only quantified the differences related to the application of International Accounting Standard No. 29 "Financial information in hyperinflationary economies" and Section 5.5 "Impairment Loss" of IFRS 9 "Financial Instruments" in Notes 1.2 and 1.7 to these financial statements. The financial statements must be read, for their correct interpretation, in the light of these circumstances.

GRUPO FINANCIERO GALICIA S.A.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

We note that:

i) the Company's consolidated and separate financial statements as of December 31, 2019 stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina;

ii) the Company's consolidated and separate financial statements as of December 31, 2019 have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission;

iii) we have read the Limited Review Report and the additional information in the notes to the separate financial statements required by Article 12, Chapter III, Title IV of the National Securities Commission regulations, on which we have no comments to make within the scope of our responsibility;

iv) we have read the information included in Note 52.4 to the consolidated financial statements, as of December 31, 2019 regarding the requirements established by the National Securities Commission about the Minimum Shareholders' Equity and the Minimum Liquidity, on which, insofar as concerns our field of competence, we have no observations to make; and

v) as required by Article 21, Chapter III, Section VI, Title II and by Article 4, subsection d), Chapter I, Title XII of the National Securities Commission regulations on the independence of the external auditor, the quality of the audit policies applied, and the Company's accounting policies, the aforementioned report by the external auditor includes the statement of having applied the current audit standards, which include the independence requirements, and does not contain qualifications in relation to the application of the standards issued by the Argentine Central Bank.

Autonomous City of Buenos Aires, February 20, 2020.

_________________________

            Omar Severini

  by Supervisory Committee

GRUPO FINANCIERO GALICIA S.A.

FINANCIAL STATEMENTS SIGNATURE RATIFICATION

FOR THE YEAR ENDED DECEMBER 31, 2019, IN COMPARATIVE FORM

This is to ratify the printed signatures appearing on the preceding pages, from page No. 1 to page No. 172, whose content is also ratified.